EXHIBIT 99.2
EXECUTION

364-DAY
REVOLVING CREDIT AGREEMENT
dated as of May 24, 2007 and amended as of June 27, 2007
by and among
THE THOMSON CORPORATION,
as Canadian Borrower and as a Non-Canadian Borrower,
THE OTHER BORROWERS
ACCEDING HERETO FROM TIME TO TIME,
THE SEVERAL LENDERS
FROM TIME TO TIME PARTY HERETO,
BARCLAYS BANK PLC,
as Non-Canadian Administrative Agent,
THE ROYAL BANK OF SCOTLAND PLC,
as Syndication Agent,
THE TORONTO-DOMINION BANK,
as Canadian Administrative Agent
and
JPMORGAN CHASE, N.A. AND
BANK OF AMERICA, N.A.,
as Documentation Agents
Arranged by:
BARCLAYS CAPITAL,
RBS SECURITIES CORPORATION AND
TD SECURITIES,
As Joint Lead Arrangers and Joint Book Managers

i

ii

EXHIBITS

Exhibit A	Form of Assignment and Acceptance
Exhibit B	Form of Compliance Certificate
Exhibit C	Form of Revolving Loan Note to Non-Canadian Lender
Exhibit D	Form of Notice of Borrowing
Exhibit E	Form of Notice of Account Designation
Exhibit F	Form of Notice of Conversion
Exhibit G	Form of Opinion of Special Counsel
SCHEDULES

Schedule 1.01(a)	Non-Canadian Borrowers
Schedule 1.01(b)	Form of Guarantee
Schedule 1.01(c)	Lenders, Applicable Lending Offices, Commitments and Initial Commitment Percentages
Schedule 1.01(d)	Mandatory Costs
Schedule 2.04(e)	Fees

iii

364-DAY
REVOLVING CREDIT AGREEMENT
     This 364-DAY REVOLVING CREDIT AGREEMENT (as it may be amended, supplemented or otherwise modified in accordance with the terms hereof at any time and from time to time, this “Agreement”), dated as of May 24, 2007 and amended as of June 27, 2007, is among THE THOMSON CORPORATION, as Canadian Borrower and as a Non-Canadian Borrower (“Thomson”), certain Subsidiaries of Thomson acceding hereto from time to time (together with Thomson, collectively, the “Borrowers”), the several banks and other financial institutions from time to time parties to this Agreement (each, a “Lender” and collectively, the “Lenders”), BARCLAYS BANK PLC (“Barclays”), as Non-Canadian administrative agent for the Non-Canadian Lenders hereunder (in such capacity, together with its successors and permitted assigns in such capacity, the “Non-Canadian Administrative Agent”), THE ROYAL BANK OF SCOTLAND PLC, as Syndication Agent (in such capacity, the “Syndication Agent”), THE TORONTO-DOMINION BANK (“TD”), as Canadian administrative agent for the Canadian Lenders hereunder (in such capacity, together with its successors and permitted assigns in such capacity, the “Canadian Administrative Agent”), and JPMORGAN CHASE, N.A. and BANK OF AMERICA, N.A., as Documentation Agents (each in such capacity, a “Documentation Agent”).
PRELIMINARY STATEMENT
     WHEREAS, Thomson and Reuters Group PLC, a public limited company incorporated under the laws of England and Wales (“Target”), have entered into that certain Implementation Agreement, dated as of May 15, 2007 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time and including all schedules, exhibits and annexes thereto, the “Implementation Agreement”), pursuant to which Thomson and Target have agreed to do certain acts and things to implement the combination of Thomson and Target by means of a dual listed company structure (collectively, the “Combination”);
     WHEREAS, concurrently with the consummation of the Combination, all of the issued and outstanding ordinary shares in the capital of Target shall be acquired by Thomson-Reuters Limited, which will be renamed Thomson-Reuters PLC (“Newco”), certain business units and Subsidiaries of Target will be acquired by Thomson and its Subsidiaries and certain business units and Subsidiaries of Thomson may be acquired by Target and its Subsidiaries through various corporate acquisitions and mergers;
     WHEREAS, the Lenders have agreed to extend certain credit facilities to Thomson, in an aggregate amount not to exceed £4,800,000,000, the proceeds of which will be used to finance a portion of the consideration for the Combination, refinance Debt at the Target or any of its Subsidiaries and pay fees and expenses incurred in connection with the Combination and this Agreement; and

     NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained herein, the parties agree as follows:
ARTICLE I
DEFINITIONS
     SECTION 1.01 Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):
     “Certain Funds Account” shall have the meaning assigned to such term in Section 2.06(c)(ii).
     “Administrative Agents” means collectively the Canadian Administrative Agent and the Non-Canadian Administrative Agent and “Administrative Agent” means one of the Canadian Administrative Agent or the Non-Canadian Administrative Agent as the context requires.
     “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with such Person. For the purposes of this definition, a Person shall be deemed to control another entity if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such entity, whether through the ownership of voting securities, by contract, or otherwise.
     “Agreement” means this 364-Day Revolving Credit Agreement dated as of May 24, 2007 and amended as of June 27, 2007, as it may be further amended, supplemented or otherwise modified in accordance with the terms hereof at any time and from time to time.
     “AML and Anti-Terrorist Acts” has the meaning assigned to that term in Section 6.01(l).
     “Applicable Law” means all applicable laws, statutes, treaties, rules, codes, ordinances, regulations, permits, certificates, orders, interpretations, licenses, and permits of any Governmental Authority and judgments, decrees, injunctions, writs, orders or like action of any court, arbitrator or other judicial or quasi–judicial tribunal (including, without limitation, those pertaining to health, safety, the environment or otherwise).
     “Applicable Lending Office” means, with respect to any Lender, the office of such Lender specified as such opposite its name on Schedule 1.01(c) hereto or in the Assignment and Acceptance pursuant to which it became a Lender, or such other office of such Lender as such Lender may from time to time specify to the Borrower and the Administrative Agent, provided that other than following an Event of Default that is continuing, a Canadian Lender cannot change its Applicable Lending Office to an office outside of Canada.
     “Applicable Margin” means, for Loans made to, and Facility Fees and Utilization Fees payable by, the Borrower on any date, the rate per annum as set forth below, determined by reference to the Senior Debt Ratings and the aggregate total Loans and Commitments outstanding at any date of determination after the Extension:

Facility Fee
			On or After	Facility Fee
			the Extension	On or After
			if Total Loans	the Extension
			and	if Total Loans
			Commitments	and
		Facility	Outstanding	Commitments	Applicable	Applicable
		Fee Prior	are equal to	Outstanding	Margin for	Margin for
	Senior Debt	to the	or below £2.5	are above	Base Rate	LIBOR	Utilization
Level	Rating	Extension	Billion	£2.5 Billion	Loans	Loans	Fee
I	At least A-/A3	0.05%	0.05%	0.07%	0.00%	0.20%	0.03%
II	Less than A-/A3; at least BBB+/Baa1	0.06%	0.06%	0.08%	0.00%	0.29%	0.03%
III	Less than BBB+/Baa1; at least BBB/Baa2	0.09%	0.09%	0.125%	0.00%	0.36%	0.065%
IV	Less than BBB/Baa2	0.125%	0.125%	0.15%	0.00%	0.475%	0.125%
     Any change in the Applicable Margin will be effective as of the date on which the applicable Selected Rating Agency, as the case may be, has announced the applicable change in the Senior Debt Ratings. The Borrower shall notify the Administrative Agents in writing promptly after becoming aware of any changes in the Senior Debt Ratings.
     For purposes of the foregoing, (i) if the Senior Debt Ratings established or deemed to have been established by the Selected Rating Agencies shall fall within different “Levels” and the ratings differential is one level, the higher rating will apply; (ii) if the Senior Debt Ratings established or deemed to have been established by the Selected Rating Agencies shall fall within different “Levels” and the ratings differential is two levels or more, the level one below the higher of the two ratings will apply; (iii) if only one of the Selected Rating Agencies maintains Senior Debt Ratings, then, notwithstanding anything herein to the contrary, the rating of such single rating agency will apply until such time as the second Selected Rating Agency maintains Senior Debt Ratings and (iv) if the rating system of one of the Selected Rating Agencies shall change, or if one of the Selected Rating Agencies shall cease to be in the business of rating corporate debt obligations, the Borrower, the Administrative Agents and the Lenders shall negotiate in good faith to amend this definition to reflect such changed rating system or the unavailability of ratings from one of the Selected Rating Agencies.

     “Applicable Rate” means:
     (a) in the case of each Base Rate Loan which, for the avoidance of doubt, shall always be in the Committed Currency, a rate per annum equal at all times to the sum of the Base Rate plus (i) the Applicable Base Rate Margin in effect from time to time and (ii) to the extent applicable, Mandatory Costs; and
     (b) in the case of each LIBOR Rate Loan comprising part of the same Loan, a rate per annum during each Interest Period equal at all times to the LIBOR Rate.
     “Arrangers” means Barclays Capital, RBS Securities Corporation and TD Securities.
     “Asset Sale” means a sale, lease or sublease (as lessor or sublessor), sale and leaseback, assignment, conveyance, transfer or other disposition to, or any exchange of property with, any Person (other than Borrower and its Subsidiaries), in one transaction or a series of transactions, of all or any part of Thomson’s and its Subsidiaries’ (and as of and from the Effective Date, the DLC Entities’) businesses, assets or properties of any kind, whether real, personal, or mixed and whether tangible or intangible, whether now owned or hereafter acquired, including, without limitation, the Capital Stock of any of Thomson’s Subsidiaries (and as of and from the Effective Date, Subsidiaries of Newco or Thomson), other than (i) inventory (or other assets) sold or leased in the ordinary course of business (excluding any such sales by operations or divisions discontinued or to be discontinued), and (ii) sales of other assets for aggregate consideration of less than $50,000,000 with respect to any transaction or series of related transactions and less than $100,000,000 in the aggregate during any fiscal year of Thomson (and as of and from the Effective Date, the DLC Entities); provided, that as of and from the Effective Date any sale, lease or sublease (as lessor or sublessor), sale and leaseback, assignment, conveyance, transfer or other disposition to, or any exchange of property between the DLC Entities will not be considered as an Asset Sale hereunder.
     “Assignment and Acceptance” means an Assignment and Acceptance executed in accordance with Section 9.09 in the form attached hereto as Exhibit A.
     “Barclays” has the meaning assigned to that term in the preamble hereto.
     “Base Rate” means, for any period, a fluctuating interest rate per annum as shall be in effect from time to time, which rate per annum shall at all times be equal to the higher of (i) the rate of interest announced publicly by the Non-Canadian Administrative Agent from time to time, as Non-Canadian Administrative Agent’s Prime Rate; and (ii) 1/2 of one percent per annum above the Federal Funds Rate in effect from time to time.
     “Base Rate Loan” has the meaning assigned to that term in Section 2.09(a) and shall include Revolving Loans bearing interest at the Base Rate.
     “Benefit Plan” means any employee benefit, health, welfare, pension, supplemental pension, deferred compensation, stock, share or other similar incentive compensation, retirement, post-retirement benefit and post-employment benefit and long-term incentive plans or arrangements, disability or any other employee benefit plan, program, arrangement, policy or practice whether written or oral, formal or informal, funded or unfunded, registered or unregistered, insured or self-insured that, in any of the foregoing cases, are applicable to present or former employees or directors or officers, and individuals working on contract with any Borrower or any Significant Subsidiary and are currently maintained, administered or participated in by any Borrower or any Significant Subsidiary, or in respect of which any Borrower or any Significant Subsidiary has any contribution obligation or other liability or contingent liability.
     “Benefited Lender” has the meaning assigned to that term in Section 9.04(a).
     “Bilateral Agreements” means those certain revolving credit facilities, in an aggregate principal amount on the date hereof of $1,600,000,000, entered into by and among the Borrower and various banks, as lenders thereunder, as amended, restated, modified or replaced from time to time.
     “Borrowers” means the Canadian Borrower and the Non-Canadian Borrowers and “Borrower” means each of them as the context provides.
     “Borrowers Obligations” has the meaning assigned to that term in Section 9.04(a).
     “Business Day” means a day of the year on which (i) banks are not required or authorized to close in New York, London or Toronto (Ontario), and (ii) with respect to any borrowing, payment or rate selection of a LIBOR Rate Loan, banks are not required or authorized to close in New York or London and on which dealings in Sterling and Committed Currencies are carried out in the London interbank market.
     “Canadian Administrative Agent” has the meaning assigned to such term in the preamble hereto.
     “Canadian Borrower” means The Thomson Corporation and its successors and permitted assigns in each circumstance where a Canadian Lender Revolving Loan is made to it by the Canadian Lenders.
     “Canadian Lender Commitment Percentage” means for each Canadian Lender, at a particular time, a fraction (expressed as a decimal) the numerator of which is the Commitment of such Canadian Lender at such time and the denominator of which is the total Commitments of all Canadian Lenders at such time. The initial Commitment Percentage of each Canadian Lender is set out on Schedule 1.01(c).
     “Canadian Lender Eligible Assignee” means with respect to any assignment of the rights, interest and obligations of a Canadian Lender hereunder, a Person that is at the time of such assignment (a) a Schedule I Bank under the Bank Act (Canada), (b) a Schedule II Bank under the Bank Act (Canada) or (c) a Schedule III Bank under the Bank Act (Canada), which holds such rights, interest and obligations through its Canadian banking business and which is deemed to be resident in Canada under subsection 212(13.3) of the Income Tax Act (Canada) and in each case of (a), (b) and (c) above, which has, or which is a wholly owned subsidiary of a bank which has, shareholders’ equity of at least $2,000,000,000, and (d) any other Person that has been approved in writing as a Canadian Lender Eligible Assignee by the Canadian Administrative Agent and, if no Event of Default exists and is continuing, by the Borrower (such consent by the Borrower not to be unreasonably withheld or delayed); provided, that notwithstanding the foregoing, “Canadian Lender Eligible Assignee” shall not include any DLC Entity or any of its Affiliates or Subsidiaries.
     “Canadian Lender Excess Amount” shall have the meaning assigned to such term under Section 2.06(b)(v).
     “Canadian Lender Extensions of Credit” means, as to any Canadian Lender, at any time, an amount equal to such Canadian Lender’s Canadian Lender Commitment Percentage multiplied by the aggregate principal amount of all Canadian Lender Revolving Loans then outstanding.
     “Canadian Lender Facility Fee” has the meaning assigned to that term in Section 2.04(b).
     “Canadian Lender Revolving Loans” means those Base Rate Loans and LIBOR Rate Loans made by the Canadian Lenders to the Canadian Borrower pursuant to Section 2.01.
     “Canadian Lender Revolving Loan Commitment” means with respect to the Canadian Lenders, the aggregate amount of the Commitments of the Canadian Lenders as set forth in Schedule 1.01(c); and (ii) with respect to a Canadian Lender, the amount of the Commitment of such Canadian Lender as set forth on Schedule 1.01(c), as such amounts may be otherwise reduced in accordance with Section 2.05 or otherwise modified in accordance with Section 9.09. The original aggregate amount of the Canadian Lender Revolving Loan Commitment on Signing Date is £3,116,666,667.
     “Canadian Lender Utilization Amount” has the meaning assigned to that term in Section 2.04(d).
     “Canadian Lender Utilization Fee” has the meaning assigned to that term in Section 2.04(d).
     “Canadian Lenders” means the Lenders identified as Canadian Lenders having a Commitment from time to time to lend or when such Commitment shall have terminated, having Loans outstanding to the Canadian Borrower under the Canadian Lender Revolving Loan.
     “Canadian Notice of Borrowing” has the meaning assigned to that term in Section 2.03(a)(i)(B).
     “Canadian Pension Event” means (i) the occurrence of a Termination Event with respect to a Canadian Pension Plan; (ii) the failure by a Borrower or any Significant Subsidiary to make a required contribution to a Canadian Pension Plan, which results in a deemed trust or lien arising pursuant to the PBA against the assets of any Borrower or any Significant Subsidiary; (iii) the occurrence of any event or condition which might reasonably constitute grounds under the PBA for the appointment of a third party to administer a Canadian Pension

Plan; (iv) the failure to fund all Canadian Pension Plans as required by Applicable Law; (v) the failure to make on a timely basis all required contributions (including employee contributions made by authorized payroll deductions or other withholdings) required to the appropriate funding agency in accordance with all Applicable Laws and the terms of each Canadian Pension Plan of each Borrower and each Significant Subsidiary; (vi) the violation of any provision of the terms of any Canadian Pension Plan or applicable pension benefit laws; or (vii) the merger of any Canadian Pension Plan with another pension plan or the transfer of assets and liabilities from or to any Canadian Pension Plan to any other Canadian or non-Canadian pension plan, other than in connection with the termination of employment of members of a Canadian Pension Plan in the ordinary course.
     “Canadian Pension Plan” means a Benefit Plan that is a “registered pension plan” as defined in the Income Tax Act (Canada), or any other pension, supplemental pension or retirement savings plan which is applicable to any Borrower or any Significant Subsidiary’s employees resident in Canada, whether or not registered.
     “Canadian Register” has the meaning assigned to that term in Section 9.09(c).
     “Capital Stock” means, with respect to any Person, any and all shares, units, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any preferred interest, any limited or general partnership interest, any beneficial interest in a trust and any limited liability company membership interest.
     “Certain Funds” shall have the meaning assigned to such term in Section 2.06(c)(iii).
     “Certain Funds Account” shall have the meaning assigned to such term in Section 2.06(c)(iii).
     “Certain Funds Period” means the period commencing on the date on which the Press Release is issued and ending on the earlier of:
     (a) the date on which the Commitments hereunder are cancelled;
     (b) the Revolving Termination Date;
     (c) the occurrence of a Combination Termination Event; and
     (d) January 15, 2009.
     “Change of Control” means, an event or series of events by which at any time:
     (a) a “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, but excluding any employee benefit plan of such Person or its subsidiaries, and any Person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan), other than the Woodbridge Group, becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act of

1934, except that a person or group shall be deemed to have “beneficial ownership” of all securities that such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Capital Stock of (i) Thomson or (ii) as of and from the Effective Date, Thomson or Newco, in each case, having the power, directly or indirectly, to elect members of the board of directors or equivalent governing body of such Person, or
     (b) any of the Non-Canadian Borrowers ceases to be a wholly-owned Subsidiary (directly or indirectly) of Thomson, unless at such time such Non-Canadian Borrower has no Obligations outstanding and has terminated its ability to draw under this Agreement.
     “Circular” means the document to be sent to shareholders of the Target proposing the Combination.
     “Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time, and the regulations promulgated thereunder.
     “Combination” shall have the meaning assigned to such term in the recitals.
     “Combination Termination Event” means the earlier of:
     (a) the termination of the Implementation Agreement by its terms; or
     (b) Effective Date not occurring by January 15, 2009.
     “Committed Currency” means Dollars or other lawful currency of the United States of America.
     “Commitment” means (i) with respect to the Lenders, the aggregate amount of the Commitments of the Lenders as set forth on Schedule 1.01(c), and (ii) with respect to a Lender, the amount of the Commitment of such Lender as set forth on Schedule 1.01(c), as such amounts may be otherwise reduced in accordance with Section 2.05 or otherwise modified in accordance with Section 9.09. “Commitments” means the total of the Lenders’ Commitments. The original aggregate amount of the Commitments on the Signing Date is £4,800,000,000.
     “Commitment Percentage” means for each Lender, a fraction (expressed as a decimal) the numerator of which is the Commitment of such Lender at such time and the denominator of which are the Commitments of all of the Lenders at such time. The initial Commitment Percentage of each Lender is set out on Schedule 1.01(c).
     “Compliance Certificate” means a certificate substantially in the form of Exhibit B.
     “consolidated” means, when used with reference to any accounting term, the amount described by such accounting term, determined on a consolidated basis in accordance with GAAP/IFRS, after elimination of intercompany items.

     “Consolidated EBITDA” means, for any period, net earnings of Thomson on a consolidated basis, and as of and from the Effective Date, Thomson and Newco, on a combined consolidated basis for such period plus (i) without duplication and to the extent deducted in determining such net earnings, the sum of (A) income tax expense; (B) interest expense, amortization or writeoff of Debt discount and Debt issuance costs and commissions, discounts and other fees, costs and charges associated with Debt (including the Loans); (C) depreciation and amortization expense; (D) amortization of intangibles (including, but not limited to, goodwill); (E) all amounts attributable to net other expense, including, without limitation, minority interest expense, losses from the redemption of Debt, net losses on disposals of businesses and investments and equity in losses of associates or affiliates; (F) any extraordinary, unusual or non-recurring expenses, charges or losses (including non-cash restructuring charges and also including, whether or not includable as a separate item in the statement of net earnings for such period, losses on sales of assets outside of the ordinary course of business); (G) with respect to any discontinued operation, any loss resulting therefrom; and (H) any other non-cash expense, charges or losses, including, without limitation, asset impairments, minus (ii) without duplication and to the extent included in determining such net earnings, the sum of any (A) income tax credits (to the extent not netted from income tax expense); (B) interest income; (C) all amounts attributable to net other income, including, without limitation, minority interest income, net gains on disposals of businesses and investments and equity in gains or earnings of associates or affiliates; (D) extraordinary, unusual or non-recurring income or gains (including, whether or not otherwise includable as a separate item in the statement of net earnings for such period, gains on the sales of assets outside of the ordinary course of business); (E) with respect to any discontinued operation, any gain resulting therefrom; and (F) any other non-cash income or gains, all as determined on a consolidated basis and in each case, exclusive of the cumulative effect of foreign currency gains or losses. Notwithstanding the foregoing, in calculating Consolidated EBITDA for any period, if such Person or any of its consolidated Subsidiaries has made any Material Acquisition, Material Disposition or Material Investment (each as defined below) during the period of four consecutive fiscal quarters ended on the date on which the most recent fiscal quarter ended, Consolidated EBITDA for the relevant period for testing compliance under Section 6.04 of this Agreement shall be calculated after giving pro forma effect thereto as if such Material Acquisition, Material Disposition or Material Investment had occurred on the first day of the relevant period for testing compliance. As used in this definition, (1) “Material Acquisition” means any acquisition or series of related acquisitions of property that (x) constitutes all or substantially all of the stock or shares, units or other similar ownership and equity interests or all or substantially all of the assets of any person or comprises all or substantially all of any operating unit of a business and (y) involves consideration of $500,000,000 or more; (2) “Material Disposition” means any sale, transfer, lease or other disposition or series of related sales, transfers, leases or other dispositions of property that (x) constitutes all or substantially all of the stock or all or substantially all of the assets of any Subsidiary of such Person or involves assets comprising all or substantially all of any operating unit of a business of such Person or any of its Subsidiaries and (y) yields gross proceeds to such Person or any of its Subsidiaries of $500,000,000 or more; and (3) “Material Investment” means any entity in which such Person or any Subsidiary of such Person has made or disposed of an investment of $500,000,000 or more.

     “Consolidated Total Debt” means, as of any date of determination, the aggregate stated balance sheet amount of all Debt (net of cash and cash invested in Permitted Investments) of Thomson and its consolidated Subsidiaries (and as of and from the Effective Date, the DLC Entities).
     “Convert”, “Conversion” and “Converted” each refers to a conversion of a Loan of one Type into a Loan of another Type pursuant to Section 2.12 or the selection of a new, or the renewal of the same, Interest Period for a LIBOR Rate Loan pursuant to Section 2.12.
     “Cross-Guaranties” means the guaranties to be executed pursuant to the Implementation Agreement by each of Thomson and Newco, pursuant to which each will guarantee the future, and certain existing, contractual obligations of the other, including, without limitation in the case of Newco, the Obligations of Thomson.
     “Debt” means, as of any date and with respect to any Person, all amounts that are classified as debt on the consolidated balance sheet of such Person as of such date as determined in accordance with GAAP/IFRS, with the total amount of all such debt increased or reduced, as the case may be, by the effect of all net monetary payment obligations/receivables of members of a group in respect of Hedge Agreements (measured as the Hedge Agreement Termination Value thereof) which are related to such debt.
     “Default” means any event or condition that would constitute an Event of Default but for the requirement that notice be given or time elapse or both.
     “Default Rate” means a per annum rate equal to 2% greater than the Applicable Rate.
     “DLC Entities” means, collectively, Thomson, Newco and their respective Subsidiaries.
     “Documentation Agent” has the meaning assigned to that term as set forth in the preamble hereto.
     “Dollar” or “$” means dollars in lawful currency of the United States of America.
     “Effective Date” means the date on which the ordinary shares in the capital of Newco are admitted to listing on the “Official List” maintained by the “Financial Services Authority” pursuant to Part VI of the Financial Services and Markets Act 2000 and to trading on the London Stock Exchange’s main market for listed securities.
     “Eligible Assignee” means, with respect to any assignment of the rights, interest and obligations of a Non-Canadian Lender hereunder, a Person that is at the time of such assignment (a) a commercial bank organized or licensed under the laws of the United States or any state thereof having shareholders’ equity of at least $2,000,000,000, and any Subsidiary thereof, (b) a commercial bank organized under the laws of any other country that is a member of the Organization of Economic Cooperation and Development, or a political subdivision of any such country, having shareholders’ equity of at least $2,000,000,000, and any Subsidiary thereof, (c) a commercial finance company, insurance company or other financial institution which in the ordinary course of business extends credit of the type extended hereunder, having shareholders’

equity of at least $2,000,000,000, and any Subsidiary thereof, (d) a Lender hereunder (whether as an original party to this Agreement or as the assignee of another Lender), (e) an Affiliate or Subsidiary of a Lender (whether as an original party to this Agreement or as the assignee of another Lender) hereunder that does not otherwise qualify as an Eligible Assignee provided such Lender continues to be obligated under this Agreement, (f) the successor (whether by transfer of assets, merger or otherwise) to all or substantially all of the commercial lending business of the assigning Lender; provided that each such successor of each Person described in clauses (a) through (c) and (f) shall have a short term public debt rating of not less than A-1 by S&P or P-1 by Moody’s and has been approved in writing as an Eligible Assignee by the Non-Canadian Administrative Agent and, if no Event of Default exists and is continuing, by the Borrower (such consent by the Borrower not to be unreasonably withheld or delayed), provided, further, that not withstanding the foregoing, “Eligible Assignee” shall not include any DLC Entity or any of its Affiliates or Subsidiaries.
     “Equivalent” (i) in Sterling of any Committed Currency on any date, means the quoted spot rate at which the applicable Administrative Agent’s principal office in London offers to exchange Sterling for such Committed Currency in London prior to 11:00 A.M. (London time) on such date and (ii) in any Committed Currency of Sterling on any date, means the quoted spot rate at which the applicable Administrative Agent’s principal office in London offers to exchange such Committed Currency for Sterling in London prior to 11:00 A.M. (London time) on such date.
     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time and the regulations promulgated thereunder.
     “ERISA Affiliate” means any Person which for purposes of Title IV of ERISA is a member of the Borrower’s controlled group, or under common control with the Borrower, within the meaning of Section 414 (b), (c), (m) or (o) of the Code, and the regulations promulgated and rulings issued thereunder.
          “ERISA Event” means (i) the occurrence of a reportable event, within the meaning of Section 4043 of ERISA, unless the 30-day notice requirement with respect thereto has been waived by the PBGC; (ii) the provision by the administrator of any Plan of a notice of intent to terminate such Plan, pursuant to Section 4041(a)(2) of ERISA (including any such notice with respect to a plan amendment referred to in Section 404l(e) of ERISA); (iii) the cessation of operations at a facility in the circumstances described in Section 4062(e) of ERISA; (iv) the withdrawal by the Borrower or an ERISA Affiliate from a Multiemployer Plan during a plan year for which it was a “substantial employer” as defined in Section 4001(a)(2) of ERISA; (v) the failure by the Borrower or any ERISA Affiliate to make a payment to a Plan required under Section 302 of ERISA, which results in a lien pursuant to Section 302(f) of ERISA; (vi) the adoption of an amendment to a Plan requiring the provision of security to such Plan, pursuant to Section 307 of ERISA; (vii) the institution by the PBGC of proceedings to terminate a Plan, pursuant to Section 4042 of ERISA, or the occurrence of any event or condition which might reasonably constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, a Plan by the PBGC; or (viii) the insolvency within the meaning of Section 4245 of ERISA or “reorganization” within the meaning of Section 4241 of

ERISA of a Multiemployer Plan in connection with which the Borrower or an ERISA Affiliate shall incur any liability.
     “Eurocurrency Liabilities” has the meaning specified in Regulation D of the Board of Governors of the Federal Reserve System, as in effect from time to time.
     “Event of Default” has the meaning assigned to that term in Section 7.01.
     “Extending Lenders” shall have the meaning assigned to such term in Section 2.19(a).
     “Extension” means the extension of the Revolving Termination Date pursuant to Section 2.19(a).
     “Extension Notice” has the meaning assigned to such term in Section 2.19(a).
     “Extensions of Credit” means collectively the Canadian Lender Extensions of Credit and the Non-Canadian Lender Extensions of Credit and “Extension of Credit” means any one of the Canadian Lender Extension of Credit or the Non-Canadian Lender Extension of Credit as the context requires.
     “Facility Fees” means the Canadian Lender Facility Fee and the Non-Canadian Lender Facility Fee, as applicable.
     “Federal Funds Rate” means, for any period, a fluctuating interest rate per annum equal for each day during such period to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published for such day (or, if such day is not a Business Day, for the next preceding Business Day) by the Federal Reserve Bank of New York, or, if such rate is not so published for any day which is a Business Day, the average of the quotations for such day on such transactions received by the Administrative Agent from three Federal funds brokers of recognized standing selected by it.
     “Fee Letters” means (i) that certain fee letter, dated May 24, 2007, among Thomson, the Non-Canadian Administrative Agent and Barclays Capital; and (ii) the fee letter, to be entered into by the Canadian Borrower and the Canadian Administrative Agent.
     “Final Fee Payment Date” means the date all Commitments have been terminated and all Loans have been paid in full.
     “Financial Advisor” means Bear, Stearns & Co. Inc., in its capacity as Financial Advisor to Thomson in connection with the Transaction.
     “GAAP/IFRS” means generally accepted accounting principles in Canada or the United States, or international financial reporting standards, which are in effect from time to time as used by Thomson (and as of and from the Effective Date, the DLC Entities) at the relevant time.
     “Governmental Action” means all authorizations, consents, approvals, waivers, exceptions, variances, orders, licenses, exemptions, publications, filings, notices to and declarations of or with any Governmental Authority, other than routine reporting requirements the failure to comply with which will not affect the validity or enforceability of this Agreement or any other Loan Document or have a material adverse effect on the transactions contemplated by this Agreement or any other Loan Document.
     “Governmental Authority” means any nation or government, any state, province, municipality, region or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government in any jurisdiction.
     “Guarantee” means the unconditional guarantee by Thomson of all the Obligations of the other Borrowers hereunder in the form of Schedule 1.01(b).
     “Hedge Agreements” means any interest rate swap, commodity or equity swap, cap, floor or forward rate agreements or collar agreements, interest rate future or option contracts, currency swap agreements, currency future or option contracts and other similar agreements designed to protect against fluctuations in interest rates or currency, commodity or equity values and any confirmations executed in connection with any such agreements or arrangements.
     “Hedge Agreement Termination Value” means, in respect of any one or more Hedge Agreements, after taking into account the effect of any legally enforceable netting agreement relating to such Hedge Agreements, (i) for any date on or after the date such Hedge Agreements have been closed out at termination value(s) determined in accordance therewith, such termination value(s), and (ii) for any date prior to the date referenced in clause (i), the amount(s) determined as the mark-to-market or other readily available quotations provided by any recognized dealer in such Hedge Agreements (which may include any Lender or any Affiliate of such Lender).
     “Implementation Agreement” shall have the meaning assigned to such term in the recitals.
     “Indebtedness” means, for any Person, all Debt of such Person which in any event shall include, without duplication, all (i) reimbursement obligations (contingent or otherwise) in respect of outstanding letters of credit and (ii) obligations under direct or indirect guaranties in respect of, and obligations (contingent or otherwise) to purchase or otherwise acquire, or otherwise to assure a creditor against loss in respect of, any Debt, indebtedness or obligations of others of the kinds referred to above. Notwithstanding anything to the contrary set forth above, Capital Stock, including Capital Stock having a preferred interest, shall not constitute Indebtedness for purposes of this Agreement.
     “Information” has the meaning assigned to that term in Section 9.16(b).
     “Interest Period” has the meaning assigned to that term in Section 2.09(b).
     “Lenders” has the meaning assigned to that term in the preamble hereto, and, in each case, includes their respective successors and permitted assigns, and “Lender” means a Canadian Lender or Non-Canadian Lender, as the case may be as the context requires.

     “LIBOR Lending Office” means, with respect to any Lender, the office of such Lender specified as such opposite its name on Schedule 1.01(c) hereto or in the Assignment and Acceptance pursuant to which it became a Lender (or, if no such office is specified, its Applicable Lending Office), or such other office of such Lender as such Lender may from time to time specify to the Administrative Agent.
     “LIBOR Base Rate” means with respect to each day during each Interest Period pertaining to a LIBOR Rate Loan, the rate (rounded upwards, if necessary, to the next higher 1/100th of 1%) appearing on Reuters Screen LIBOR01 Page (or on any successor or substitute page of such Service, or any successor to or substitute for such Service, providing rate quotations comparable to those currently provided on such page of such Service, as determined by the applicable Administrative Agent from time to time for purposes of providing quotations of interest rates applicable to Sterling or the applicable Committed Currency deposits in the London interbank market) at approximately 11:00 a.m., London time, on the date of the commencement of such Interest Period, as the rate for Sterling or the applicable Committed Currency deposits with a maturity comparable to such Interest Period. In the event that such rate is not available at such time for any reason, then the “LIBOR Base Rate” with respect to such LIBOR Rate Loan for such Interest Period shall be the rate per annum equal to the rate at which the principal London office of the applicable Administrative Agent offers to place Sterling or the applicable Committed Currency deposits at or about 11:00 a.m., London time, two Business Days prior to the beginning of such Interest Period with first-class banks in the London interbank market for delivery on the first day of such Interest Period for the number of days comprised therein and in an amount comparable to the amount of its LIBOR Rate Loan to be outstanding during such Interest Period.
     “LIBOR Rate” means with respect to a Loan that is a LIBOR Rate Loan for the relevant Interest Period, the sum of (i) the LIBOR Base Rate in effect from time to time during such Interest Period applicable to such Interest Period, plus (ii) the Applicable Margin, to the extent permitted by Applicable Law and, to the extent applicable, Mandatory Costs.
     “LIBOR Rate Loan” has the meaning assigned to that term in Section 2.09(a) and shall include Loans that bear interest at the LIBOR Rate.
     “LIBOR Rate Reserve Percentage” of any Lender for each Interest Period for each LIBOR Rate Loan means the reserve percentage contemplated in Section 2.10 applicable to such Lender during such Interest Period (or if more than one such percentage shall be so applicable, the daily average of such percentages for those days in such Interest Period during which any such percentage shall be so applicable) under Regulation D or other regulations issued from time to time by the Board of Governors of the Federal Reserve System (or any successor) for determining the maximum reserve requirement (including, without limitation, any emergency, supplemental or other marginal reserve requirement) then applicable to such Lender with respect to liabilities or assets consisting of or including Eurocurrency Liabilities having a term equal to such Interest Period.
     “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest, hypothecation or encumbrance of any kind in respect of such asset. For the purposes of this Agreement, a Person or any of its Subsidiaries shall be deemed to own, subject to a Lien, any asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such asset.
     “Loan Documents” means this Agreement, the Guarantee and any other document evidencing or relating to any Extension of Credit, the Fee Letters, and any other document or instrument delivered from time to time in connection with the foregoing, as such documents and instruments may be amended or supplemented from time to time.
     “Loans” means the loans made by the Lenders pursuant to this Agreement including any Revolving Loans.
     “Major Default” means, only as it relates to the Borrower, any circumstances constituting:
     (a) an Event of Default under clauses (a), (b) (as it applies to clauses (a)(i), (b)(i) or b(ii), (c), (d), (g) or (j) of Section 5.01, as the case may be), (e) (but only insofar as it relates to Thomson or any other Borrower) or (g) of Section 7.01; or
     (b) a breach of the covenants under clauses (a) or (c) (but only insofar as it relates to Thomson or any other Borrower) of Section 6.02.
     “Major Representation” means a representation or warranty, made in clauses (a)(i) (but only insofar as it relates to Thomson or any other Borrower) (b)(i) or (b)(ii), (c), (d), (g) or (j) of Section 5.01.
     “Mandatory Cost” means the percentage rate per annum calculated by the Administrative Agent in accordance with Schedule 1.01(d) to this Agreement.
     “Margin Stock” has the meaning assigned to that term in Regulation U of the Board of Governors of the Federal Reserve System as in effect from time to time.
     “Material Adverse Change” means (a) a materially adverse change in the business, assets, liabilities, results of operations or financial condition of the Borrower and its Subsidiaries (and as of and from the Effective Date, the DLC Entities), taken as a whole, (b) any material impairment of the ability of the Borrower to perform its Obligations under this Agreement or any other Loan Document taken as a whole or (c) any material impairment of the rights of, or remedies of, the Administrative Agent or the Lenders under this Agreement or any other Loan Document.
     “MEPP Liability” shall have the meaning assigned to such term in Section 7.01(i).
     “Moody’s” means Moody’s Investors Service, Inc., or any successor thereto.
     “Multiemployer Plan” means a multiemployer plan, as defined in Section 4001(a)(3) of ERISA, which is subject to Title IV of ERISA and to which the Borrower or any ERISA

Affiliate is making or accruing an obligation to make contributions, or has within any of the preceding five plan years made or accrued an obligation to make contributions.
     “Multiple Employer Plan” means a single employer plan, as defined in Section 4001(a)(15) of ERISA, which is subject to Title IV of ERISA and which (i) is maintained for employees of the Borrower or an ERISA Affiliate and at least one Person other than the Borrower and its ERISA Affiliates or (ii) was so maintained and in respect of which the Borrower or an ERISA Affiliate could have liability under Section 4064 or 4069 of ERISA in the event such plan has been or were to be terminated.
     “Net Asset Sale Proceeds” means, with respect to any Asset Sale, an amount equal to: (i) cash payments (including any cash received by way of deferred payment pursuant to, or by monetization of, a note receivable or otherwise, but only as and when so received) received by the Borrower and any of its Subsidiaries from such Asset Sale, minus (ii) any bona fide direct costs incurred in connection with such Asset Sale, including (a) income or gains taxes payable by the seller as a result of any gain recognized in connection with such Asset Sale, (b) payment of the outstanding principal amount of, premium or penalty, if any, and interest on any Indebtedness (other than the Loans) that is secured by a Lien on the stock or assets in question and that is required to be repaid under the terms thereof as a result of such Asset Sale and (c) a reasonable reserve for any indemnification payments (fixed or contingent) attributable to seller’s indemnities and representations and warranties to purchaser in respect of such Asset Sale undertaken by the Borrower and any of its Subsidiaries in connection with such Asset Sale.
     “Newco” shall have the meaning assigned to such term in the recitals, together with its permitted successors and assigns hereunder.
     “Non-Canadian Administrative Agent” has the meaning assigned to that term in the preamble hereto.
     “Non-Canadian Borrowers” means The Thomson Corporation and each entity listed on Schedule 1.01(a), together with their permitted successors and assigns hereunder.
     “Non-Canadian Lender Commitment Percentage” means for each Non-Canadian Lender, at a particular time a fraction (expressed as a decimal), the numerator of which is the Commitment of such Non-Canadian Lender at such time and the denominator of which is the total Commitments of all Non-Canadian Lenders at such time. The initial Commitment Percentage of each Non-Canadian Lender is set out on Schedule 1.01(c).
     “Non-Canadian Lender Excess Amount” shall have the meaning assigned to such term under Section 2.06(b)(vi).
     “Non-Canadian Lender Extensions of Credit” means, as to any Non-Canadian Lender at any time, an amount equal to such Non-Canadian Lender’s Non-Canadian Lender Commitment Percentage multiplied by the aggregate principal amount of all Non-Canadian Lender Revolving Loans then outstanding.

     “Non-Canadian Lender Facility Fee” has the meaning assigned to that term in Section 2.04(a).
     “Non-Canadian Lender Revolving Loans” means those Base Rate Loans and LIBOR Rate Loans made by the Non-Canadian Lenders to the Non-Canadian Borrowers pursuant to Section 2.01.
     “Non-Canadian Lender Revolving Loan Commitment” means with respect to the Non-Canadian Lenders, the aggregate amount of the Commitments of the Non-Canadian Lenders as set forth in Schedule 1.01(c); and (ii) with respect to a Non-Canadian Lender, the amount of the Commitment of such Non-Canadian Lender as set forth in Schedule 1.01(c), as such amount may be otherwise reduced in accordance with Section 2.05 or otherwise modified in accordance with Section 9.09. The original aggregate amount of the Non-Canadian Lender Revolving Loan Commitment on Signing Date is £1,683,333,333.
     “Non-Canadian Lender Utilization Amount” has the meaning assigned to that term in Section 2.04(c).
     “Non-Canadian Lender Utilization Fee” has the meaning assigned to that term in Section 2.04(c).
     “Non-Canadian Lenders” means the Lenders identified as Non-Canadian Lenders on the execution pages hereof having a Commitment to lend or when such Commitment shall have terminated, having Loans outstanding to the Non-Canadian Borrowers under the Non-Canadian Lender Revolving Loan and their permitted assignees pursuant to the terms hereof.
     “Non-Canadian Register” has the meaning assigned to that term in Section 9.09(c).
     “Non-Extending Lenders” shall have the meaning assigned to such term in Section 2.19(a).
     “Note” means the collective reference to the Revolving Loan Notes.
     “Notice of Borrowing” has the meaning assigned to that term in Section 2.03(a)(i)(A)
     “Notice of Conversion” has the meaning assigned to that term in Section 2.12.
     “Obligations” means, in each case, whether now in existence or hereafter arising: (a) the principal of and interest on (including interest accruing after the filing of any bankruptcy or similar petition or proceeding, regardless of whether such interest is allowed in such proceedings) the Loans, (b) all payment and other obligations owing by a Borrower to any Lender or the Administrative Agent under the Loan Documents, and (c) all other fees and commissions (including reasonable attorney’s fees), charges, indebtedness, loans, liabilities, financial accommodations, obligations, covenants and duties owing by a Borrower to the Lenders or the Administrative Agent, in each case under or in respect of this Agreement, any Note or any of the other Loan Documents of every kind, nature and description, direct or indirect, absolute or contingent, due or to become due, contractual or tortious, liquidated or unliquidated, and whether or not evidenced by any note, and whether or not for the payment of money under or in respect of this Agreement, any Note or any of the other Loan Documents.
     “OFAC” has the meaning assigned to that term in Section 5.01(u).
     “Ontario Plan of Arrangement” means the plan of arrangement of Thomson to be carried out by Thomson pursuant to Section 182 of the Business Corporations Act (Ontario) in connection with the Transaction.
     “Original Currency” means as defined in Section 9.19.
     “Other Currency” means as defined in Section 9.19.
     “Panel” means the Panel on Takeovers and Mergers of England and Wales.
     “Participant” has the meaning assigned to that term in Section 9.09(d).
     “PBA” means, collectively, the Pension Benefits Act (Ontario), and similar acts of each Province in Canada or to the extent applicable the federal jurisdiction, and all regulations thereunder as amended from time to time.
     “PBGC” means the Pension Benefit Guaranty Corporation or any successor thereto.
     “Permitted Indebtedness” means any of the following:
(1)	Indebtedness under this Agreement;

(2)	Indebtedness under any Hedge Agreements entered into in ordinary course and not for any speculative purposes;

(3)	Any Indebtedness of the Borrowers, Target or Newco (and as of and from the Effective Date, Subsidiaries of Newco) so long as before and immediately after the incurrence of such Debt, Thomson is in compliance with Section 6.04; provided that the only Debt of Subsidiaries of Newco that shall be permitted under this clause (3) shall be Debt in an aggregate amount not to exceed the total outstanding Debt of Target and its Subsidiaries on December 31, 2006;

(4)	Indebtedness of the Borrowers, Target or Newco under Hedge Agreements covering a notional amount not to exceed the face amount of outstanding Indebtedness;

(5)	Indebtedness in an aggregate principal amount not exceeding $2,000,000,000 at any time outstanding of all Subsidiaries of Thomson (and as of and from the Effective Date, Subsidiaries of Newco), not including in such calculations (i) the Borrowers, (ii) Subsidiaries which have guaranteed the Obligations, and (iii) Debt of the Target and its

Subsidiaries existing on December 31, 2006; provided, that to the extent any Liens securing Debt under clause (7) of the definition of Permitted Liens are created and in existence, the aggregate principal amount permitted under this clause (5) shall be reduced on a Dollar-for-Dollar basis by such secured Debt;
(6)	Indebtedness owed to any financial institution in respect of overdrafts and related liabilities arising from ordinary course treasury, depository or cash management services or in connection with any automated clearing house transfers of funds; provided that such Indebtedness is promptly covered by the Borrower or a Subsidiary (or as of and from the Effective Date, the DLC Entities);

(7)	Indebtedness arising from intercompany loans between the DLC Entities; provided, however, that in the case of any intercompany loans to any Borrower, such Indebtedness is subordinated by its terms to the Obligations;

(8)	endorsements of instruments in the ordinary course of business and consistent with past practices of the Borrower and its Subsidiaries (or as of and from the Effective Date, the DLC Entities);

(9)	Indebtedness arising in the ordinary course of business (and consistent with past practice of the Borrower and its Subsidiaries (or as of and from the Effective Date, the DLC Entities)) and owing to a financial institution providing netting services to such Person not related to borrowing of funds, provided that such Indebtedness is promptly repaid or otherwise extinguished by such Person;

(10)	Indebtedness consisting of take-or-pay obligations contained in supply agreements entered into in the ordinary course of business of the Borrower and its Subsidiaries (or as of and from the Effective Date, the DLC Entities) (and consistent with past practices of the Borrower and its Subsidiaries (or as of and from the Effective Date, the DLC Entities)); and

(11)	Indebtedness represented by appeal, bid, performance, surety or similar bonds, workers’ compensation claims, self-insurance obligations and bankers acceptances issued for the account of the Borrower and its Subsidiaries (or as of and from the Effective Date, the DLC Entities), in each case to the extent incurred in the ordinary course of business in accordance with customary industry practices in amounts customary in the Borrower’s industry.
     “Permitted Investments” means (1) noncallable, direct general obligations of, or obligations the payment of the principal of and interest on which are unconditionally guaranteed by, the United States of America, the United Kingdom or the Government of Canada; (2) bonds, participation certificates or other obligations of Federal National Mortgage Association, Government National Mortgage Association and Federal Home Loan Mortgage Corporation; (3) certificates of deposit, bankers’ acceptances or other obligations issued by commercial banks which are fully insured by the Federal Deposit Insurance Corporation or certificates of deposit, bankers’ acceptances or other deposit obligations issued by commercial banks whose unsecured obligations are rated in one of the two highest rating categories (or, once the aggregate amount outstanding of Loans and Commitments total £2,500,000,000 or less, the three highest rating categories) by Moody’s or S&P and money market funds and other commingled vehicles that are AAA (or, once the aggregate amount outstanding of Loans and Commitments total £2,500,000,000 or less, at least A- or better) rated by a NRSRO or that comply with Section 2(a)(7) of the Securities Exchange Act of 1934; (4) obligations issued or guaranteed by a state or political subdivision of a state rated in one of the two highest rating categories (or, once the aggregate amount outstanding of Loans and Commitments total £2,500,000,000 or less, the three highest rating categories) by Moody’s or S&P; (5) any commercial paper rated A-1 by S&P or P-1 by Moody’s or better; or (6) any other investments permitted under this Agreement and which the Administrative Agent has approved in writing.
     “Permitted Liens” means, with respect to any Person, any of the following:
        (1) Liens for taxes, assessments or governmental charges not delinquent or being contested in good faith and by appropriate proceedings and for which adequate reserves in accordance with GAAP/IFRS are maintained on such Person’s books;
        (2) Liens arising out of deposits in connection with workers’ compensation, unemployment insurance, old age pensions or other social security or retirement benefits legislation;
        (3) Deposits or pledges to secure bids, tenders, contracts (other than contracts for the payment of money), leases, statutory obligations, surety and appeal bonds, and other obligations of like nature arising in the ordinary course of such Person’s business;
        (4) Liens imposed by law, such as mechanics’, workers’, materialmen’s, carriers’ or other like liens arising in the ordinary course of such Person’s business which secure the payment of obligations which are not past due or which are being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP/IFRS are maintained on such Person’s books;
        (5) Rights of way, zoning restrictions, easements and similar encumbrances affecting such Person’s real property which do not materially interfere with the use of such property;
        (6) Reserved;
        (7) Liens securing Debt otherwise permitted hereunder in an aggregate amount not exceeding $1,000,000,000; provided, that to the extent that Indebtedness is incurred under clause (5) of the definition of Permitted Indebtedness in excess of

$1,000,000,000, the aggregate amount permitted under this clause (7) shall be reduced on a Dollar-for-Dollar basis;
        (8) Purchase money security interests for the purchase of equipment to be used in Thomson’s and its Subsidiaries’ (and as of and from the Effective Date, the DLC Entities’) business, encumbering only the equipment so purchased, and which secures only the purchase-money Indebtedness incurred to acquire the equipment so purchased, which Indebtedness qualifies under paragraph (7) above;
        (9) any interest or title of a licensor, lessor or sublessor under any lease permitted by this Agreement;
        (10) Liens arising from judgments, decrees or attachments to the extent not constituting an Event of Default under Section 7.01(f);
        (11) licenses, leases or subleases granted to third parties in the ordinary course of business not interfering in any material respect with the business of a Borrower or any Subsidiary;
        (12) Liens of sellers of goods, gas or oil to a Borrower or any Subsidiary arising under Article 2 of the Uniform Commercial Code or under other state statutes in the ordinary course of business, covering only the goods, gas or oil sold and covering only the unpaid purchase price for such goods, gas or oil and related expenses;
        (13) banker’s liens and similar liens (including rights of set-off) in respect of bank deposits;
        (14) Liens on the property or assets of any Subsidiary of Thomson in favor of Thomson or any Subsidiary of Thomson;
        (15) Liens arising in the ordinary course of business to secure liability (in an amount not in excess of the premium for such insurance) for premiums to insurance carriers;
        (16) any Lien existing on any property or asset prior to the acquisition thereof (or the acquisition of, or merger or consolidation with, the Person owning such property or asset) by Thomson or any Subsidiary of Thomson, and any Lien securing obligations incurred to refinance, replace, refund, renew or extend the obligations secured by such Liens, provided that in each case (i) such Lien is not created in contemplation or in connection with such acquisition, (ii) such Lien does not apply to any other property or assets of Thomson or any Subsidiary of Thomson (other than fixtures and improvements on any such real property), and (iii) the principal amount of any Indebtedness secured by such Liens shall not be increased unless fitting within paragraph (7) above;
        (17) all presently recorded restrictions, reservations, covenants, conditions, oil and gas leases, mineral severances, and other instruments, other than liens and conveyances that affect the property; and

        (18) any other matters which may be disclosed by a current and accurate survey of the assets and properties of Thomson or any Subsidiary of Thomson and which do not materially and adversely affect the ability of Borrower, directly or indirectly, to conduct the business as presently conducted.
     References under this definition to Borrower or any Subsidiary thereof, shall include, as of and from the Effective Date, any DLC Entity and references to Thomson shall include, as of and from the Effective Date, Thomson or Newco.
     “Person” means an individual, partnership, corporation (including, without limitation, a business trust), joint stock company, limited liability company, trust, unincorporated association, joint venture or other entity, or a government or any political subdivision or agency thereof.
     “Plan” means a Single Employer Plan or a Multiple Employer Plan.
     “Plan Documents” means the documents to be sent to shareholders of Thomson in relation to the Ontario Plan of Arrangement in respect of the Transaction and the Court order confirming the unconditional implementation of the plan.
     “Press Release” means that certain press release of Thomson dated May 15, 2007 with respect to the Target.
     “Prime Rate” means a rate per annum equal to the Non-Canadian Administrative Agent’s index or base rate of interest for Loans in the Committed Currency announced from time to time by the Non-Canadian Administrative Agent (which is a reference rate and is not necessarily the lowest rate charged to any customer), changing when and as such base rate changes.
     “Recipient” shall have the meaning assigned to such term in Section 2.16(b).
     “Replacement Lender” shall have the meaning assigned to such term in Section 2.19(c).
     “Required Lenders” means Lenders (other than any such Lender that is an Affiliate of a DLC Entity) whose aggregate Loans outstanding total more than 50% of the total Loans outstanding (excluding all Loans held by any Affiliate of a DLC Entity), and in the event that no Loans are outstanding, Lenders (other than any such Lender that is an Affiliate of a DLC Entity) whose aggregate Commitment Percentages (excluding all Commitments held by any Affiliate of Thomson) total more than 50%.
     “Revolving Loans” means those Base Rate Loans and LIBOR Rate Loans, made pursuant to Section 2.01.
     “Revolving Loan Notes” means promissory notes of the Non-Canadian Borrowers in favor of each Non-Canadian Lender evidencing the Non-Canadian Lender Revolving Loans made to the Non-Canadian Borrowers and substantially in the form of Exhibit C, as such promissory notes may be amended, modified, supplemented or replaced from time to time.

     “Revolving Termination Date” means, subject to any Extension provided for in Section 2.19, the earliest of (a) May 22, 2008, (b) the date on which a Combination Termination Event occurs, (c) the date of termination by the Borrower of the Commitments in full pursuant to Section 2.05, and (d) the date of termination of the Commitments pursuant to Section 7.02.
     “S&P” means Standard & Poor’s Ratings Services, a division of the McGraw-Hill Companies, Inc., or any successor thereto.
     “Scheme” means a scheme of arrangement pursuant to section 425 Companies Act 1985 of England and Wales to be made between the Target and its shareholders whether subject to any modification, addition approved or imposed by the High Court of England and Wales or otherwise consented to by Barclays Capital.
     “Scheme Documents” means the Press Release, the Circular and any other document issued by or on behalf of the Target to its shareholders in respect of the Scheme (including, for the avoidance of doubt, any irrevocable undertakings) and any announcement of the effectiveness of the Scheme.
     “Selected Rating Agencies” means any two of Moody’s, S&P or any other nationally recognized rating agency selected by Thomson from time to time and reasonably acceptable to each Administrative Agent; provided that for any such selection to be valid, Thomson shall have notified the Administrative Agents of such selection prior to such selection taking effect and if Thomson has not notified the Administrative Agents of any such selection, then Thomson shall be deemed to have selected Moody’s and S&P.
     “Senior Debt Ratings” means the ratings assigned to the senior unsecured, non-credit enhanced debt of Thomson by the Selected Rating Agencies (and with respect to Moody’s, the corporate family rating for Thomson).
     “Significant Subsidiary” means (A) prior to the Effective Date, a Subsidiary of Thomson which meets any of the following conditions:
        (a) Thomson’s and its other Subsidiaries’ investments in, and advances to, such Subsidiary exceed 10% of the total assets of Thomson and its consolidated Subsidiaries as of the end of the most recently completed fiscal quarter;
        (b) Thomson’s and its other Subsidiaries’ proportionate share (as determined by ownership interests) of the total assets (after intercompany eliminations) of such Subsidiary exceeds 10% of the total assets Thomson and its consolidated Subsidiaries as of the end of the most recently completed fiscal quarter; or
        (c) Thomson’s and its other Subsidiaries’ proportionate share (as determined by ownership interests) in the income from continuing operations before income taxes, extraordinary items and cumulative effect of changes in accounting principles of such Subsidiary exceeds 10% of such income of Thomson and its consolidated Subsidiaries for the most recently completed fiscal quarter; and

        (B) from and after the Effective Date, a Subsidiary of Thomson or Newco which meets any of the following conditions:
        (a) Thomson’s, Newco’s and their respective other Subsidiaries’ investments in, and advances to, such Subsidiary exceed 10% of the total assets of the DLC Entities as of the end of the most recently completed fiscal quarter;
        (b) Thomson’s, Newco’s and their respective other Subsidiaries’ proportionate share (as determined by ownership interests) of the total assets (after intercompany eliminations) of such Subsidiary exceeds 10% of the total assets of the DLC Entities as of the end of the most recently completed fiscal quarter; or
        (c) Thomson’s, Newco’s and their respective other Subsidiaries’ proportionate share (as determined by ownership interests) in the income from continuing operations before income taxes, extraordinary items and cumulative effect of changes in accounting principles of such Subsidiary exceeds 10% of such income of Thomson and the DLC Entities on a combined consolidated basis for the most recently completed fiscal quarter.
     “Signing Date” means May 24, 2007.
     “Single Employer Plan” means a single employer plan, as defined in Section 4001(a)(15) of ERISA, which is subject to Title IV of ERISA and which (i) is maintained for employees of the Borrower or an ERISA Affiliate and no Person other than the Borrower and its ERISA Affiliates or (ii) was so maintained and in respect of which the Borrower or an ERISA Affiliate could have liability under Section 4069 of ERISA in the event such plan has been or were to be terminated.
     “Specified Default” means any Default arising under any of clauses (a), (c)(i), (e), (k) or (m) of Section 7.01.
     “Sterling” or “£” means sterling in lawful currency of the United Kingdom of Great Britain and Northern Ireland.
     “Subsidiary” means, with respect to any Person, any corporation or unincorporated entity of which more than 50% of the outstanding capital stock (or comparable interest) having ordinary voting power (irrespective of whether at the time capital stock (or comparable interest) of any other class or classes of such corporation or entity shall or might have voting power upon the occurrence of any contingency) is at the time directly or indirectly owned by said Person (whether directly or through one of more other Subsidiaries). In the case of an unincorporated entity, a Person shall be deemed to have more than 50% of interests having ordinary voting power only if such Person’s vote in respect of such interests comprises more than 50% of the total voting power of all such interests in the unincorporated entity.
     “Supplier” means as defined in Section 2.16(b).

     “Syndication Agent” has the meaning assigned to that term as set forth in the preamble hereto.
     “Takeover Code” means the City Code of Takeovers and Mergers.
     “Target” means as defined in the recitals.
     “Taxes” has the meaning assigned to that term in Section 2.16.
     “TD” has the meaning assigned to that term in the preamble hereto.
     “Term-Out Maturity Date” means May 21, 2009.
     “Termination Event” means (a) the termination or partial termination of a Canadian Pension Plan by a Borrower or by any Significant Subsidiary; (b) the institution of proceedings by any Governmental Authority to terminate in whole or in part or have a third party appointed to administer a Canadian Pension Plan; or (c) any other event or condition which might constitute grounds for the termination of, winding up or partial termination or winding up or the appointment of a third party to administer any Canadian Pension Plan.
     “Thomson” means The Thomson Corporation and its permitted successors and assigns hereunder.
     “Thomson Learning Disposition” means the sales of Thomson Learning’s higher education businesses and Prometric.
     “Transaction” means, collectively, (a) the entering into by the Borrower of this Agreement and the other Loan Documents to be executed and delivered on or prior to the Signing Date, (b) the borrowings hereunder to be made on or after the Signing Date, and the use of proceeds thereof, (c) the Combination, including the payment of the consideration under the Implementation Agreement to certain existing shareholders of the Target immediately prior to the consummation of the Combination, (d) the execution and delivery of the Transaction Documentation, (e) the payment of fees and expenses incurred in connection with the foregoing and (f) any other transaction related to or entered in connection with any of the foregoing.
     “Transaction Documentation” means, collectively, (a) the Implementation Agreement and the Cross-Guaranties, (b) the Scheme Documents and the Plan Documents, and (c) the Equalization and Governance Agreement, the Thomson Articles, the Reuters Articles and the Voting Trust Agreement, as each such term in this part (c) is defined in the Implementation Agreement, as each such document or agreement referred to in this definition may be amended, restated, modified or replaced from time to time.
     “Type” means a type of Loan, being either a LIBOR Rate Loan or a Base Rate Loan, as applicable.
     “Utilization Amounts” means the Non-Canadian Lender Utilization Amount and the Canadian Lender Utilization Amount, as the case may be.

     “Utilization Fees” means the Non-Canadian Lender Utilization Fee and the Canadian Lender Utilization Fee, as the case may be.
     “VAT” means value added tax as provide for in the United Kingdom Value Added Tax Act 1994 and any other Tax of a similar nature, including, for the avoidance of doubt, such Tax as may be levied in accordance with, but subject to derogation from, EC Directive 77/388/EEC.
     “Withdrawal Liability” shall have the meaning assigned to such term in Section 7.01(i).
     “Woodbridge Group” means at any particular time such of:
     (a) The Woodbridge Company Limited (“Woodbridge”), an Ontario corporation,
     (b) the Affiliates of Woodbridge, and
     (c) the respective successors and assigns of Woodbridge or any such Affiliate, as, at such time, are controlled directly or indirectly by one or more corporations all of the shares of which are held by one or more individuals who are members of the family of the late first Lord Thomson of Fleet or trusts for their benefit.
     SECTION 1.02 Computation of Time Periods. In this Agreement, in the computation of a period of time from a specified date to a later specified date, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”.
     SECTION 1.03 Accounting Terms. All accounting terms not specifically defined herein shall be construed in accordance with GAAP/IFRS, except as otherwise stated herein.
     SECTION 1.04 Internal References. The words “herein”, “hereof” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any provision of this Agreement, and “Article”, “Section”, “subsection”, “paragraph”, “Exhibit”, “Schedule” and respective references are to this Agreement unless otherwise specified. References herein or in any Loan Document to any agreement or other document shall, unless otherwise specified herein or therein, be deemed to be references to such agreement or document as it may be amended, modified or supplemented after the date hereof from time to time in accordance with the terms hereof or of such Loan Document, as the case may be.
ARTICLE II
LOANS
     SECTION 2.01 Revolving Loans.
        (a) Subject to the terms and conditions of this Agreement, and in reliance upon the representations and warranties set forth herein, each Non-Canadian Lender severally agrees to make its Non-Canadian Lender Commitment Percentage of Non-Canadian Lender Revolving Loans to the Borrowers from time to time on and after the Signing Date to, but not including, the Revolving Termination Date (based in respect of any Non-Canadian Lender Revolving Loans to be denominated in a Committed Currency by reference to the Equivalent thereof in

Sterling determined on the date of delivery of the Notice of Borrowing), as requested by such Borrower in accordance with the terms of Section 2.03(a)(i)(A); provided, that (i) the aggregate principal amount of all outstanding Non-Canadian Lender Extensions of Credit (after giving effect to any amount requested and the application of the proceeds thereof) shall not exceed the Commitments of the Non-Canadian Lenders and (ii) the principal amount of outstanding Non-Canadian Lender Revolving Loans from any Non-Canadian Lender to such Borrower shall not at any time exceed such Non-Canadian Lender’s Commitment. Each Non-Canadian Lender Revolving Loan by a Non-Canadian Lender shall be in a principal amount equal to such Non-Canadian Lender’s Non-Canadian Lender Commitment Percentage multiplied by the aggregate principal amount of Non-Canadian Lender Revolving Loans requested on such occasion.
        (b) Subject to the terms and conditions of this Agreement, and in reliance upon the representations and warranties set forth herein, each Canadian Lender severally agrees to make its Canadian Lender Commitment Percentage of Canadian Lender Revolving Loans to the Canadian Borrower from time to time on and after the Signing Date to, but not including, the Revolving Termination Date (based in respect of any Canadian Lender Revolving Loans to be denominated in a Committed Currency by reference to the Equivalent thereof in Sterling determined on the date of delivery of the applicable Notice of Borrowing), as requested by the Canadian Borrower in accordance with the terms of Section 2.03(a)(i)(B); provided, that (i) the aggregate principal amount of all outstanding Canadian Lender Extensions of Credit (after giving effect to any amount requested and the application of the proceeds thereof) shall not exceed the Commitments of the Canadian Lenders and (ii) the principal amount of outstanding Canadian Lender Revolving Loans from any Canadian Lender to the Canadian Borrower shall not at any time exceed such Canadian Lender’s Commitment. Each Canadian Revolving Loan by a Canadian Lender shall be in a principal amount equal to such Canadian Lender’s Canadian Lender Commitment Percentage multiplied by the aggregate principal amount of Canadian Lender Revolving Loans requested on such occasion.
        (c) Subject to the terms and conditions hereof, the Borrowers may borrow, repay and reborrow Revolving Loans prior to the Revolving Termination Date.
        (d) Non-Canadian Lender Revolving Loans shall be disbursed in accordance with Section 2.03(b). Canadian Lender Revolving Loans shall be disbursed in accordance with Section 2.03(c).
     SECTION 2.02 Reserved.
     SECTION 2.03 Procedure for Advances of Loans.
        (a) Requests for Borrowing of Revolving Loans.
            (i) Base Rate Loans.
                         (A) By no later than 1:00 P.M. (New York City time) on the Business Day prior to the date of a Borrower’s proposed borrowing of a Base Rate Loan from the Non-Canadian Lenders denominated in any Committed Currency, such Borrower shall submit to the

Non-Canadian Administrative Agent a written notice in the form attached hereto as Exhibit D (a “Notice of Borrowing”) and otherwise complying during the Certain Funds Period in all respects with clauses (d) and (e) of Section 4.02 only and at any other time in all respects with Section 4.02 hereof, which such Notice of Borrowing shall set forth (x) the amount requested and (y) the desire to have such Loans accrue interest at the Base Rate. A Notice of Borrowing received after 1:00 P.M. (New York City time) with respect to a borrowing of a Base Rate Loan from the Non-Canadian Lenders denominated in any Committed Currency shall be deemed received on the next Business Day. The Non-Canadian Administrative Agent shall promptly notify the Non-Canadian Lenders of each Notice of Borrowing. Each Non-Canadian Revolving Loan that is a Base Rate Loan shall be in an aggregate principal amount of $1,000,000 or any multiple of $500,000 in excess thereof (except that any such Non-Canadian Lender Revolving Loan may be in the aggregate amount of the unborrowed Non-Canadian Lender Commitments on such date).
                         (B) By no later than 1:00 P.M. (Toronto time) on the Business Day prior to the date of a Canadian Borrower’s proposed borrowing of a Base Rate Loan from the Canadian Lenders denominated in any Committed Currency the Canadian Borrower shall submit to the Canadian Administrative Agent a written notice in the form attached hereto as Exhibit D (a “Canadian Notice of Borrowing”) and otherwise complying during the Certain Funds Period in all respects with clauses (d) and (e) of Section 4.02 only and at any other time in all respects with Section 4.02 hereof, which such Canadian Notice of Borrowing shall set forth (x) the amount requested and (y) the desire to have such Loans accrue interest at the Base Rate. A Canadian Notice of Borrowing received after 1:00 P.M. (Toronto time) with respect to a borrowing of a Base Rate Loan from the Canadian Lenders denominated in any Committed Currency shall be deemed received on the next Business Day. The Canadian Administrative Agent shall promptly notify the Canadian Lenders of each Canadian Notice of Borrowing. Each Canadian Lender Revolving Loan that is a Base Rate Loan shall be in an aggregate principal amount of $1,000,000 or any multiple of $500,000 in excess thereof (except that any such Canadian Lender Revolving Loan may be in the aggregate amount of the unborrowed Canadian Lender Commitments on such date).
            (ii) LIBOR Rate Loans.
                         (A) By no later than 1:00 P.M. (New York City time) on (x) the third Business Day prior to the date of a Borrower’s proposed borrowing from the Non-Canadian Lenders denominated in any Committed Currency and (y) on the second Business Day prior to the date of such Borrower’s proposed borrowing from the Non-Canadian Lenders denominated in Sterling or as otherwise agreed to by all Non-Canadian Lenders, such Borrower shall submit a Notice of Borrowing of a LIBOR Rate Loan to the Non-Canadian Administrative Agent, which such Notice of Borrowing shall otherwise comply during the Certain Funds Period in all respects with clauses (d) and (e) of Section 4.02 only and at any other time in all respects with Section 4.02 hereof and shall set forth (A) the amount requested, (B) the desire to have such Loans accrue interest at the LIBOR Rate and (C) the Interest Period applicable thereto. A Notice of Borrowing received after (x) 1:00 P.M. (New York City time) with respect to a borrowing denominated in any Committed Currency and (y) 1:00 P.M. (London time) with respect to a borrowing denominated in Sterling, shall be deemed received on the next Business Day. The Non-Canadian Administrative Agent shall promptly notify the Non-Canadian Lenders of each

Notice of Borrowing. Each Non-Canadian Lender Revolving Loan that is a LIBOR Loan shall be in an aggregate principal amount of £2,500,000 or any multiple of £500,000 (or the Committed Currency Equivalent thereof) in excess thereof (except that any such Non-Canadian Lender Revolving Loan may be in the aggregate amount of the unborrowed Non-Canadian Lender Commitments on such date).
                         (B) By no later than 1:00 P.M. (Toronto time) on (x) the third Business Day prior to the date of the Canadian Borrower’s proposed borrowing from the Canadian Lenders denominated in any Committed Currency and (y) on the second Business Day prior to the date of such Canadian Borrower’s proposed borrowing denominated in Sterling or as otherwise agreed to by all Canadian Lenders, the Canadian Borrower shall submit a Canadian Notice of Borrowing of a LIBOR Rate Loan to the Canadian Administrative Agent, which such Canadian Notice of Borrowing shall otherwise comply during the Certain Funds Period in all respects with clauses (d) and (e) of Section 4.02 only and at any other time in all respects with Section 4.02 hereof and shall set forth (A) the amount requested, (B) the desire to have such Loans accrue interest at the LIBOR Rate and (C) the Interest Period applicable thereto. A Canadian Notice of Borrowing received after (x) 1:00 P.M. (New York City time) with respect to a borrowing denominated in any Committed Currency and (y) 1:00 P.M. (London time) with respect to a borrowing denominated in Sterling, shall be deemed received on the next Business Day. The Canadian Administrative Agent shall promptly notify the Canadian Lenders of each Canadian Notice of Borrowing. Each Canadian Lender Revolving Loan that is a LIBOR Loan shall be in an aggregate principal amount of £2,500,000 or any multiple of £500,000 (or the Committed Currency Equivalent thereof) in excess thereof (except that any such Canadian Lender Revolving Loan may be in the aggregate amount of the unborrowed Canadian Lender Commitments on such date).
        (b) Disbursement of Non-Canadian Lender Revolving Loans. Not later than 1:00 P.M. (New York City time) on the proposed borrowing date, in the case of a borrowing denominated in Committed Currency and not later than before 3:00 P.M. (London time) on the proposed borrowing date in the case of a borrowing denominated in Sterling, (i) each Non-Canadian Lender will make available to the Non-Canadian Administrative Agent, for the account of a Borrower, at the office of the Non-Canadian Administrative Agent in funds immediately available to the Non-Canadian Administrative Agent, as applicable, such Non-Canadian Lender’s Non-Canadian Lender Commitment Percentage multiplied by the Non-Canadian Lender Revolving Loans to be made on such borrowing date. Such Borrower hereby irrevocably authorizes the Non-Canadian Administrative Agent to disburse the proceeds of each borrowing requested pursuant to this Section 2.03(b) in immediately available funds by crediting or wiring such proceeds to the deposit account of such Borrower identified in the most recent notice substantially in the form of Exhibit E hereto (a “Notice of Account Designation”) delivered by such Borrower to the Non-Canadian Administrative Agent or such other account as may be designated in writing by such Borrower to the Non-Canadian Administrative Agent from time to time. Subject to Section 2.15, the Non-Canadian Administrative Agent shall not be obligated to disburse the portion of the proceeds of any Non-Canadian Lender Revolving Loan requested pursuant to Sections 2.03(a)(i) and (ii) to the extent that any Non-Canadian Lender has not made available to the Non-Canadian

Administrative Agent its applicable Non-Canadian Lender Commitment Percentage of such Non-Canadian Lender Revolving Loan.
        (c) Disbursements of Canadian Lender Revolving Loans. Not later than 1:00 P.M. (Toronto time) on the proposed borrowing date, in the case of a borrowing denominated in any Committed Currency and not later than before 3:00 P.M. (London time) on the proposed borrowing date in the case of a borrowing denominated in Sterling, (i) each Canadian Lender will make available to the Canadian Administrative Agent, for the account of the Canadian Borrower, at the office of the Canadian Administrative Agent in funds immediately available to the Canadian Administrative Agent, as applicable, such Canadian Lender’s Canadian Lender Commitment Percentage multiplied by the Canadian Lender Revolving Loans to be made on such borrowing date. The Canadian Borrower hereby irrevocably authorizes the Canadian Administrative Agent to disburse the proceeds of each borrowing requested pursuant to this Section 2.03(c) in immediately available funds by crediting or wiring such proceeds to the deposit account of the Canadian Borrower identified in the most recent Notice of Account Designation delivered by the Canadian Borrower to the Canadian Administrative Agent or such other account as may be designated in writing by the Canadian Borrower to the Canadian Administrative Agent from time to time. Subject to Section 2.15, the Canadian Administrative Agent shall not be obligated to disburse the portion of the proceeds of any Canadian Lender Revolving Loan requested pursuant to Sections 2.03(a)(i) and (ii) to the extent that any Canadian Lender has not made available to the Canadian Administrative Agent its applicable Canadian Lender Commitment Percentage of such Canadian Lender Revolving Loan.
        (d) Limitations. Notwithstanding any other provision of this Agreement, a Borrower shall not be entitled to request, or to elect to convert or continue, any borrowing if the Interest Period requested with respect thereto would end after the Revolving Termination Date (if such Interest Period commences prior to the Revolving Termination Date) or the Term-Out Maturity Date (if such Interest Period commences on or after the Revolving Termination Date).
     SECTION 2.04 Fees.
        (a) The Non-Canadian Borrowers hereby jointly and severally agree to pay to the Non-Canadian Administrative Agent, for the ratable account of each Non-Canadian Lender, a facility fee (the “Non-Canadian Lender Facility Fee”) equal to such Non-Canadian Lender’s Non-Canadian Lender Revolving Loan Commitment multiplied by a rate per annum equal to the “Facility Fee” under the definition of Applicable Margin from the date hereof to the Final Fee Payment Date (including, without limitation, during any period after the Revolving Termination Date if the Term-Out Maturity Date is selected), payable quarterly in arrears on the last day of each March, June, September and December, commencing June 30, 2007, and on the Final Fee Payment Date.
        (b) The Canadian Borrower hereby agrees to pay to the Canadian Administrative Agent, for the ratable account of each Canadian Lender, a facility fee (the “Canadian Lender Facility Fee”) equal to such Canadian Lender’s Canadian Lender Revolving Loan Commitment multiplied by a rate per annum equal to the “Facility Fee” under the definition of

Applicable Margin from the date hereof to the Final Fee Payment Date (including, without limitation, during any period after the Revolving Termination Date if the Term-Out Maturity Date is selected), payable quarterly in arrears on the last day of each March, June, September and December, commencing June 30, 2007, and on the Final Fee Payment Date.
        (c) The Non-Canadian Borrowers hereby jointly and severally agree to pay to the Non-Canadian Administrative Agent, for the ratable account of each Non-Canadian Lender, a utilization fee (the “Non-Canadian Lender Utilization Fee”), if the aggregate total amount of the outstanding Revolving Loans is greater than £2,500,000,000, calculated daily (the calculation of which is known as the “Non-Canadian Lender Utilization Amount”), which Non-Canadian Utilization Fee shall be equal to the aggregate amount of the Utilization Amount multiplied by a rate per annum equal to the “Utilization Fee” under the definition of Applicable Margin from the date hereof to the Final Fee Payment Date (including, without limitation, during any period after the Revolving Termination Date if the Term-Out Maturity Date is selected), payable quarterly in arrears on the last day of each March, June, September and December, and on the Final Fee Payment Date.
        (d) The Canadian Borrower hereby agrees to pay to the Canadian Administrative Agent, for the ratable account of each Canadian Lender, a utilization fee (the “Canadian Lender Utilization Fee”), if the aggregate total amount of the outstanding Revolving Loans is greater than £2,500,000,000, calculated daily (the calculation of which is known as the “Canadian Lender Utilization Amount”), which Canadian Lender Utilization Fee shall be equal to the aggregate amount of the Canadian Lender Utilization Amount multiplied by a rate per annum equal to the “Utilization Fee” under the definition of Applicable Margin from the date hereof to the Final Fee Payment Date (including, without limitation, during any period after the Revolving Termination Date if the Term-Out Maturity Date is selected), payable quarterly in arrears on the last day of each March, June, September and December, and on the Final Fee Payment Date.
        (e) The Borrowers hereby agree to pay the fees in the amounts and at the times as specified in their respective Fee Letters as provided on Schedule 2.04(e) hereto; provided, that notwithstanding anything herein to the contrary, the Facility Fees set forth in the definition of “Applicable Margin” shall not commence accruing until the date that is 31 days after the Signing Date.
     SECTION 2.05 Reduction of Commitments.
        (a) Voluntary. Subject to Section 2.06(b)(i) and (ii), upon at least three Business Days’ written notice to the Administrative Agents, Thomson shall have the right to permanently terminate or reduce the aggregate unused amount of the Commitments at any time or from time to time, without premium or penalty; provided, that (a) each partial reduction shall be in an aggregate amount at least equal to £5,000,000 and in integral multiples of £500,000 in excess thereof, and (b) no reduction shall be made which would reduce the Commitment to an amount less than the sum of the then outstanding Extensions of Credit. Any reduction in (or termination of) the Commitments shall be permanent and may not be reinstated.

        (b) Mandatory. On the Revolving Termination Date, the Commitments shall automatically and permanently be reduced to zero, subject to the terms and provisions set forth in Section 2.19.
     SECTION 2.06 Prepayment of Loans and Payments.
        (a) Voluntary Prepayments.
                (i) A Borrower shall have the right to prepay Loans made to it by the Non-Canadian Lenders in whole or in part from time to time without premium or penalty; provided, that (i) any prepayment of LIBOR Rate Loans will be subject to Section 9.07(b), and (ii) each such partial prepayment of Loans shall be in the minimum principal amount of £5,000,000 or the aggregate total amount of the then outstanding Loans. Amounts prepaid hereunder shall be applied first to Base Rate Loans until paid in full, and second to LIBOR Rate Loans until paid in full, in direct order of Interest Period maturities, pro rata among all Non-Canadian Lenders holding same.
                (ii) The Canadian Borrower shall have the right to prepay Loans made to it by the Canadian Lenders in whole or in part without premium or penalty; provided, that (i) any prepayment of LIBOR Rate Loans will be subject to Section 9.07(c), and (ii) each such partial prepayment of Loans shall be in the minimum principal amount of £5,000,000 (or the Committed Currency Equivalent thereof) or the aggregate total amount of the then outstanding Loans. Amounts prepaid hereunder shall be applied first to Base Rate Loans until paid in full, and second to LIBOR Rate Loans until paid in full, in direct order of Interest Period maturities, pro rata among all Canadian Lenders holding same.
        (b) Mandatory Prepayments.
                (i) Following the Signing Date, no later than the first Business Day following the date of receipt by Thomson or its Subsidiaries (and, as of and from the Effective Date, the DLC Entities) of any Net Asset Sale Proceeds, the Borrowers shall prepay the Loans and permanently reduce the Commitments in an aggregate amount equal to such Net Asset Sale Proceeds; provided, that for greater certainty if a Thomson Learning Disposition occurs before the Effective Date, £2,300,000,000 of the Net Asset Sale Proceeds thereof shall be (to the extent not otherwise required to prepay Loans and reduce Commitments in accordance with Sections 2.06(c)(ii) and 2.19) invested in Permitted Investments; provided, further, that the Net Asset Sale Proceeds of a Thomson Learning Disposition will be used within one Business Day of the earlier of (x) the Effective Date and (y) the Revolving Termination Date to prepay Loans and permanently reduce the Commitments until the total aggregate amount of the then outstanding Loans and Commitments shall not exceed £2,500,000,000. Any payments made and Commitments permanently reduced under this Section 2.06(b)(i) shall be applied first to Base Rate Loans until paid in full, and second to LIBOR Rate Loans in direct order of Interest Period maturities until paid in full, pro rata among all Lenders holding same.
                (ii) Reserved.

                (iii) Within one Business Day of receipt by Thomson or its Subsidiaries (and, as of and from the Effective Date, the DLC Entities) of any cash proceeds from the incurrence of any Indebtedness (other than with respect to Indebtedness under the Loan Documents, the Bilateral Agreements or the refinancing or replacement thereof, or the refinancing or replacement of any Indebtedness permitted under clause (3) of the definition of Permitted Indebtedness), the Borrower shall prepay the Loans and permanently reduce the Commitments in an aggregate amount equal to 100% of such proceeds, net of underwriting discounts and commissions and other reasonable costs and expenses associated therewith, including reasonable legal fees and expenses. Any payments made and Commitments permanently reduced under this Section 2.06(b)(iii) shall be applied first to Base Rate Loans until paid in full, and second to LIBOR Rate Loans in direct order of Interest Period maturities until paid in full, pro rata among all Lenders holding same.
                (iv) If at any time the amount of the Non-Canadian Lender Extensions of Credit exceed the Commitments of Non-Canadian Lenders other than solely as a result of currency fluctuations, the Borrowers shall immediately make a principal payment to the Non-Canadian Administrative Agent for the ratable accounts of the Non-Canadian Lenders in an amount necessary together with (x) accrued interest to the date of such prepayment on the principal amount repaid or prepaid and (y) in the case of prepayments of LIBOR Rate Loans, any amount payable to the Non-Canadian Lenders pursuant to Section 9.07(b), so that the Non-Canadian Lender Extensions of Credit do not exceed the Commitments of the Non-Canadian Lenders. Any payments made under this Section 2.06(b)(iv) shall be applied first to Base Rate Loans until paid in full, and second to LIBOR Rate Loans in direct order of Interest Period maturities until paid in full.
                (v) If, at any time, the amount of the Non-Canadian Lender Extensions of Credit exceeds the Commitments of Non-Canadian Lenders (any such excess being referred to in this Section as a “Non-Canadian Lender Excess Amount”) solely as a result of currency fluctuations, then the Borrowers will repay (as provided for in the next following sentences) to the Non-Canadian Administrative Agent, for the ratable accounts of the Non-Canadian Lenders, an amount equal to the Non-Canadian Lender Excess Amount. If the amount of any Non-Canadian Lender Excess Amount is equal to or greater than 3% of the Non-Canadian Commitments, then the repayment of the Non-Canadian Lender Excess Amount to each affected Non-Canadian Lender shall be made by the Borrowers within 1 Business Day after the Non-Canadian Lender Excess Amount exceeds such threshold. If the amount of any Non-Canadian Lender Excess Amount is less than 3% of the Non-Canadian Commitments, then the repayment of the Non-Canadian Lender Excess Amount shall be made on earlier of the next fiscal quarter end of Thomson and the next date on which a new Interest Period commences.
                (vi) If at any time the amount of the Canadian Lender Extensions of Credit exceed the Commitments of Canadian Lenders other than solely as a result of currency fluctuations, the Canadian Borrower shall immediately make a principal payment to the Canadian Administrative Agent for the ratable accounts of the Canadian Lenders in an amount necessary together with (x) accrued interest to the date of such prepayment on the principal amount repaid or prepaid and (y) in the case of prepayments of LIBOR Rate Loans, any amount payable to the Canadian Lenders pursuant to Section 9.07(c), so that the Canadian Lender

Extensions of Credit do not exceed the Commitments of the Canadian Lenders. Any payments made under this Section 2.06(b)(v) shall be applied first to Base Rate Loans until paid in full, and second to LIBOR Rate Loans in direct order of Interest Period maturities until paid in full.
                (vii) If, at any time, the amount of the Canadian Lender Extensions of Credit exceeds the Commitments of Canadian Lenders (any such excess being referred to in this Section as a “Canadian Lender Excess Amount”) solely as a result of currency fluctuations, then the Canadian Borrower will repay (as provided for in the next following sentences) to the Canadian Administrative Agent, for the ratable accounts of the Canadian Lenders, an amount equal to the Canadian Lender Excess Amount. If the amount of any Canadian Lender Excess Amount is equal to or greater than 3% of the Canadian Commitments, then the repayment of the Canadian Lender Excess Amount to each affected Canadian Lender shall be made by the Canadian Borrower within 1 Business Day after the Canadian Lender Excess Amount exceeds such threshold. If the amount of any Canadian Lender Excess Amount is less than 3% of the Canadian Commitments, then the repayment of the Canadian Lender Excess Amount shall be made on earlier of the next fiscal quarter end of Thomson and the next date on which a new Interest Period commences.
                (viii) On each date on which the Commitment is decreased pursuant to Section 2.05, the Borrowers shall pay or prepay to the Non-Canadian Administrative Agent and the Canadian Administrative Agent for the ratable accounts of the Lenders such principal amount of the outstanding Loans as shall be necessary, together with (x) accrued interest to the date of such prepayment on the principal amount repaid or prepaid and (y) in the case of prepayments of LIBOR Rate Loans, any amount payable to the Lenders pursuant to Section 9.07(b), so that the aggregate amount of the Non-Canadian Lender Extensions of Credit and the Canadian Lender Extensions of Credit does not exceed the Commitments. Any payments made under this Section 2.06(b)(vi) shall be applied first to Base Rate Loans until paid in full, and second to LIBOR Rate Loans in direct order of Interest Period maturities until paid in full.
        (c) Mandatory Payments.
                (i) If a notice has been served pursuant to Section 2.06(c)(ii) below on the Term-Out Maturity Date, but otherwise on the Revolving Termination Date, (x) the Non- Canadian Borrower shall pay to the Non-Canadian Administrative Agent for the ratable accounts of the Non-Canadian Lenders, the principal amount of all Loans then outstanding to the Non-Canadian Lenders, together with (i) accrued interest and fees to the date of such payment on the principal amount repaid and (ii) in the case of prepayments of LIBOR Rate Loans, any amount payable to the Non-Canadian Lenders pursuant to Section 9.07(b); and (y) the Canadian Borrower shall pay to the Canadian Administrative Agent for the ratable accounts of the Canadian Lenders, the principal amount of all Loans then outstanding to the Canadian Lenders, together with (i) accrued interest to the date of such payment on the principal amount repaid and (ii) in the case of prepayments of LIBOR Rate Loans, any amount payable to the Canadian Lenders pursuant to Section 9.07(c).
                (ii) Notwithstanding clause (i) above, Thomson may, upon written notice to the Administrative Agents and each of the Lenders given on or before May 19, 2008, extend the date upon which the principal amount of the Revolving Loans outstanding will be due and payable from May 22, 2008 to the Term-Out Maturity Date. No extension will be permitted under this Section 2.06(c)(ii) if a Thomson Learning Disposition occurs before the date on which the Borrowers deliver notice as set forth in the preceding sentence, unless the Borrowers shall have used the Net Asset Sale Proceeds thereof to prepay Loans and permanently reduce the Commitments until the total aggregate amount of the then outstanding Loans and Commitments shall not exceed £2,500,000,000. If Thomson gives notice to the Administrative Agents in accordance with the preceding sentence, the Borrowers hereby agree that the outstanding principal balance of each Revolving Loan outstanding on May 22, 2008 shall be payable on the Term-Out Maturity Date. As of May 22, 2008, any Revolving Loans for which the Borrowers have elected the Term-Out Maturity Date shall consist entirely of Base Rate Loans and LIBOR Rate Loans, and any such Revolving Loans which consist of any Loans other than Base Rate Loans and LIBOR Rate Loans on May 22, 2008 shall automatically be converted into Base Rate Loans in the absence of a conversion on such date into LIBOR Rate Loans. It is understood that (x) whether or not the Term-Out Maturity Date is selected, the Commitments shall automatically terminate on May 22, 2008 (unless the Required Lenders have agreed to an Extension on the terms provided for in Section 2.19) and (y) if a Term-Out Maturity Date is selected, no Extension pursuant to Section 2.19 shall have occurred or be permitted.
                (iii) At any time on or prior to May 19, 2008, Borrowers may request by written notice to the Administrative Agents that funds in an aggregate total amount not exceeding the then outstanding Commitments be drawn, in accordance with Section 2.03 and upon satisfaction of clauses (d) and (e) of Section 4.02, and deposited on the Revolving Termination Date in an account held in the name of the relevant Borrower (the “Certain Funds Account”) at or controlled by the Non-Canadian Administrative Agent, or at such other account as Borrowers may request subject to the prior written approval of the Non-Canadian Administrative Agent and the Financial Advisor, and may be invested in Permitted Investments. Such funds shall be irrevocably released to Borrowers upon satisfaction of the conditions precedent set forth in Section 4.02, and each Lender hereby irrevocably and unconditionally authorizes the Non-Canadian Administrative Agent to take all such steps as are necessary or desirable to effect such release promptly upon the satisfaction of those conditions. Notwithstanding any of the other terms of this Agreement or any other agreement or arrangement between the Administrative Agents, the Lenders (or any of them), Thomson and any other Borrower (including any agreement relating to the establishment or operation of the Certain Funds Account), the Non-Canadian Administrative Agent hereby agrees that it will not at any time during the Certain Funds Period exercise any set off in respect of the Certain Funds Account or otherwise.
     SECTION 2.07 Reserved.
     SECTION 2.08 Evidence of Debt; Notes.
        (a) Evidence of Debt. The date, amount, type, interest rate and duration of Interest Period (if applicable) of each Loan made by each Lender to the Borrowers, and each payment made on account of the principal thereof, shall be recorded by such Lender on its books; provided, that the failure of such Lender to make any such recordation or endorsement shall not affect the obligations of the Borrowers to make a payment when due of any amount owing hereunder or under any Note with respect of the Loans to be evidenced by such Note, and each such recordation or endorsement shall be conclusive and binding absent manifest error. In any legal action or proceeding in respect of this Agreement, the entries made in such account or accounts shall, in the absence of manifest error, be conclusive evidence of the existence and amounts of the Obligations of the Borrowers therein recorded.
        (b) Revolving Loan Notes. The Revolving Loans made by the Non-Canadian Lenders to the Borrowers shall be evidenced, upon request by any Non-Canadian Lender, by the Revolving Loan Notes in a principal amount equal to the amount of such Non-Canadian Lender’s Non-Canadian Lender Commitment Percentage multiplied by the Commitment as originally in effect.
     SECTION 2.09 Interest Rates.
        (a) Interest Rate Options. Subject to the provisions of this Section 2.09, at the election of the applicable Borrower, the aggregate unpaid principal balance of each Loan shall bear interest at the Applicable Rate. Each Revolving Loan or portion thereof bearing interest based on the Base Rate shall be a “Base Rate Loan”, and each Loan or portion thereof bearing interest based on the LIBOR Rate shall be a “LIBOR Rate Loan.” Any Loan denominated in a Committed Currency or any portion thereof as to which the applicable Borrower has not duly specified an interest rate as provided herein shall be deemed a Base Rate Loan. Any Loan denominated in Sterling or any portion thereof, as to which the applicable Borrower has not duly specified an interest rate as provided herein, shall be deemed a LIBOR Rate Loan.
        (b) Interest Periods. In connection with each LIBOR Rate Loan, the applicable Borrower, by giving notice at the times described in Section 2.03(a)(i)(B), shall elect an interest period (each, an “Interest Period”) to be applicable to such LIBOR Rate Loan, which Interest Period shall be a period of one (1) month, two (2) months, three (3) months, or six (6) months; provided, that:
                (i) the Interest Period shall commence on the date of advance of or conversion to any LIBOR Rate Loan and, in the case of immediately successive Interest Periods, each successive Interest Period shall commence on the date on which the next preceding Interest Period expires;
                (ii) reserved;
                (iii) Interest Periods commencing on the same date for LIBOR Rate Loans comprising part of the same Loan shall be of the same duration;
                (iv) whenever the last day of any Interest Period would otherwise occur on a day other than a Business Day, the last day of such Interest Period shall be extended to occur on the next succeeding Business Day; provided, that if such extension would cause the last day of such Interest Period to occur in the next following calendar month, the last day of such Interest Period shall occur on the next preceding Business Day;

                (v) with respect to LIBOR Rate Loans, if any Interest Period begins on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period, such Interest Period shall end on the last Business Day of such calendar month;
                (vi) no more than six (6) Interest Periods may be in effect at any time; and
                (vii) any Interest Period that would otherwise end after the Revolving Termination Date (or, if applicable, the Term-Out Maturity Date) shall end on the Revolving Termination Date or the Term-Out Maturity Date, as the case may be.
        (c) Default Rate. Subject to Section 7.02, upon the occurrence and during the continuance of an Event of Default under Section 7.01(a) or (e), (i) the Borrowers shall no longer have the option to request LIBOR Rate Loans, (ii) the overdue amount of outstanding LIBOR Rate Loans shall bear interest at a rate per annum equal to the Default Rate, and (iii) the overdue amount of outstanding Base Rate Loans shall bear interest at a rate per annum equal to the Default Rate. To the extent permitted by Applicable Law, interest shall continue to accrue on the Notes after the filing by or against the Borrowers or any of them of any petition seeking any relief in bankruptcy or under any act or law pertaining to insolvency or debtor relief, whether state, provincial, federal or foreign (whether or not allowed in such proceeding).
        (d) Interest Payment and Computation. (i) Interest on each Base Rate Loan shall be payable in arrears on the last Business Day of each calendar quarter commencing June 30, 2007; and (ii) interest on each LIBOR Rate Loan shall be payable on the last day of each Interest Period applicable thereto, and if such Interest Period extends over three (3) months, at the end of each three (3) month interval during such Interest Period. All interest rates, fees and commissions provided hereunder shall be computed on the basis of a 365-day year (or, in each case of Loans denominated in Committed Currencies where market practice differs, which, for the avoidance of doubt, shall be 360 days for advances in Dollars, in accordance with market practice) and assessed for the actual number of days elapsed; provided, that interest on each Base Rate Loan that is based on the Prime Rate shall be computed on the basis of a 365-day or 366-day year, as applicable, and assessed for the actual number of days elapsed.
        (e) Reserved.
        (f) Interest Act (Canada). For purposes of the Interest Act (Canada), (i) whenever any interest or fee under this Agreement is calculated using a rate based on a number of days less than a full year, such rate determined pursuant to such calculation, when expressed as an annual rate, is equivalent to (x) the applicable rate, (y) multiplied by the actual number of days in the calendar year in which the period for which such interest or fee is payable (or compounded) ends, and (z) divided by the number of days comprising such calculation basis; (ii) the principle of deemed reinvestment of interest does not apply to any interest calculation under this Agreement; and (iii) the rates of interest stipulated in this Agreement are intended to be nominal rates and not effective rates or yields.

        (g) Criminal Code (Canada). No provision of this Agreement shall have the effect of requiring the Borrowers to pay interest (as such term is defined in section 347 of the Criminal Code (Canada) at a rate in excess of 60% per annum, taking into account all other amounts which must be taken into account for the purpose thereof and, to such extent, the Borrowers’ obligation to pay interest hereunder shall be so limited.
        (h) Payments. The Non-Canadian Borrowers shall make each payment hereunder not later than 12:00 P.M. (New York City time) with respect to Loans from Non-Canadian Lenders denominated in any Committed Currency and 3:00 P.M. (London time) with respect to Loans from Non-Canadian Lenders denominated in Sterling on the day when due in lawful money of the United Kingdom or the Committed Currency, as applicable, to the Non-Canadian Administrative Agent at its address referred to in Section 9.02 in same day funds. The Canadian Borrower shall make each payment hereunder not later than 12:00 P.M. (Toronto time) with respect to Loans from Canadian Lenders denominated in any Committed Currency and 3:00 P.M. (London time) with respect to Loans from Canadian Lenders denominated in Sterling on the day when due in lawful money of the United States of America to the Canadian Administrative Agent at its address referred to in Section 9.02 in same day funds.
        (i) Maximum Rate. In no contingency or event whatsoever shall the aggregate amount of all amounts deemed interest hereunder or under any of the Notes charged or collected pursuant to the terms of this Agreement or pursuant to any of the Notes exceed the highest rate permissible under any Applicable Law which a court of competent jurisdiction shall, in a final determination, deem applicable hereto. In the event that such a court determines that the Lenders have charged or received interest hereunder in excess of the highest applicable rate, the rate in effect hereunder shall automatically be reduced to the maximum rate permitted by Applicable Law and the Lenders shall at the Administrative Agent’s option promptly refund to the Borrower any interest received by Lenders in excess of the maximum lawful rate or shall apply such excess to the principal balance of the Obligations. It is the intent hereof that the Borrower not pay or contract to pay, and that neither the Administrative Agent nor any Lender receive or contract to receive, directly or indirectly in any manner whatsoever, interest in excess of that which may be charged or received by the Lenders under Applicable Law.
     SECTION 2.10 Additional Interest on LIBOR Rate Loans. The Non-Canadian Borrowers shall pay to each Non-Canadian Lender, and the Canadian Borrower shall pay to each Canadian Lender, so long as such Non-Canadian Lender or Canadian Lender, as applicable, shall be required under regulations of the Board of Governors of the Federal Reserve System to maintain reserves with respect to liabilities or assets consisting of or including Eurocurrency Liabilities and which are not required on the date of this Agreement, additional interest on the unpaid principal amount of each LIBOR Rate Loan in a Committed Currency of each such Non-Canadian Lender or Canadian Lender, as applicable, from the date of such LIBOR Rate Loan in a Committed Currency until such principal amount is paid in full, at an interest rate per annum equal at all times to the remainder obtained by subtracting (i) the LIBOR Rate for the Interest Period for such LIBOR Rate Loan, from (ii) the rate obtained by dividing such LIBOR Rate by a percentage equal to 100% minus the LIBOR Rate Reserve Percentage of such Non-Canadian

Lender or Canadian Lender, as applicable, for such Interest Period, payable on each date on which interest is payable on such LIBOR Rate Loan. Such additional interest shall be determined by such Lender and notified to the Non-Canadian Borrowers or Canadian Borrower, as the case may be, through the Non-Canadian Administrative Agent and the Canadian Administrative Agent, respectively.
     SECTION 2.11 Interest Rate Determination.
        (a) The Non-Canadian Administrative Agent shall give prompt notice to the Borrowers and the Non-Canadian Lenders of the applicable interest rate determined by the Non-Canadian Administrative Agent for purposes of Section 2.09. The Canadian Administrative Agent shall give prompt notice to the Canadian Borrower and the Canadian Lenders of the applicable interest rate determined by the Canadian Administrative Agent for purposes of Section 2.09.
        (b) If, with respect to any LIBOR Rate Loans, (i) the Required Lenders notify the Administrative Agents that the LIBOR Rate for any Interest Period for such LIBOR Rate Loans will not adequately reflect the cost to such Required Lenders of making, funding or maintaining their respective LIBOR Rate Loans for such Interest Period or (ii) the Required Lenders notify the Administrative Agents or either Administrative Agent determines that adequate and fair means do not exist for ascertaining the applicable interest rate on the basis provided for in the definition of LIBOR Rate, the Administrative Agent, shall forthwith so notify the Borrower and the Lenders and, in the case of a determination made by one of the Administrative Agents, notice shall be provided by such Administrative Agent to the other Administrative Agent, whereupon:
               (i) (a) each LIBOR Rate Loan in a Committed Currency will automatically, on the last day of the then existing Interest Period therefor, Convert into a Base Rate Loan and (b) the Applicable Rate for each LIBOR Rate Loan in Sterling shall equal the sum of (i) the Applicable Margin, (ii) the rate notified by the Required Lenders as soon as practicable, and in any event before interest is due to be paid in respect of that Interest Period, to be that which expresses, as a percentage rate per annum, the cost to the Required Lenders of funding that LIBOR Rate Loan from whatever source it may reasonably select and (iii) to the extent applicable, Mandatory Costs, and
               (ii) the obligation of the Non-Canadian Lenders to make, or to Convert Base Rate Loans in a Committed Currency into, LIBOR Rate Loans in a Committed Currency shall be suspended until the Non-Canadian Administrative Agent (based on notice from the Required Lenders) shall notify the Non-Canadian Borrowers and the Non-Canadian Lenders that the circumstances causing such suspension no longer exist; provided that for the avoidance of doubt, such Non-Canadian Lenders shall nonetheless be required to make LIBOR Rate Loans in Sterling at the Applicable Rate specified in Section 2.11(b)(i)(b), and
               (iii) the obligation of the Canadian Lenders to make, or to Convert Base Rate Loans in a Committed Currency into, LIBOR Rate Loans in a Committed Currency shall be suspended until the Canadian Administrative Agent (based on notice from the Required

Lenders) shall notify the Canadian Borrower and the Canadian Lenders that the circumstances causing such suspension no longer exist; provided that for the avoidance of doubt, such Canadian Lenders shall nonetheless be required to make LIBOR Rate Loans in Sterling at the Applicable Rate specified in Section 2.11(b)(i)(b).
        (c) If the Non-Canadian Borrowers shall fail to (i) select the duration of any Interest Period for any LIBOR Rate Loans in accordance with the provisions of Section 2.09(b), (ii) provide a Notice of Conversion with respect to any LIBOR Rate Loans on or prior to 1:00 P.M. (New York City time), on the third Business Day prior to the last day of the Interest Period applicable thereto, in the case of a Conversion to or in respect of LIBOR Rate Loans or (iii) satisfy the conditions set forth in Section 2.12(a) with respect to a Conversion, the Non-Canadian Administrative Agent will forthwith so notify the Non-Canadian Borrower and the Non-Canadian Lenders and such LIBOR Rate Loans will automatically, on the last day of the then existing Interest Period therefor, if such LIBOR Rate Loans are denominated any Committed Currency, convert into Base Rate Loans.
        (d) If the Canadian Borrower shall fail to (i) select the duration of any Interest Period for any LIBOR Rate Loans in accordance with the provisions of Section 2.09(b), (ii) provide a Notice of Conversion with respect to any LIBOR Rate Loans on or prior to 1:00 P.M. (Toronto time), on the third Business Day prior to the last day of the Interest Period applicable thereto, in the case of a Conversion to or in respect of LIBOR Rate Loans or (iii) satisfy the conditions set forth in Section 2.12(b) with respect to a Conversion, the Canadian Administrative Agent will forthwith so notify the Canadian Borrower and the Canadian Lenders and such LIBOR Rate Loans will automatically, on the last day of the then existing Interest Period therefor, if such LIBOR Rate Loans are denominated any Committed Currency, convert into Base Rate Loans.
     SECTION 2.12 Voluntary Conversion of Loans.
        (a) The Non-Canadian Borrowers may on any Business Day, by delivering an irrevocable Notice of Conversion (a “Notice of Conversion”) in the form of Exhibit F hereto to the Non-Canadian Administrative Agent not later than 1 P.M. (New York City time), on the third Business Day prior to the date of the proposed Conversion, and subject to the provisions of Sections 2.09, 2.14 and 4.03, Convert all Loans in a Committed Currency of one Type made simultaneously into Loans of the other Type; provided, that any Conversion of any LIBOR Rate Loans into Base Rate Loans shall be made on, and only on, the last day of an Interest Period for such LIBOR Rate Loans.
        (b) The Canadian Borrower may on any Business Day, by delivering an irrevocable Notice of Conversion in the form of Exhibit F hereto to the Canadian Administrative Agent no later than 1 P.M. (Toronto time), on the third Business Day prior to the date of the proposed Conversion, and subject to the provisions of Section 2.09, 2.14 and 4.03, Convert all Loans of any one Type made simultaneously into Loans of the other Type; provided that any Conversion of any LIBOR Rate Loans into Base Rate Loans shall be made on, and only on, the last day of an Interest Period for such LIBOR Rate Loans.

     SECTION 2.13 Increased Costs.
        (a) If, due to either (i) the introduction of or any change (other than any change by way of imposition or increase of reserve requirements, in the case of LIBOR Rate Loans, included in the LIBOR Rate Reserve Percentage) in or in the interpretation of any law or regulation or (ii) the compliance with any guideline or request from any central bank or other Governmental Authority (whether or not having the force of law), in any case, promulgated, implemented or occurring on or after the date hereof, there shall be any increase in the cost to any Non-Canadian Lender or Canadian Lender of agreeing to make or making, funding or maintaining LIBOR Rate Loans, then (x) the Non-Canadian Borrowers shall from time to time, upon demand by such Non-Canadian Lender (with a copy of such demand to the Non-Canadian Administrative Agent) and (y) the Canadian Borrower shall from time to time, upon demand by such Canadian Lender (with a copy of such demand to the Canadian Administrative Agent), pay to such Non-Canadian Lender or Canadian Lender, as applicable, additional amounts sufficient to compensate such Non-Canadian Lender or Canadian Lender, as applicable, for such increased cost. Each Non-Canadian Lender agrees to notify the Non-Canadian Borrowers, and each Canadian Lender agrees to notify the Canadian Borrower, of any such increased costs as soon as reasonably practicable after determining that such increased cost is applicable to LIBOR Rate Loans hereunder. A certificate as to the amount of such increased cost, submitted to the applicable Borrower and the applicable Administrative Agent by such Non-Canadian Lender or Canadian Lender, as applicable, shall be conclusive and binding for all purposes, absent manifest error.
        (b) If any Non-Canadian Lender or Canadian Lender determines that compliance with any law or regulation or any guideline or request from any central bank or other Governmental Authority (whether or not having the force of law), in any case promulgated, implemented or occurring on or after the date hereof, affects or would affect the amount of capital required or expected to be maintained by any such Non-Canadian Lender or Canadian Lender or any corporation controlling any such Non-Canadian Lender or Canadian Lender and that the amount of such capital is increased by or based upon the existence of such Non-Canadian Lender’s Non-Canadian Lender Revolving Loan Commitment or Canadian Lender’s Canadian Lender Revolving Loan Commitment hereunder and other Commitments of this Type in an amount deemed by such Non-Canadian Lender or Canadian Lender to be material, then, upon demand by any such Non-Canadian Lender or Canadian Lender, as the case may be (with a copy of such demand to the Non-Canadian Administrative Agent or Canadian Administrative Agent, as applicable), (x) the Non-Canadian Borrowers shall promptly pay to any such Non-Canadian Lender, and the Canadian Borrower shall promptly pay to any such Canadian Lender, as the case may be, from time to time as specified by the applicable Non-Canadian Lender or Canadian Lender, additional amounts sufficient to compensate such Non-Canadian Lender or Canadian Lender, or such corporation in the light of such circumstances, for any difference in the rate of return of any such Non-Canadian Lender or Canadian Lender to the extent that such Non-Canadian Lender or Canadian Lender, as the case may be, reasonably determines such increase in capital to be allocable to the existence of such Non-Canadian Lender’s Non-Canadian Lender Revolving Loan Commitment or Canadian Lender’s Canadian Lender Revolving Loan Commitment hereunder, as the case may be. Each of the Non-Canadian Lender or Canadian Lender, as applicable, agrees to notify the applicable Non-Canadian Borrower or Canadian Borrower of any such additional amount as soon as reasonably practicable after such Non-Canadian Lender or Canadian Lender makes such determination. A certificate as to such amounts submitted to the applicable Non-

Canadian or Canadian Borrower and the Administrative Agents by such Non-Canadian Lender or Canadian Lender shall be conclusive and binding for all purposes, absent manifest error. Such certificate shall be in reasonable detail and shall certify that the claim for additional amounts referred to therein is generally consistent with such Non-Canadian Lender’s or Canadian Lender’s treatment of similarly situated customers of such Non-Canadian Lender or Canadian Lender whose transactions with such Non-Canadian Lender or Canadian Lender are similarly affected by the change in circumstances giving rise to such payment.
     SECTION 2.14 Illegality. Notwithstanding any other provision of this Agreement, if any Non-Canadian Lender shall notify the Non-Canadian Administrative Agent or, if any Canadian Lender shall notify the Canadian Administrative Agent that the introduction of or any change in or in the interpretation of any law or regulation makes it unlawful, or any central bank or other Governmental Authority asserts that it is unlawful, for any Lender or its LIBOR Lending Office to perform its obligations hereunder to make LIBOR Rate Loans, or to fund or maintain LIBOR Rate Loans hereunder, (i) the obligation of the Non-Canadian Lenders to make, or to Convert Base Rate Loans into, LIBOR Rate Loans shall be suspended until the Non-Canadian Administrative Agent (based on notice from the affected Non-Canadian Lender) shall notify the Borrowers and the Non-Canadian Lenders that the circumstances causing such suspension no longer exist, (ii) the obligation of the Canadian Lenders to make, or to Convert Base Rate Loans into, LIBOR Rate Loans shall be suspended until the Canadian Administrative Agent (based on notice from the affected Canadian Lender) shall notify the Canadian Borrower and the Canadian Lenders that the circumstances causing such suspension no longer exist, and (iii) each LIBOR Rate Loan then outstanding will automatically Convert into a Base Rate Loan in accordance with Section 2.12.
     SECTION 2.15 Nature of Obligations of Lenders Regarding Extensions of Credit; Assumption by the Administrative Agent. (a) The obligations of the Lenders under this Agreement to make the Loans are several and are not joint or joint and several. Unless the Non-Canadian Administrative Agent shall have received notice from a Non-Canadian Lender prior to a proposed borrowing date that such Non-Canadian Lender will not make available to the Non-Canadian Administrative Agent such Non-Canadian Lender’s ratable portion of the amount to be borrowed on such date (which notice shall not release such Non-Canadian Lender of its obligations hereunder), the Non-Canadian Administrative Agent may assume that such Non-Canadian Lender has made such portion available to the Non-Canadian Administrative Agent on the proposed borrowing date in accordance with this Agreement and the Non-Canadian Administrative Agent may, in reliance upon such assumption, make available to the Borrowers on such date a corresponding amount. If such amount is made available to the Non-Canadian Administrative Agent on a date after such borrowing date, such Lender shall pay to the Non-Canadian Administrative Agent on demand an amount, until paid, equal to the product of (a) the amount not made available by such Non-Canadian Lender in accordance with the terms hereof, times (b) the (A) the daily average Federal Funds Rate in the case of Loans denominated in Committed Currencies or (B) the cost of funds incurred by the Non-Canadian Administrative Agent in respect of such amount in the case of Loans denominated in Sterling (or, if such amount is not made available for a period of three (3) Business Days after the borrowing date, the Base Rate) during such period as determined by the Non-Canadian Administrative Agent, times (c) a fraction the numerator of which is the number of days that elapse from and including such borrowing date to the date on which such amount not made available by such Non-Canadian Lender in accordance with the terms hereof shall have become immediately available to the Non-Canadian Administrative Agent and the denominator of which is 360. A certificate of the Non-Canadian Administrative Agent with respect to any amounts owing under this Section 2.15(a) shall be conclusive, absent manifest error. If such Non-Canadian Lender’s Non-Canadian Lender Commitment Percentage of such borrowing is not made available to the Non-Canadian Administrative Agent by such Non-Canadian Lender within three (3) Business Days of such borrowing date, the Non-Canadian Administrative Agent shall be entitled to recover such amount made available by the Non-Canadian Administrative Agent with interest thereon at the rate per annum applicable to the Loan hereunder, on demand, from the Non-Canadian Borrowers. The failure of any Non-Canadian Lender to make available its Non-Canadian Lender Commitment Percentage of any Loan requested by the Borrowers shall not relieve it or any other Non-Canadian Lender of its obligation, if any, hereunder to make its Non-Canadian Lender Commitment Percentage of such Loan available on such borrowing date, but no Non-Canadian Lender shall be responsible for the failure of any other Non-Canadian Lender to make its Non-Canadian Lender Commitment Percentage of such Loan available on the borrowing date.
     (b) Unless the Canadian Administrative Agent shall have received notice from a Canadian Lender prior to a proposed borrowing date that such Canadian Lender will not make available to the Canadian Administrative Agent such Canadian Lender’s ratable portion of the amount to be borrowed on such date (which notice shall not release such Canadian Lender of its obligations hereunder), the Canadian Administrative Agent may assume that such Canadian Lender has made such portion available to the Canadian Administrative Agent on the proposed borrowing date in accordance with this Agreement and the Canadian Administrative Agent may, in reliance upon such assumption, make available to the Canadian Borrower on such date a corresponding amount. If such amount is made available to the Canadian Administrative Agent on a date after such borrowing date, such Lender shall pay to the Canadian Administrative Agent on demand an amount, until paid, equal to the product of (a) the amount not made available by such Canadian Lender in accordance with the terms hereof, times (b) the (A) the daily average Federal Funds Rate in the case of Loans denominated in Committed Currencies or (B) the cost of funds incurred by the Canadian Administrative Agent in respect of such amount in the case of Loans denominated in Sterling (or, if such amount is not made available for a period of three (3) Business Days after the borrowing date, the Base Rate) during such period as determined by the Canadian Administrative Agent, times (c) a fraction the numerator of which is the number of days that elapse from and including such borrowing date to the date on which such amount not made available by such Canadian Lender in accordance with the terms hereof shall have become immediately available to the Canadian Administrative Agent and the denominator of which is 360. A certificate of the Canadian Administrative Agent with respect to any amounts owing under this Section 2.15(b) shall be conclusive, absent manifest error. If such Canadian Lender’s Canadian Lender Commitment Percentage of such borrowing is not made available to the Canadian Administrative Agent by such Canadian Lender within three (3) Business Days of such borrowing date, the Canadian Administrative Agent shall be entitled to recover such amount made available by the Canadian Administrative Agent with interest thereon at the rate per annum applicable to the Loan hereunder, on demand, from the Canadian Borrower. The failure of any Canadian Lender to make available its Canadian Lender Commitment Percentage of any Loan requested by the Canadian Borrower shall not relieve it or any other Canadian Lender of its obligation, if any, hereunder to make its Canadian Lender Commitment Percentage of such Loan available on such borrowing date, but no Canadian Lender shall be responsible for the failure of any other Canadian Lender to make its Canadian Lender Commitment Percentage of such Loan available on the borrowing date.
     SECTION 2.16 Taxes and VAT.
     (a) Subject to the other provisions of this Section 2.16, any and all payments made by or on account of any Borrower under this Agreement or under any other Loan Document shall be made free and clear of, and without deduction or withholding for or on account of, any present or future income, stamp or any other taxes, levies, imposts, duties, charges, fees, deductions or withholdings, now or hereafter imposed, levied, collected, withheld or assessed by any Governmental Authority, excluding, in the case of each Administrative Agent and each Lender, taxes imposed on its overall net income, capital taxes and franchise taxes imposed on it by the jurisdiction under the laws of which such Administrative Agent or such Lender (as the case may be) is organized or any political subdivision thereof and, in the case of each Lender, taxes imposed on its overall net income, capital taxes and franchise taxes imposed on it by the jurisdiction of such Lender’s Applicable Lending Office or any political subdivision thereof (all such non excluded taxes, levies, imposts, deductions, charges, withholdings and liabilities being hereinafter referred to as “Taxes”). If any Taxes are required to be deducted or withheld from any amounts payable to an Administrative Agent or any Lender hereunder or are required to be remitted by any such Lender or an Administrative Agent on account of such Taxes, the amounts so payable to such Administrative Agent or such Lender shall be increased to the extent necessary so that after making all required deductions, withholdings or remittances of Taxes (including deduction, withholdings and remittance of Taxes applicable to amounts paid under this Section 2.16(a), such Administrative Agent or Lender receives a net amount equal to the full amount they would have received if no deduction, withholding or remittance had been made. Whenever any Taxes are payable with respect to amounts payable under this Agreement or any other Loan Document, as promptly as possible thereafter the Borrowers shall send to the Administrative Agents for its own account or for the account of such Lender, a certified copy of an original official receipt received by the Borrower showing payment thereof. If any Borrower fails to pay or cause to be paid any Taxes when due to the appropriate taxing authority or fails to remit to the Administrative Agents the required receipts or other required documentary evidence, or if such Taxes are imposed on or paid by an Administrative Agent or a Lender, the Borrowers shall indemnify the Administrative Agents and the Lenders for all such Taxes, including Taxes, interest or penalties thereon. The agreements in this Section 2.16 shall survive the termination of this Agreement and the payment of the obligations hereunder and all other amounts payable hereunder.
     (b) Any and all payments made under this Agreement or under any other Loan Document which (in whole or in part) constitute consideration for VAT purposes shall be deemed to be exclusive of any VAT which is chargeable on such supply. Subject always to Section 9.07 below, if VAT is chargeable on any supply made by the Borrower, the

Administrative Agents or any Lender (the “Supplier”) to the Borrower, the Administrative Agents or any Lender (the “Recipient”) in connection with this Agreement or under any other Loan Document, the Recipient shall pay to the relevant tax authorities or to the Supplier (as appropriate and in addition to and at the same time as paying the consideration) an amount equal to the amount of the VAT. The Supplier shall then promptly provide an appropriate invoice to such party.
     (c) If any Lender shall request compensation for costs pursuant to this Section 2.16, (i) such Lender shall make reasonable efforts (which shall not require such Lender to incur a loss or unreimbursed cost or otherwise suffer any disadvantage deemed by it to be significant) to make within thirty (30) days an assignment of its rights and delegation and transfer of its obligations hereunder to another of its offices, branches or affiliates, if such assignment would reduce such costs in the future, (ii) the Borrower may with the consent of the Required Lenders, which consent shall not be unreasonably withheld, secure a substitute bank to replace such Lender which substitute bank shall, upon execution of a counterpart of this Agreement and payment to such Lender of any and all amounts due under this Agreement, be deemed to be a Lender hereunder (any such substitution referred to in clause (ii) shall be accompanied by an amount equal to any loss or reasonable expense incurred by such Lender as a result of such substitution); provided, that this Section 2.16(c) shall not be construed as limiting the liability of the Borrower to indemnify or reimburse such Lender for any costs or expenses the Borrower is required hereunder to indemnify or reimburse.
     SECTION 2.17 Reserved.
     SECTION 2.18 Removal or Replacement of a Lender. Under any circumstances set forth herein providing that Thomson shall have the right to replace a Lender as a party to this Agreement (or if any Lender refuses to consent to any amendment, waiver or other modification of any Loan Document requested by Thomson that requires the consent of a percentage of the Lenders other than the Required Lenders and such amendment, waiver or other modification is consented to by the Required Lenders, all of its interests, rights and obligations with respect to the Loans or Commitments that is the subject of the related consent, amendment, waiver or other modification), Thomson, upon notice to such Lender and the Administrative Agents, replace such Lender by causing such Lender to assign all of its interests, rights and obligations, pursuant to Section 9.09 to one or more other Non-Canadian Lenders or Eligible Assignees (in the case of a Non-Canadian Lender) or a Canadian Lender or Canadian Lender Eligible Assignee (in the case of Canadian Lender) procured by Thomson, respectively. The assignee shall pay in full all principal, interest, fees and other amounts owing to such Lender through the date of replacement (including any amounts payable pursuant to Section 2.10), and the Borrowers shall release such Lender from its obligations under the Loan Documents. Any Lender being replaced shall execute and deliver an Assignment and Acceptance with respect to such Lender’s Commitment and outstanding Loans. Each Lender hereby grants to the Administrative Agent an irrevocable power of attorney (which power is coupled with an interest) to execute and deliver, on behalf of such Lender as assignor, any Assignment and Acceptance necessary to effectuate any assignment of such Lender’s interests hereunder in the circumstances contemplated by this Section 2.18.
     SECTION 2.19 Extension of Revolving Termination Date.

          (a) Thomson may, by written notice to the Administrative Agents (such notice being an “Extension Notice”) given no earlier than 60 days and no later than 40 days prior to the Revolving Termination Date, request the Lenders to consider an extension of the Revolving Termination Date to a date 364 days after the Revolving Termination Date. The Administrative Agents shall promptly transmit any Extension Notice to each Lender. Each Lender shall notify the Administrative Agents whether it wishes to agree to extend the Revolving Termination Date no later than 20 days prior to such Revolving Termination Date, and any such notice given by a Lender to the Administrative Agents, once given, shall be irrevocable as to such Lender. Any Lender which does not expressly notify the Administrative Agents prior to such 20-day period that it wishes to agree to so extend the then applicable Revolving Termination Date shall be deemed to have rejected Thomson’s request for extension of such Revolving Termination Date. Lenders consenting to extend the Revolving Termination Date are hereinafter referred to as “Extending Lenders”, and Lenders declining to consent to extend such Revolving Termination Date (or Lenders deemed to have so declined) are hereinafter referred to as “Non-Extending Lenders”. If the Required Lenders have agreed (in their sole and absolute discretion) to so extend the Revolving Termination Date, the Administrative Agents shall notify the Borrowers of such election by such Required Lenders no later than 15 days prior to such Revolving Termination Date, and upon receipt of such notice Thomson shall promptly inform the Administrative Agents whether or not it wishes to extend the Revolving Termination Date with respect to the Commitments of the Extending Lenders. In the event that Thomson elects to accept the Extending Lenders’ offer to extend the Revolving Termination Date, the Revolving Termination Date with respect to such Extending Lenders shall be so extended through May 21, 2009. Notwithstanding the preceding sentence, no Extension will be permitted under this Section 2.19 if (a) Thomson has selected the Term-Out Maturity Date pursuant to Section 2.06(c)(ii) or (b) if a Thomson Learning Disposition occurs before the date on which Thomson delivers the Extension Request, unless the Borrowers shall have used the Net Asset Sale Proceeds thereof to prepay Loans and permanently reduce the Commitments until the total aggregate amount of the then outstanding Loans and Commitments shall not exceed £2,500,000,000. Upon the delivery of an Extension Notice and upon the extension of the Revolving Termination Date pursuant to this Section 2.19, the Borrowers shall be deemed to have represented and warranted on and as of the date of such Extension Notice and the effective date of such extension, as the case may be, that no Event of Default has occurred and is continuing. Notwithstanding anything contained in this Agreement to the contrary, no Lender shall have any obligation to extend the Revolving Termination Date under this Section 2.19, and each Lender may at its option, unconditionally and without cause, decline to extend the Revolving Termination Date under this Section 2.19.
          (b) If the Revolving Termination Date shall have been extended in accordance with Section 2.19(a), all references herein to the “Revolving Termination Date” shall refer to the Revolving Termination Date as so extended.
          (c) If any Lender shall determine not to extend the Revolving Termination Date as requested by any Extension Notice given by Thomson pursuant to Section 2.19(a), the Commitment of such Lender shall terminate on the Revolving Termination Date without giving any effect to such proposed extension, and the Borrowers shall on such date either (i) pay to the

Administrative Agents, for the account of such Lender, the principal amount of, and accrued interest on, such Lender’s Loans, together with any amounts payable to such Lender pursuant to this Agreement and any other Loan Document or (ii) by giving written notice to Administrative Agents and any Non-Extending Lender of its election to do so, elect to cause such Non-Extending Lender (and such Non-Extending Lender hereby irrevocably agrees) to assign its outstanding Loans and Commitments, if any, in full to one or more Eligible Assignees, in the case of Non-Canadian Lender, or Canadian Lender Eligible Assignees, in the case of Canadian Lender (each a “Replacement Lender”) in accordance with the provisions of Section 9.09 and Non-Extending Lender shall pay any fees payable thereunder in connection with such assignment; provided, (x) on the date of such assignment, the Replacement Lender shall pay to Non-Extending Lender an amount equal to the sum of (A) an amount equal to the principal of, and all accrued interest on, all outstanding Loans and Commitments of the Non-Extending Lender, (B) an amount equal to all unreimbursed drawings that have been funded by such Non-Extending Lender, together with all then unpaid interest with respect thereto at such time and (C) an amount equal to all accrued, but theretofore unpaid fees owing to such Non-Extending Lender pursuant to this Agreement; and (y) on the date of such assignment, Borrowers shall pay any amounts payable to such Non-Extending Lender pursuant to Sections 2.13, 2.14 or 2.15; or otherwise as if it were a prepayment. Upon the prepayment of all amounts owing to any Non-Extending Lender, such Non-Extending Lender shall no longer constitute a “Lender” for purposes hereof; provided, any rights of such Non-Extending Lender to indemnification hereunder shall survive as to such Non-Extending Lender.
     (d) If the Revolving Termination Date shall have been extended in respect of Extending Lenders in accordance with Section 2.19(a), any Notice of Borrowing or Canadian Notice of Borrowing pursuant to this Agreement specifying any Extension of Credit occurring after the Revolving Termination Date applicable to a Non-Extending Lender or requesting an Interest Period extending beyond the Revolving Termination Date shall have no effect in respect of such Non-Extending Lender.
ARTICLE III
     SECTION 3.01 Designation. Thomson may, from time to time, nominate one or more of its Subsidiaries listed on Schedule 1.01(a) (as such Schedule may be amended by agreement of Thomson and the Required Lenders) as a Non-Canadian Borrower to borrow from the Non-Canadian Lenders, upon delivery of (i) prior written notice to the Non-Canadian Administrative Agent together with such other documents set forth in clauses (b),(c), (e), (f) and (g) of Section 4.01 (which, in the case of clause (g), will include favorable opinions by special counsel to Thomson and the Non-Canadian Borrowers in the relevant jurisdiction of any such Non-Canadian Borrower and in New York), (ii) the Guarantee duly executed by Thomson and (iii) an accession agreement, and as the Non-Canadian Administrative Agent may reasonably request, which, in each case, shall be reasonably satisfactory to the Non-Canadian Administrative Agent.

ARTICLE IV
CONDITIONS PRECEDENT
     SECTION 4.01 Conditions Precedent to the Execution and Delivery of this Agreement. The effectiveness of the obligations of the Lenders hereunder shall be subject to the satisfaction of the following conditions on the Signing Date, which shall occur on or before May 24, 2007:
     (a) Agreement. Receipt by the Non-Canadian Administrative Agent of counterparts of this Agreement, duly executed by Thomson, the Non-Canadian Administrative Agent and the Lenders, and the Fee Letter referenced in item (i) of the definition of “Fee Letters” hereof executed by Thomson;
     (b) Secretary’s Certificate. Receipt by the Non-Canadian Administrative Agent of (i) a certificate of an officer of Thomson, dated the Signing Date and certifying (A) that attached thereto is a true and complete copy of the certificate of formation, or articles of incorporation, amalgamation or continuance, as the case may be, and all amendments thereto of Thomson, and, if applicable, certified as of a recent date by the appropriate Governmental Authority in its jurisdiction of organization, (B) that attached thereto is a true and complete copy of the limited liability company agreement, by-laws, shareholders’ agreement and/or partnership agreement, as the case may be, of Thomson in effect on the Signing Date, (C) that attached thereto is a true and complete copy of resolutions, duly adopted by the board of directors of Thomson authorizing, as applicable, the execution, delivery and performance of this Agreement and the other Loan Documents to which it is a party and that such resolutions have not been modified, rescinded or amended and are in full force and effect, (D) that the organizational documents of Thomson attached thereto have not been amended; and (ii) a certificate of another officer as to the incumbency and specimen signature of the officer executing the certificate pursuant to (i) above and any officer of Thomson executing this Agreement;
     (c) Officer’s Certificate. Receipt by the Non-Canadian Administrative Agent of a certificate from the chief executive officer, chief financial officer, treasurer or general counsel of Thomson, as applicable, in form and substance reasonably satisfactory to the Non-Canadian Administrative Agent, to the effect that, as of the Signing Date, all representations and warranties of Thomson and the Borrower contained in this Agreement and the other Loan Documents are true, correct and complete; that Thomson and the Borrower are not aware of any event that would reasonably be expected to cause a Material Adverse Change; that Thomson and the Borrower are not in violation of any of the covenants contained in this Agreement and the other Loan Documents; that, after giving effect to the Transaction and the other transactions contemplated by this Agreement, no Default or Event of Default has occurred and is continuing; and that Thomson and the Borrower have satisfied each of the conditions precedent set forth in this Section 4.01;
     (d) Reserved;
     (e) Good Standing Certificate. Receipt by the Non-Canadian Administrative Agent of a certificate of good standing, certificate of status, certificate of compliance or like certificate, as applicable, for Thomson, dated on or immediately prior to the Signing Date;

     (f) Note. If requested by any Lender, a Note, payable to the order of such Lender, duly completed and executed by the Borrower;
     (g) Opinion. Executed copy of the favorable opinion of Torys LLP, special counsel to Thomson in Ontario, Canada and in the State of New York, substantially in the form of Exhibit G, addressed to the Non-Canadian Administrative Agent and the Lenders and dated as of Signing Date, and otherwise in form and substance reasonably satisfactory to the Non-Canadian Administrative Agent;
     (h) Transaction Documentation. Certified copies of the issued Press Release and the complete, executed version of the Implementation Agreement (such certification confirming that the Implementation Agreement has not been amended) and any other Transaction Documentation being executed concurrently with or prior to the execution of the Implementation Agreement shall have been received by Barclays Capital;
     (i) Patriot Act. The Administrative Agents shall have received all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the Patriot Act, at least two Business Days prior to the Signing Date; and
     (j) No Material Adverse Change. Since December 31, 2006 and as at the Signing Date, no event, circumstance or change has occurred that has caused or evidences, either in any case or in the aggregate, a Material Adverse Change.
Upon satisfaction of all of the terms and conditions set forth in this Section 4.01, the Administrative Agents shall on the Signing Date provide notice to Thomson of such satisfaction.
     SECTION 4.02 Conditions Precedent to Funding. The obligations of the Lenders to make the initial Extensions of Credit hereunder and all other Extensions of Credit during the Certain Funds Period, shall be subject only to the satisfaction of the following conditions on the date of making each such Extension of Credit:
     (a) it is not unlawful for the Lenders together to perform their obligations under this Agreement;
     (b) there has been no repudiation or rescission of any Loan Document by Thomson or any Borrower, which is materially adverse to the interests of the Lenders, as applicable, taken as a whole;
     (c) the Combination has been consummated (i) in accordance with Applicable Laws and (ii) upon terms and conditions which do not deviate materially from those previously described to the Administrative Agent (as reflected in the Implementation Agreement and the issued Press Release), and has become effective and unconditional in all respects;
     (d) no Major Default has occurred and is continuing and, with respect to any Major Default relating to any Major Representation, has not been remedied, if capable of remedy,

within 10 Business Days or, if earlier, the date upon which the relevant Extension of Credit will be made;
     (e) the Major Representations shall be true and correct on and as of the date of such Extension of Credit, with the same effect as if made on such date; and
     (f) the Administrative Agents shall have received (i) certified copies of the executed Transaction Documentation not previously delivered pursuant to Section 4.01, (ii) certified copies of counterparts of the Cross-Guaranties, duly executed by each of Newco and Thomson and (iii) to the extent any Borrower has been designated in accordance with Section 3.01, certified copies of counterparts of the Guarantee, duly executed by Thomson.
     SECTION 4.03 Additional Conditions Precedent. The obligation of (a) the Non-Canadian Lenders to make each Non-Canadian Lender Extension of Credit, other than during the Certain Funds Period, shall be subject to the further conditions precedent that on the date of each such Non-Canadian Lender Extension of Credit, the Non-Canadian Administrative Agent shall have received a Notice of Borrowing signed by duly authorized officers of the applicable Borrower, dated such date, and (b) the Canadian Lenders to make a Canadian Lender Extension of Credit, other than during the Certain Funds Period, shall be subject to the further conditions precedent that on the date of each such Canadian Lender Extension of Credit, the Canadian Administrative Agent shall have received a Canadian Notice of Borrowing signed by a duly authorized officer of the Canadian Borrower, dated such date, in each case, stating that:
               (i) The representations and warranties of the Borrowers contained in Section 5.01 of this Agreement are true and correct in all material respects on and as of the date of such Extension of Credit, as though made on and as of such date, both before and after giving effect to such Extension of Credit, except to the extent such representations and warranties relate to an earlier date, in which case such representations and warranties shall have been true and correct in all material respects as of such earlier date; and
               (ii) No event has occurred and is continuing, or would result from the Extension of Credit, which constitutes an Event of Default or a Specified Default.
     SECTION 4.04 Reliance on Certificates. Each of the Lenders and the Administrative Agents shall be entitled to rely conclusively upon the certificates delivered from time to time by officers of the Borrowers as to the names, incumbency, authority and signatures of the respective Persons named therein until such time as the Administrative Agents may receive a replacement certificate, in form acceptable to the Administrative Agents, from an officer of the Borrowers identified to the Administrative Agents as having authority to deliver such certificate, setting forth the names and true signatures of the officers and other representatives of the Borrowers thereafter authorized to act on its behalf.

ARTICLE V
REPRESENTATIONS AND WARRANTIES
     SECTION 5.01 Representations and Warranties of the Borrower. Each of Borrower and Thomson hereby represents and warrants as follows:
     (a) Such Borrower, Thomson and any Significant Subsidiary (and, as of and from the Effective Date, Newco and any Significant Subsidiary) (i) is an entity duly organized, incorporated, amalgamated, continued or formed, as the case may be, and is validly existing and in good standing under the laws of the jurisdiction of its incorporation, formation or organization, as applicable and (ii) as applicable, is duly qualified to do business in, and is in good standing in, all other jurisdictions where the nature of its business or the nature of property owned or used by it makes such qualification necessary, except where such failure would not result in a Material Adverse Change. Such Borrower, Thomson and any Significant Subsidiary (and, as of and from the Effective Date, Newco and any Significant Subsidiary) has all requisite corporate (or other applicable) powers, capacity and authority to own or lease and operate its properties and to carry on its business as now conducted, except where a failure to do so would not reasonably be expected to result in a Material Adverse Change.
     (b) The execution, delivery and performance by each of the Borrower and Thomson of this Agreement and each other Loan Document, and the transactions contemplated thereunder including the Combination, to which it is a party are within each Borrower’s corporate (or other applicable) powers, have been duly authorized by all necessary corporate (or other applicable) action, do not contravene (i) Thomson’s or such Borrower’s certificate of incorporation, constitutive documents or by-laws, (ii) any material law, rule or regulation applicable to Thomson or such Borrower or (iii) any material contractual obligation or legal restriction binding on or affecting Thomson or such Borrower, and will not result in or require the imposition of any Lien or encumbrance on, or security interest in, any property (including, without limitation, accounts or contract rights) of Thomson or such Borrower, except as provided in this Agreement and any other the Loan Document.
     (c) No Governmental Action is required for the execution or delivery by each of the Borrower and Thomson of this Agreement or any other Loan Document or to which it is a party or for the performance by Thomson or such Borrower of its obligations under this Agreement or any other Loan Document other than those which have previously been duly obtained, are in full force and effect, are not subject to any pending or, to the knowledge of Thomson or such Borrower, threatened appeal or other proceeding seeking reconsideration and as to which all applicable periods of time for review, rehearing or appeal with respect thereto have expired.
     (d) This Agreement and each Loan Document to which any of the Borrower and Thomson is a party is a legal, valid and binding obligation of Thomson or such Borrower, enforceable against Thomson or such Borrower in accordance with its terms subject to the effect of bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and other similar laws of general application affecting rights and remedies of creditors generally.
     (e) There are no pending or, to the knowledge of Thomson or any Borrower, threatened litigation or proceedings (including, without limitation, any environmental claims) affecting Thomson or the Borrower (and as of and from the Effective Date, the DLC Entities)

before any court, governmental agency or arbitrator (i) in respect of the Transaction or any other transactions contemplated hereby and (ii) in respect of any other matters that would reasonably be expected to result in a Material Adverse Change.
     (f) Reserved.
     (g) The Extensions of Credit and the use of the proceeds thereof will comply with all provisions of Applicable Law in all material respects.
     (h) Thomson is not (and as of and from the Effective Date, neither Thomson nor Newco is) required to be registered as an “investment company” under the Investment Company Act of 1940, as amended.
     (i) Reserved.
     (j) Neither Thomson, the Borrower nor any Subsidiary thereof (and as of and from the Effective Date, the DLC Entities) is engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying any Margin Stock. No part of the proceeds of the Loans made to the Borrower will be used for any purpose that violates, or is inconsistent with, the provisions of Regulation T, U or X of said Board of Governors. Not more than 25% of the consolidated assets of the Borrower and its Subsidiaries, taken as a whole, consists of Margin Stock.
     (k) All of the requirements of Section 151 to 158 of the Companies Act 1985 have been or will, prior to the execution and delivery of the Transaction Documentation and/or the Loan Documents, have been satisfied to the extent necessary to ensure that the execution, delivery and performance of such documents by the parties thereto is lawful.
     (l) Thomson and its Subsidiaries (and as of and from the Effective Date, the DLC Entities) are in compliance with all applicable environmental laws (including all permits and licenses required thereunder), other than such non-compliance that would not reasonably be expected to result in a Material Adverse Change (taking into consideration all fines, penalties and sanctions that may be imposed because of such non-compliance) or on the ability of the Borrower to perform its obligations under this Agreement or any other Loan Document to which the Borrower is a party. Neither Thomson, the Borrower nor any Subsidiary thereof (and as of and from the Effective Date, the DLC Entities) has received from any Governmental Authority any notice of any material violation of any environmental law where the implications of such violation could reasonably be expected to have a Material Adverse Change.
     (m) Reserved.
     (n) Reserved.
     (o) Reserved.
     (p) Reserved.

     (q) Reserved.
     (r) Reserved.
     (s) Reserved.
     (t) All information, reports and other papers and data produced by or on behalf of Thomson, the Borrower or any Subsidiary thereof (and as of and from the Effective Date, the DLC Entities) and furnished to the Administrative Agents and the Lenders were, at the time the same were so furnished, complete and correct in all material respects when taken as a whole in light of the circumstances under which they were made.
     (u) Neither Thomson, the Borrower nor any Subsidiary thereof (and as of and from the Effective Date, the DLC Entities) is listed on the Specially Designated Nationals and Blocked Persons List maintained by the Office of Foreign Asset Control, Department of the Treasury (“OFAC”) pursuant to Executive Order No. 13224, 66 Fed. Reg. 49079 (Sept. 25, 2001), and/or any other list maintained pursuant to any of the rules and regulations of OFAC or pursuant to any other applicable Executive Orders or otherwise subject to sanction under an OFAC implemented regulation.
     (v) Reserved.
     (w) Thomson has delivered to the Non-Canadian Administrative Agent a complete and correct copy of the Implementation Agreement (including all schedules, exhibits, amendments, supplements and modifications thereto). Thomson and the Borrower are not in material breach in the performance or compliance with any material provisions thereof.
ARTICLE VI
COVENANTS OF THE BORROWER
     SECTION 6.01 Affirmative Covenants. Until the Obligations have been finally and indefeasibly paid and satisfied in full and the Commitments terminated, the Borrowers and Thomson will, and will cause each of their Significant Subsidiaries (and as of and from the Effective Date, Newco will, and will cause each Significant Subsidiary of Newco), unless the Required Lenders shall otherwise consent in writing, to:
     (a) Preservation of Existence, Etc. Preserve and maintain, and cause each of its Subsidiaries to preserve and maintain, (i) its corporate or company, as applicable, existence, and (ii) material rights (statutory and otherwise) and franchises, and take such other action as may be necessary or advisable to preserve and maintain its right to conduct its business in the states, provinces or other applicable jurisdictions where it shall be conducting its business, except where failure to do so does not result in, or could not reasonably be expected to have, a Material Adverse Change and except as permitted by Section 6.02(d).
     (b) Thomson Learning Disposition Proceeds. Until prepaid in accordance with Sections 2.06 or 2.19, not deal with, dispose of, use or in any manner do anything other than hold £2,300,000,000 of the Net Asset Sale Proceeds from the Thomson Learning Dispositions;

provided that notwithstanding the foregoing, such Net Asset Sale Proceeds may be invested, exclusively, in Permitted Investments.
     (c) Payment of Fees. Within 30 days following the Signing Date, pay to the Non-Canadian Administrative Agent the aggregate total amount of all fees due and payable as set forth (i) in Schedule 2.04(e) and (ii) pursuant to the Fee Letter referenced in item (i) of the definition of “Fee Letters” hereof, and all costs and expenses accrued in accordance with Section 9.07.
     (d) Compliance with Material Contractual Obligations, Laws, Etc. Comply, and cause each of its Subsidiaries to comply, with the requirements of all material contractual obligations and all Applicable Laws relevant in the context of the Scheme and the Transaction Documentation (including the Takeover Code and the Panel), such compliance to include, without limitation, paying before the same become delinquent all taxes, assessments and governmental charges imposed upon it or upon its property except to the extent diligently contested in good faith and by appropriate proceedings and for which adequate reserves for the payment thereof have been established, and complying with the requirements of all applicable environmental laws, in each case the failure to comply with which would reasonably be expected to result in a Material Adverse Change.
     (e) Reserved.
     (f) Reserved.
     (g) Reserved.
     (h) Use of Proceeds. Use the proceeds of any Extension of Credit solely for the purpose of financing the Combination pursuant to the Scheme and to refinance Debt at the Target or any of its Subsidiaries, including, but not limited to, backing up any commercial paper issued by Thomson in connection therewith, and to pay fees and expenses incurred in connection with the Combination and this Agreement.
     (i) Loan Documents. Perform and comply in all material respects with each of the provisions of each of the other Loan Documents to which it is a party.
     (j) Reserved.
     (k) Reserved.
     (l) OFAC Compliance. Comply with any obligations that it may have under the USA Patriot Act, all laws and executive orders administered by OFAC and all regulations promulgated and executive orders having the force of law issued pursuant thereto, as amended or supplemented from time to time (collectively, “AML and Anti-Terrorist Acts”). In the event that any of the Borrower and Thomson becomes aware that it is not in compliance with any applicable AML and Anti-Terrorist Acts, Thomson or such Borrower shall notify the Administrative Agent and diligently take all actions required thereunder to become compliant.

     (m) Reserved.
     (n) Ranking. Ensure that the Obligations rank at all times at least pari passu in right of priority and payment with the claims of all its other unsecured and unsubordinated creditors, except those whose claims are preferred by Applicable Law or by any bankruptcy, insolvency or other laws of general application effecting creditors’ rights generally whether arising pursuant to common law, trust law or otherwise.
     (o) Scheme. Keep the Lenders reasonably informed as to the progress of the Scheme, the Ontario Plan of Arrangement and any material developments in relation thereto.
     SECTION 6.02 Negative Covenants. Until the Obligations have been finally and indefeasibly paid and satisfied in full and the Commitments terminated, the Borrowers and Thomson will not, and will not cause or permit any of their Significant Subsidiaries (and as of and from the Effective Date, any Significant Subsidiary of Newco), without the written consent of the Required Lenders, to:
     (a) Waiver of Press Release and Implementation Agreement. Waive or amend or declare or treat as satisfied or decline to enforce any term or condition of the Press Release or the Implementation Agreement (or agree to do any of the foregoing), including, without limitation, the conditions set out in paragraphs (j) and (k) of Appendix IV to the Press Release where to do so would be materially prejudicial to the interests of the Lenders unless (i) each Lender has given its consent or (ii) Thomson or such Borrower is required to do so by the Takeover Code or the Panel (provided that Thomson or such Borrower shall appeal against any such requirement if reasonably requested to do so by either Administrative Agent) or (iii) Thomson or such Borrower is required to do so by a court of competent jurisdiction (provided that Thomson or such Borrower shall appeal against any such requirement if reasonably requested to do so by either Administrative Agent and further provided for these purposes that any condition of the court relating to its approval of the Scheme shall be deemed not to impose a requirement on Thomson or such Borrower).
     (b) Indebtedness. Permit any Subsidiary to create or suffer to exist, any Indebtedness other than Permitted Indebtedness.
     (c) Obligation to Ratably Secure. Create or suffer to exist, or permit any of its Subsidiaries to create or suffer to exist, any (i) Lien other than a Permitted Lien, in each case to secure or provide for the payment of any Debt, unless, on or prior to the date thereof, the Borrower shall have, pursuant to documentation reasonably satisfactory to the Administrative Agents and Required Lenders, equally and ratably secured the Obligations of the Borrower under this Agreement by a Lien acceptable to the Administrative Agents and Required Lenders, and (ii) guarantee of any Debt for borrowed money of any Borrower, without at the same time or as soon as reasonably practicable thereafter providing to the Administrative Agents, for the benefit of the Lenders, a ratable and pari passu guarantee.
     (d) Mergers, Etc. Other than with respect to the Combination, merge, dissolve, liquidate, consolidate with or into another Person, or dispose of (whether in one transaction or in a series of transactions) all or substantially all of the assets of Thomson and its Subsidiaries (and as of and from the Effective Date, the DLC Entities) taken as a whole (whether now owned or hereafter acquired) to or in favor of any Person, except that (i) any Subsidiary of any Borrower may complete any such transaction with, into or to any other Subsidiary of any Borrower and (ii) any Subsidiary of any Borrower or any Borrower may complete any such transaction with, into or to any Borrower; provided, that a Borrower is the surviving corporation, and as of and from the Effective Date, any DLC Entity may complete any such transaction with, into or to any other DLC Entity provided that a Borrower or Newco is the surviving corporation; provided, further, that in each case, immediately before and after giving effect to such proposed transaction, no Event of Default would exist.
     (e) Reserved.
     (f) Reserved.
     (g) Reserved.
     (h) Distributions. Until such time as the aggregate total amount of Loans and Commitments outstanding does not exceed £2,500,000,000, pay any extraordinary dividends on or make any other distributions not in the ordinary course of business in respect of any of its Capital Stock or redeem or otherwise acquire any of its Capital Stock not in the ordinary course of business without in each instance obtaining the prior written consent of the Required Lenders; provided, that any Subsidiary of the Borrower or Newco may pay regularly scheduled dividends and dividends provided for in the Scheme or make other distributions to another Subsidiary, the Borrowers or Newco, as applicable; provided, further, that the restrictions set forth in this clause (h) shall not apply to purchases of Capital Stock made pursuant to an ordinary course share buy-back scheme of Thomson consistent with past practice.
     (i) Reserved.
     (j) Constituent Documents, Etc. Change in any material respect the nature of its certificate of incorporation, by-laws, other constitutive documents or other similar documents, or accounting policies or accounting practices (except as contemplated by the Combination and except as required or permitted by the Financial Accounting Standards Board or GAAP/IFRS) where so doing would result in, or would reasonably be expected to have, a Material Adverse Change.
     (k) Reserved.
     (l) Purchase Price. Without the prior consent of each Administrative Agent, increase the purchase price per Target’s Capital Stock provided for in the Implementation Agreement as it exists on the date of this Agreement.
     (m) Disclosure. Unless required by any law or regulation (including the Takeover Code), the London Stock Exchange or the Panel, not make any statement or announcement (other than a Scheme press release or document) containing any information or statement concerning the Loan Documents the Non-Canadian Administrative Agent or the Canadian Administrative Agent without the prior approval of each Administrative Agent (such consent not to be unreasonably withheld or delayed).
     SECTION 6.03 Reporting Requirements. So long as any Lender shall have any Commitment hereunder or Thomson or any Borrower shall have any obligation to pay any amount to either Administrative Agent or any Lender hereunder, each of Thomson and such Borrower will, unless the Required Lenders shall otherwise consent in writing, provide to each Administrative Agent:
     (a) as soon as available and in any event within sixty (60) days after the end of each of the first three quarters of each fiscal year of Thomson, a consolidated balance sheet of Thomson and its consolidated Subsidiaries (and as of and from the Effective Date, the DLC Entities) as at the end of such quarter and consolidated statements of income, retained earnings and cash flows of Thomson and its consolidated Subsidiaries (and as of and from the Effective Date, the DLC Entities) for the period commencing at the end of the previous fiscal year and ending with the end of such quarter, all in reasonable detail and duly certified by the chief financial officer, the treasurer or controller of Thomson as fairly presenting in all material respects the financial condition of Thomson and its consolidated Subsidiaries (and as of and from the Effective Date, the DLC Entities) as at such date and the results of operations of Thomson and its consolidated Subsidiaries (and as of and from the Effective Date, the DLC Entities) for the periods ended on such date, except for normal year end adjustments, all in accordance with GAAP/IFRS consistently applied, together with a Compliance Certificate, in the form of Exhibit B, of the chief financial officer, controller or the treasurer of Thomson (i) demonstrating and certifying compliance by Thomson with the covenant set forth in Section 6.04 and (ii) stating that no Event of Default has occurred and is continuing or, if an Event of Default has occurred and is continuing, a statement as to the nature thereof and the action which Thomson has taken and proposes to take with respect thereto; provided, that such quarterly financial statements shall be deemed delivered pursuant to this clause (a), if such statements have been filed with the Securities and Exchange Commission or applicable Canadian securities regulatory authorities and are publicly available.
     (b) as soon as available and in any event within ninety (90) days after the end of each fiscal year of Thomson, a copy of the annual audited financial statements for such year for Thomson and its consolidated Subsidiaries (and as of and from the Effective Date, the DLC Entities), containing consolidated financial statements for such year certified by, and accompanied by an opinion (which opinion shall be unqualified as to going concern and scope) of an accounting firm of national standing, together with a Compliance Certificate, in the form of Exhibit B, of the chief financial officer, controller or the treasurer of Thomson (i) demonstrating and certifying compliance by Thomson with the covenants set forth in Section 6.04 and (ii) stating that no Event of Default has occurred and is continuing or, if an Event of Default has occurred and is continuing, a statement as to the nature thereof and the action which Thomson has taken and proposes to take with respect thereto; provided, that such annual financial statements shall be deemed delivered pursuant to this clause (b), if such statements have been filed with the Securities and Exchange Commission or the applicable Canadian securities regulatory authorities and are publicly available.

     (c) as soon as possible and in any event within five (5) days after the occurrence of each Event of Default known to Thomson, a statement of the chief financial officer, treasurer or general counsel of Thomson setting forth details of such Event of Default and the action which Thomson has taken and proposes to take with respect thereto;
     (d) reserved;
     (e) reserved;
     (f) as soon as possible and in any event within five (5) days after Thomson becomes aware of the occurrence thereof, notice of all material actions, suits, proceedings or other events (i) of the type described in Section 5.01(e) or (ii) for which each Administrative Agent or the Lenders will be entitled to indemnity under Section 9.05;
     (g) as soon as reasonably possible, copies of all material reports that Thomson (and as of and from the Effective Date, Newco) sends to any of its security holders, and copies of all reports and registration statements which Thomson or any of its Subsidiaries (and as of and from the Effective Date, any of the DLC Entities) files with the Securities and Exchange Commission, the applicable Canadian securities regulatory authorities or any national securities exchange; provided, that such reports shall be deemed delivered pursuant to this clause (g), if such reports have been filed with the Securities and Exchange Commission or the applicable Canadian securities regulatory authorities and are publicly available.
     (h) promptly, such other information respecting the business, assets, liabilities, results of operations or condition (financial or otherwise), of Thomson or any Subsidiary thereof (and as of and from the Effective Date, any DLC Entities) as any Non-Canadian Lender through the Non-Canadian Administrative Agent or any Canadian Lender through the Canadian Administrative Agent may from time to time reasonably request; and
     (i) promptly supply to the Lenders copies of all material documents, notices or announcements received or issued by it or any other information in its possession in relation to the Scheme which is permitted to be made available; provided, that such reports shall be deemed delivered pursuant to this clause (i), if such reports have been filed with the Securities and Exchange Commission or the applicable Canadian securities regulatory authorities and are publicly available.
Information required to be delivered pursuant to this Section 6.03 shall be deemed to have been delivered if such information shall have been posted by either Administrative Agent on IntraLinks or similar site to which the Administrative Agents have been granted access; provided that, if requested by either Administrative Agent or any Lender, Thomson shall deliver a paper copy of such information to such Administrative Agent or such Lender. Information required to be delivered pursuant to this Section 6.03 may also be delivered by electronic communications pursuant to procedures reasonably approved by each Administrative Agent.
     SECTION 6.04 Financial Covenants. So long as any Lender shall have any Commitment hereunder or the Borrower shall have any obligation to pay any amount to the Non-

Canadian Administrative Agent, the Canadian Administrative Agent or any Lender hereunder, Thomson will, unless the Required Lenders shall otherwise consent in writing, maintain at the end of each fiscal quarter a ratio of Consolidated Total Debt to Consolidated EBITDA for the period of four fiscal quarters ending at the end of such fiscal quarter of not more than 4.5 to 1.0.
ARTICLE VII
EVENTS OF DEFAULT
     SECTION 7.01 Events of Default. Each of the following events should they occur and be continuing shall constitute an “Event of Default”:
     (a) A Borrower shall fail to pay (i) as and when the same becomes due and payable, any amount of principal, or (ii) within five (5) Business Days after the same becomes due and payable, any interest, fees or any other amount payable hereunder; provided, that any failure described in this clause (a) resulting from a material disruption to the payment or communications systems or financial markets which are, in each case, required to operate in order for payments to be made by such Borrower hereunder and which is not caused by, and is beyond the control of, such Borrower, shall not be deemed a Default if such payment is made within three (3) Business Day after the date on which such Default would otherwise occur pursuant to clause (a)(i) or (a)(ii), as applicable; or
     (b) Any representation or warranty made by or on behalf of Thomson or any Borrower in this Agreement or any other Loan Document or by or on behalf of Thomson or such Borrower (and as of and from the Effective Date, Newco) (or any of its officers) in connection with this Agreement or any other Loan Document shall prove to have been incorrect in any material respect when made or deemed made; or
     (c) (i) A Borrower or Thomson shall fail to perform or observe any term, covenant or agreement contained in Section 6.01(a), Section 6.02, Section 6.03(c) or Section 6.04, or (ii) such Borrower or Thomson shall fail to perform or observe any other term, covenant or agreement contained in this Agreement (other than obligations specifically set forth elsewhere in this Section 7.01) on its part to be performed or observed if the failure to perform or observe such other term, covenant or agreement, shall remain unremedied for thirty (30) days after written notice thereof shall have been given to the Borrowers by the Non-Canadian Administrative Agent or any Lender; or
     (d) A Borrower or Thomson or any Significant Subsidiary (or, as of and from the Effective Date, Newco or any Significant Subsidiary) shall fail to pay any principal of or premium or interest on any Indebtedness (other than Indebtedness incurred under this Agreement) (including Hedge Agreements) thereof in the aggregate (for all such Persons) in excess of $150,000,000 when the same becomes due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise), and such failure shall continue after the applicable grace period, if any, specified in the agreement or instrument relating to such Indebtedness; or any other event shall occur or condition shall exist under any agreement or instrument relating to any such Indebtedness and shall continue after the applicable grace period, if any, specified in such agreement or instrument, if the effect of such event or condition is to accelerate the maturity of such Indebtedness; or any such Indebtedness shall be declared to be due and payable, or required to be prepaid (other than by a regularly scheduled required prepayment), prior to the stated maturity thereof; or
     (e) A Borrower or Thomson or any Significant Subsidiary (or, as of and from the Effective Date, Newco or any Significant Subsidiary) shall become insolvent or generally not pay its debts as such debts become due, or shall admit in writing its inability to pay its debts generally, or shall make a general assignment for the benefit of creditors, or any proceeding shall be instituted by or against such Borrower or Thomson or any Significant Subsidiary (or, as of and from the Effective Date, Newco or any Significant Subsidiary) seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding up, reorganization, moratorium, arrangement, adjustment, protection, relief, or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, including any plan of compromise, arrangement or other similar proceeding involving or effecting its creditors, or seeking the entry of an order for relief or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its property and, in the case of any such proceeding instituted against it (but not instituted by it), such proceeding shall remain undismissed or unstayed for a period of sixty (60) days, any of the actions sought in such proceeding (including, without limitation, the entry of an order for relief against, or the appointment of a receiver, trustee, custodian or other similar official for, it or for any substantial part of its property) shall occur or such Borrower or Thomson or any Significant Subsidiary (or, as of and from the Effective Date, Newco or any Significant Subsidiary) shall consent to or acquiesce in any such proceeding; or such Borrower or Thomson or any Significant Subsidiary (or, as of and from the Effective Date, Newco or any Significant Subsidiary) shall take any corporate action to authorize any of the actions set forth above in this subsection (e); or
     (f) Any judgment or order for the payment of money in excess of $150,000,000 (in the aggregate) shall be rendered against any Borrower or Thomson or any Significant Subsidiary (or, as of and from the Effective Date, Newco or any Significant Subsidiary) and shall remain unpaid by such Person and either (i) enforcement proceedings shall have been commenced by any creditor upon such judgment or order or (ii) there shall be any period of sixty (60) consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; provided, however, that any such judgment or order shall not be an Event of Default under this Section 7.01(f) if and for so long as (x) the amount of such judgment or order is covered by a valid and binding policy of insurance between the defendant and the insurer covering payment thereof and (y) such insurer, which shall be rated at least “A” by A.M. Best Company, has been notified of, and has not disputed the claim made for payment of, the amount of such judgment or order; or
     (g) The obligations of Thomson or any Borrower under this Agreement or any other Loan Document shall become unenforceable, or Thomson or any Borrower, or any court or governmental or regulatory body having jurisdiction over Thomson or any such Borrower, shall so assert in writing or Thomson or any such Borrower or any of their respective Affiliates (or after the Effective Date, any DLC Entity) shall contest in any manner the validity or enforceability thereof; or

     (h) One or more ERISA Events or Canadian Pension Events shall have occurred which individually or in the aggregate results in a liability in excess of $150,000,000 against Thomson, the Borrower or any Significant Subsidiary (or, as of and from the Effective Date, Newco or any Significant Subsidiary); or
     (i) (x) Thomson or any Affiliate thereof (or after the Effective Date, any DLC Entity) as employer under a Multiemployer Plan shall have made a complete or partial withdrawal from such Multiemployer Plan and the plan sponsor of such Multiemployer Plan shall have notified such withdrawing employer that such employer has incurred a withdrawal liability which shall be assessed against Thomson, any Borrower or Significant Subsidiary (or, as of and from the Effective Date, Newco or any Significant Subsidiary) (a “Withdrawal Liability”), or (y) Thomson or any Affiliate thereof (or after the Effective Date, any DLC Entity) ceases to participate as a participating employer under a Canadian Pension Plan which is a multi-employer pension plan (“MEPP”) as defined in the PBA and, after such cessation of participation, such employer has any further liability to contribute to such MEPP (a “MEPP Liability”) and the aggregate of the Withdrawal Liabilities and the MEPP Liabilities exceed $150,000,000 (other than upon consent of the Lenders); or
     (j) A Borrower or Thomson shall fail to perform or observe any term, covenant or agreement contained in Section 6.01(i), if the failure to perform or observe such term, covenant or agreement, shall remain unremedied for thirty (30) days (to the extent such failure is remediable) after written notice thereof shall have been given to the Borrower or Thomson by any Administrative Agent or any Lender; or
     (k) A Change in Control shall occur; or
     (l) Reserved; or
     (m) The (i) Guarantee or (ii) any Cross-Guarantee, shall have been, for whatever reason, no longer in force (other than upon the consent of the Lenders).
     SECTION 7.02 Upon an Event of Default. Upon the occurrence of an Event of Default, with the consent of the Required Lenders, either Administrative Agent may (other than during the Certain Funds Period), or upon the request of the Required Lenders, the Administrative Agents shall (other than during the Certain Funds Period), by notice to the Borrower, declare the principal of and interest on the Extensions of Credit, the Notes and the Obligations (except for Hedge Agreements, which shall be governed by the terms and conditions thereof) at the time outstanding, and all other amounts owed to the Lenders and to the Administrative Agents under this Agreement, to be forthwith due and payable, whereupon the same shall immediately become due and payable without presentment, demand, protest or other notice of any kind, all of which are expressly waived, anything in this Agreement to the contrary notwithstanding, and terminate the Commitment and any right of the Borrower to request Extensions of Credit thereunder; provided, that upon the occurrence of a Major Default under Section 7.01(e) insofar as it relates to Thomson or any other Borrower) during the Certain Funds Period, or subsequently of an Event of Default under Section 7.01(e), the Commitments shall be automatically terminated and all Obligations (except for Hedge Agreements, which shall be governed by the terms and conditions thereof) shall automatically become due and payable without presentment, demand, protest or other notice of any kind, all of which are expressly waived, anything in this Agreement or in any other Loan Document to the contrary notwithstanding. During the Certain Funds Period (save in circumstances where a Major Default has occurred and is continuing or it is unlawful for a Lender to perform its obligations under this Agreement), none of the Lenders shall be entitled to: (a) cancel any of its Commitments to the extent to do so would prevent or limit the making of an Extension of Credit; (b) exercise any right of set-off or counterclaim in respect of an Extension of Credit; (c) rescind this Agreement or (d) take any step to accelerate, demand or cause repayment or prepayment of any Extension of Credit; provided that immediately upon the expiry of the Certain Funds Period all such rights, remedies and entitlements shall be available to the Lenders notwithstanding that they may not have been used or been available for use during the Certain Funds Period.
     SECTION 7.03 Rights and Remedies Cumulative; Non-Waiver; Etc. The enumeration of the rights and remedies of the Administrative Agents and the Lenders set forth in this Agreement is not intended to be exhaustive, and the exercise by the Administrative Agents and the Lenders, or any of them, of any right or remedy shall not preclude the exercise of any other rights or remedies, all of which shall be cumulative, and shall be in addition to any other right or remedy given hereunder or that may now or hereafter exist in law or in equity or by suit or otherwise. No delay or failure to take action on the part of either Administrative Agent or any Lender in exercising any right, power or privilege shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or privilege preclude other or further exercise thereof or the exercise of any other right, power or privilege or shall be construed to be a waiver of any Event of Default. No course of dealing between the Borrower, the Administrative Agents and the Lenders or their respective agents or employees shall be effective to change, modify or discharge any provision of this Agreement or any of the other Loan Documents or to constitute a waiver of any Event of Default.
ARTICLE VIII
THE ADMINISTRATIVE AGENT
     SECTION 8.01 Appointment. Each Non-Canadian Lender hereby irrevocably designates and appoints Barclays as the Non-Canadian Administrative Agent of such Non-Canadian Lender under this Agreement and the other Loan Documents, and each such Non-Canadian Lender irrevocably authorizes Barclays, as the Non-Canadian Administrative Agent for such Non-Canadian Lender, to take such action on its behalf under the provisions of this Agreement and the other Loan Documents and to exercise such powers and perform such duties as are expressly delegated to the Non-Canadian Administrative Agent by the terms of this Agreement and the other Loan Documents, together with such other powers as are reasonably incidental thereto. Each Canadian Lender hereby irrevocably designates and appoints TD as the Canadian Administrative Agent of such Canadian Lender under this Agreement and the other Loan Documents, and each such Canadian Lender irrevocably authorizes TD, as the Canadian Administrative Agent for such Canadian Lender, to take such action on its behalf under the provisions of this Agreement and the other Loan Documents and to exercise such powers and perform such duties as are expressly delegated to the Canadian Administrative Agent by the terms of this Agreement and the other Loan Documents, together with such other powers as are reasonably incidental thereto. Notwithstanding any provision to the contrary elsewhere in this Agreement, the Administrative Agents shall not have any duties or responsibilities, except those expressly set forth herein and in the Loan Documents, or any fiduciary relationship with any Lender, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Loan Document or otherwise exist against either Administrative Agent.
     SECTION 8.02 Delegation of Duties. Each Administrative Agent may execute any of its duties under this Agreement and the other Loan Documents by or through agents or attorneys-in-fact and shall be entitled to advice of counsel concerning all matters pertaining to such duties. The Administrative Agents shall not be responsible for the negligence or misconduct of any agents or attorneys-in-fact selected by it with reasonable care.
     SECTION 8.03 Exculpatory Provisions. Neither the Canadian Administrative Agent, the Non-Canadian Administrative Agent nor any of their respective officers, directors, employees, agents, attorneys-in-fact or affiliates shall be (i) liable for any action lawfully taken or omitted to be taken by it or such Person under or in connection with this Agreement or any other Loan Document (except in the case of gross negligence or willful misconduct as determined by a court of competent jurisdiction in a final, non-appealable judgment) or (ii) responsible in any manner to any of the Lenders for any recitals, statements, representations or warranties made by any Borrower or any officer thereof contained in this Agreement or any other Loan Document or in any certificate, report, statement or other document referred to or provided for in, or received by either Administrative Agent under or in connection with, this Agreement or any other Loan Document or for the value, validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Loan Document or for any failure of the Borrower to perform its obligations hereunder or thereunder. Neither Administrative Agent shall be under any obligation to any Lender to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement or any other Loan Document, or to inspect the properties, books or records of the Borrower. Each of the Arrangers, the Syndication Agent and the Documentation Agents, in its capacity as such, shall have no duties or responsibilities, and shall incur no liability, under this Agreement or any other Loan Document.
     SECTION 8.04 Reliance by Administrative Agent. Each Administrative Agent shall be entitled to rely, and shall be fully protected in relying, upon any writing, resolution, notice, consent, certificate, affidavit, letter, cablegram, telegram, telecopy, telex or teletype message, statement, order or other document or conversation believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons and upon advice and statements of legal counsel (including, without limitation, counsel to Thomson or the Borrower), independent accountants and other experts selected by either of them. The Administrative Agents may deem and treat the payee of any evidence of indebtedness in respect of any Extension of Credit, or other indebtedness hereunder as the owner thereof for all purposes unless a written notice of assignment, negotiation or transfer thereof shall have been filed with each Administrative Agent. Each Administrative Agent shall be fully justified in failing or refusing to take any action under this Agreement or any Loan Document unless they shall first receive such advice or concurrence of the Required Lenders (unless all of the Lenders’ action is required hereunder) as each such Administrative Agent deems appropriate or it shall first be indemnified to its satisfaction by the Lenders against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action. The Administrative Agents shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement and the Loan Documents in accordance with a request of the Required Lenders (unless all of the Lenders’ action is required hereunder), and such request and any action taken or failure to act pursuant thereto shall be binding upon all the Lenders.
     SECTION 8.05 Notice of Default. Neither Administrative Agent shall be deemed to have knowledge or notice of the occurrence of any Event of Default hereunder unless they have received notice from a Lender, Thomson or the Borrower referring to this Agreement, describing such Event of Default and stating that such notice is a “notice of default”. In the event that an Administrative Agent receives such a notice, the Administrative Agent shall give notice thereof to the Lenders. Each Administrative Agent shall take such action with respect to such Event of Default as shall be reasonably directed by the Required Lenders; provided, that unless and until the Administrative Agent shall have received such directions, each Administrative Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Event of Default as it shall deem advisable in the best interests of the Lenders.
     SECTION 8.06 Non-Reliance on Administrative Agent and Other Lenders. Each Lender expressly acknowledges that neither the Non-Canadian Administrative Agent, the Canadian Administrative Agent nor any of their respective officers, directors, employees, agents, attorneys-in-fact or affiliates has made any representations or warranties to it and that no act by either of the Administrative Agents hereinafter taken, including any review of the affairs of Thomson or any Borrower, shall be deemed to constitute any representation or warranty by either of the Administrative Agents to any Lender. Each Lender represents to each of the Administrative Agents that it has, independently and without reliance upon either Administrative Agent or any other Lender, and based on such documents and information as it has deemed appropriate, made its own appraisal of and investigation into the business, operations, property, financial and other condition and creditworthiness of Thomson and the Borrower and made its own decision to enter into this Agreement. Each Lender also represents that it will, independently and without reliance upon the Administrative Agents or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement and the Loan Documents and to make such investigation as it deems necessary to inform itself as to the business, operations, property, financial and other condition and creditworthiness of Thomson and the Borrower. Except for notices, reports and other documents expressly required to be furnished to the Lenders by the Administrative Agents or either of them hereunder, the Administrative Agents shall not have any duty or responsibility to provide any Lender with any credit or other information concerning the business, operations, property, condition (financial or otherwise), prospects or creditworthiness of Thomson and the Borrower which may come into the possession of either of the Administrative Agents or any of their respective officers, directors, employees, agents, attorneys-in-fact or affiliates.

     SECTION 8.07 Indemnification. The Lenders agree to indemnify each of the Non-Canadian Administrative Agent and the Canadian Administrative Agent in their capacities as such (to the extent not reimbursed by Thomson or a Borrower and without limiting the obligation of Thomson or a Borrower to do so), ratably according to the respective amounts of their Commitments, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind whatsoever which may at any time (including, without limitation, at any time following the termination of any Commitment) be imposed on, incurred by or asserted against the Administrative Agents or either of them in any way relating to or arising out of this Agreement, any of the other Loan Documents or any documents contemplated by or referred to herein or therein or the transactions contemplated hereby or thereby or any action taken or omitted by either Administrative Agent under or in connection with any of the foregoing; provided, that no Lender shall be liable for the payment of any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Non-Canadian Administrative Agent’s or the Canadian Administrative Agent’s gross negligence or willful misconduct (as determined by a court of competent jurisdiction in a final, non-appealable judgment). Notwithstanding anything to the contrary, if the any Governmental Authority asserts a claim that the Non-Canadian Administrative Agent or the Canadian Administrative Agent did not properly withhold tax or other charges from amounts paid to or for the account of any Lender for any reason, such Lender shall indemnify the applicable Administrative Agent fully for all amounts paid, directly or indirectly, by such Administrative Agent as tax or otherwise, including any penalties or interest and together with any and all expenses incurred. The agreements in this Section shall survive the termination of this Agreement, the Extensions of Credit and the payment of all amounts payable hereunder.
     SECTION 8.08 Administrative Agent in Its Individual Capacity. The Non-Canadian Administrative Agent and the Canadian Administrative Agent and each of their respective affiliates may make loans to, accept deposits from and generally engage in any kind of business with, Thomson or a Borrower as though the Non-Canadian Administrative Agent and the Canadian Administrative Agent were not the Administrative Agents hereunder. With respect to its interest on the Non-Canadian Lender Extensions of Credit and any other amounts owed to it hereunder, the Non-Canadian Administrative Agent shall have the same rights and powers under this Agreement as any Non-Canadian Lender and may exercise the same as though it were not the Non-Canadian Administrative Agent, and the terms “Non-Canadian Lender” and “Non-Canadian Lenders” shall include the Non-Canadian Administrative Agent in its individual capacity. With respect to its interest on the Canadian Lender Extensions of Credit and any other amounts owed to it hereunder, the Canadian Administrative Agent shall have the same rights and powers under this Agreement and any Canadian Lender and may exercise the same as though it were not the Canadian Administrative Agent, and the terms “Canadian Lender” and “Canadian Lenders” shall include the Canadian Administrative Agent in its individual capacity.
     SECTION 8.09 Successor Administrative Agent. An Administrative Agent may resign as Administrative Agent upon ten (10) days’ written to the Lenders and Thomson. If the Non-Canadian Administrative Agent shall resign as Non-Canadian Administrative Agent under this Agreement, then the Required Lenders, with the prior written consent of Thomson, shall appoint from among the Non-Canadian Lenders a successor agent for the Non-Canadian

Lenders, whereupon such successor agent shall succeed to the rights, powers and duties of the Non-Canadian Administrative Agent, and the term “Non-Canadian Administrative Agent” shall mean such successor agent effective upon its appointment, and the former Non-Canadian Administrative Agent’s rights, powers and duties as Non-Canadian Administrative Agent shall be terminated, without any other or further act or deed on the part of such former Non-Canadian Administrative Agent or any of the parties to this Agreement. If the Canadian Administrative Agent shall resign as Canadian Administrative Agent under this Agreement, then the Required Lenders, with the consent of Thomson, shall appoint from among the Canadian Lenders a successor agent for the Canadian Lenders whereupon such successor agent shall succeed to the rights, powers and duties of the Canadian Administrative Agent, and the term “Canadian Administrative Agent” shall mean such successor agent effective upon its appointment, and the former Canadian Administrative Agent’s rights, powers and duties as Canadian Administrative Agent shall be terminated, without any other or further act or deed on the part of such former Canadian Administrative Agent or any of the parties to this Agreement. After any retiring Administrative Agent’s resignation as Non-Canadian Administrative Agent or Canadian Administrative Agent, as applicable, the provisions of this Section shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Administrative Agent under this Agreement.
ARTICLE IX
MISCELLANEOUS
     SECTION 9.01 Amendments, Etc. No amendment, supplement, modification or waiver of any provision of this Agreement, nor consent to any departure by the Borrower therefrom, shall in any event be effective unless the same shall be in writing and signed by the Required Lenders, Thomson and a Borrower (as applicable), and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given; provided, that no such waiver and no such amendment, supplement or modification shall (a) extend the Revolving Termination Date or the maturity of any Loan or unreimbursed drawing, or reduce the rate or extend the time of payment of interest in respect thereof, or reduce any fee payable to any Lender hereunder or extend the time for the payment thereof or change the amount of any Lender’s Commitment, in each case without the written consent of each Lender affected thereby, (b) amend, modify or waive any provision of this Section 9.01 or Section 9.09(e) or reduce the percentage specified in the definition of Required Lenders, or consent to the assignment or transfer by the Borrower of any of its rights and obligations under this Agreement, in each case without the written consent of each Lender affected thereby, (c) amend, modify or waive any provision of Article VIII without the written consent of the Administrative Agents, (d) waive, modify or eliminate any of the conditions precedent specified in Article IV, in each case without the written consent of each Lender affected thereby, (e) forgive principal, interest, fees or other amounts payable hereunder without written consent of all Lenders, or (f) waive any requirement for the release of collateral.
     SECTION 9.02 Notices, Etc. All notices and other communications provided for hereunder shall be in writing (including telegraphic communication) and mailed by certified or registered mail, telecopied, telegraphed or delivered by hand or overnight courier as follows:

     Thomson:
The Thomson Corporation
Metro Center, One Station Place
Stamford, Connecticut 06902
Attention: Senior Vice President and Treasurer
Telecopy No.: (203) 539-7714
With copies to:
The Thomson Corporation
Metro Center, One Station Place
Stamford, Connecticut 06902
Attention: Senior Vice President and General Counsel
Telecopy No.: (203) 539-7779
     The Non-Canadian Administrative Agent:
Barclays Capital Services LLC
200 Cedar Knolls Road
Whippany, NJ 07981
Attention: Larry Sola
Telecopy No.: (973) 576-3014
     The Canadian Administrative Agent:
The Toronto-Dominion Bank
Royal Trust Tower
77 King Street West, 18th Floor
Toronto, Ontario, Canada M5K 1A2
Attention: Ronald Kowpak
Telecopy No: (416) 982-5535
Attention: Ashok Rao
Telecopy No.: (416) 307-5164
and if to any Lender, at its address or telecopy number set forth on Schedule 1.01(c) hereto; or, as to each party, at such other address as shall be designated by such party in a written notice to the other parties. All such notices and communications shall, when mailed, be effective three (3) days after being deposited in the mails or when sent by telecopy or telex or delivered to the telegraph company, respectively, addressed as aforesaid. Thomson and the Administrative Agents may agree to accept notice and other communications by electronic means pursuant to procedures approved by both parties.
     SECTION 9.03 No Waiver; Remedies. No failure on the part of either Administrative Agent or any Lender to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.
     SECTION 9.04 Set-off. After acceleration pursuant to Section 7.02, each Administrative Agent and each Lender is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set-off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by either Administrative Agent or such Lender to or for the credit or the account of Thomson or any Borrower against any and all of the obligations of Thomson or the Borrowers now or hereafter existing under this Agreement, irrespective of whether or not the Administrative Agents (or either of them) or such Lender shall have made any demand hereunder and although such obligations may be contingent or unmatured.
     (a) If any Lender (a “Benefited Lender”) shall at any time receive any payment of all or part of the Extensions of Credit or other obligations of the Borrowers to it hereunder or under the Guarantee or Cross-Guaranties (such Lender’s “Borrowers Obligations”), or interest thereon, or receive any collateral in respect thereof (whether voluntarily or involuntarily, by set-off, pursuant to events or proceedings of the nature referred to in Section 7.01(e), in a greater proportion than any such payment to or collateral received by any other Lender, if any, in respect of such other Lender’s Borrowers Obligations, or interest thereon, such Benefited Lender shall purchase for cash from the other Lenders such portion of each such other Lender’s Borrowers Obligations, or shall provide such other Lenders with the benefits of any such collateral, or the proceeds thereof, as shall be necessary to cause such Benefited Lender to share the excess payment or benefits of such collateral or proceeds ratably with each of the other Lenders based on the aggregate of the Canadian Lender Commitment Percentages of the Canadian Lenders and the Non-Canadian Lender Commitment Percentages of the Non-Canadian Lenders at such time; provided, that if all or any portion of such excess payment or benefits is thereafter recovered from such Benefited Lender, such purchase shall be rescinded, and the purchase price and benefits returned, to the extent of such recovery, but without interest. Thomson and the Borrowers agree that each Lender so purchasing a portion of another Lender’s Borrowers Obligations may exercise all rights of payment (including, without limitation, rights of set-off) with respect to such portion as fully as if such Lender were the direct holder of such portion.
     (b) Each Administrative Agent and each Lender agree promptly to notify the Borrower after any such set-off and application referred to in subsection (a) above; provided, that the failure to give such notice shall not affect the validity of such set-off and application. The rights of the Administrative Agents and each Lender under this Section 9.04 are in addition to other rights and remedies (including, without limitation, other rights of set-off) which the Administrative Agents and each Lender may have.
     SECTION 9.05 Indemnification. Each of Thomson and the Borrower hereby indemnifies and holds each Administrative Agent and each Lender (other than any Lender that defaults on its obligations to fund Loans hereunder so long as such default is continuing) harmless from and against any and all claims, damages, losses, liabilities, costs and reasonable out of pocket expenses which such party may incur or which may be claimed against such party by any Person:
     (a) by reason of any inaccuracy or alleged inaccuracy in any material respect, or any untrue statement or alleged untrue statement of any material fact, or by reason of the omission or alleged omission to state therein a material fact necessary to make such statements, in the light of the circumstances under which they were made, not misleading, in each case relating to any of the Loan Documents and the Transaction and the other transactions contemplated thereby, or in any manner, whether direct or indirect, related to this Agreement; or
     (b) by reason of or in connection with the execution, delivery or performance of this Agreement or other Loan Documents, or the Transaction or any transaction contemplated by this Agreement or other Loan Documents, other than as specified in subsection (c) below; or
     (c) by reason of or in connection with the execution and delivery or transfer of, or payment or failure to make payment under this Agreement or any other Loan Document;
Notwithstanding the foregoing, Thomson and any Borrower shall have no obligation to pay fees, charges or disbursements for more than (x) one counsel acting for the Administrative Agents in each applicable jurisdiction and (y) one firm of counsel acting for the Lenders in each applicable jurisdiction.
Nothing in this Section 9.05 is intended to limit Thomson’s or the Borrower’s obligations contained in Article II. Without prejudice to the survival of any other obligation of Thomson or the Borrower hereunder, the indemnities and obligations of Thomson or the Borrower contained in this Section 9.05 shall survive the payment in full of amounts payable pursuant to Article II and Article III and the termination of the Commitment. Thomson and the Borrower shall not have any liabilities for any indirect, punitive or consequential damages related to this Agreement or arising out of its activities in connection herewith.
     SECTION 9.06 Liability of the Lenders. None of the Non-Canadian Administrative Agent, the Canadian Administrative Agent, the Lenders nor any of their respective officers or directors shall be liable or responsible for the validity, sufficiency or genuineness of documents, or of any endorsement thereon, even if such documents should prove to be in any or all respects invalid, insufficient, fraudulent or forged.
     SECTION 9.07 Costs, Expenses and Taxes.
     (a) Thomson and the Borrower agree to pay on demand all costs and reasonable expenses in connection with the preparation, issuance, delivery, filing, recording, and administration of this Agreement, the Extensions of Credit and any other documents which may be delivered in connection with this Agreement, including, without limitation, the reasonable legal fees and expenses of Latham & Watkins LLP and any other counsel for the Non-Canadian Administrative Agent and the Canadian Administrative Agent incurred in connection with the preparation, due diligence, administration, syndication and negotiation of this Agreement, the Extensions of Credit and any document delivered in connection therewith and all costs and expenses incurred by each Administrative Agent (and, in the case of clause (iii) or (iv) below, any Lender) (including reasonable legal fees and expenses of, in the absence of conflicts of interest, one counsel in each jurisdiction and such specialist counsel as may be reasonably requested) in connection with (i) the transfer, drawing upon, change in terms, maintenance, renewal or cancellation of this Agreement, the Extensions of Credit, (ii) any and all amounts which the Administrative Agents or any Lender has paid relative to the Non-Canadian Administrative Agent’s, the Canadian Administrative Agent’s or such Lender’s curing of any Event of Default resulting from the acts or omissions of Thomson or the Borrower under this Agreement or any other Loan Document, (iii) the enforcement of, or protection of rights under, this Agreement or any other Loan Document (whether through negotiations, legal proceedings or otherwise), or (iv) any waivers or consents or amendments to or in respect of this Agreement or the Extensions of Credit requested by a Borrower. In addition, Thomson or the Borrower shall pay any and all stamp, recording, registration and other taxes and fees payable or determined to be payable in connection with the execution, delivery, filing and recording of this Agreement, the Extensions of Credit or any of such other documents, and agree to save the Administrative Agents and the Lenders harmless from and against any and all liabilities with respect to or resulting from any delay in paying or omission to pay such taxes and fees. Where this Agreement or any other Loan Document requires Thomson or any Borrower to reimburse the Administrative Agents or any Lender for any costs or expenses, Thomson or the Borrower shall also at the same time pay and indemnify any such Administrative Agent or Lender against all VAT, goods and services tax or similar taxes incurred by such Administrative Agents or Lender in respect of the costs or expenses to the extent that Non-Canadian Administrative Agent, the Canadian Administrative Agent or any Lender reasonably determines that it is not entitled to credit or repayment from the relevant tax authority in respect of the VAT.
     (b) If any payment of principal of, or Conversion of, any LIBOR Rate Loan is made other than on the last day of the Interest Period for such LIBOR Rate Loan, as a result of a payment or Conversion pursuant to Section 7.02 or for any other reason, the Borrower shall, upon written demand by any Non-Canadian Lender (with a copy of such demand to the Non-Canadian Administrative Agent), pay to the Non-Canadian Administrative Agent for the account of such Non-Canadian Lender any amounts required to compensate such Non-Canadian Lender for any additional losses, costs or expenses which it may reasonably incur as a result of such payment or Conversion, including, without limitation, any loss (including loss of anticipated profits), cost or expense incurred by reason of the liquidation or reemployment of deposits or other funds acquired by any Lender to fund or maintain such LIBOR Rate Loan.
     (c) If any payment of principal of, or Conversion of, any LIBOR Rate Loan is made other than on the last day of the Interest Period for such LIBOR Rate Loan, as a result of a payment or Conversion pursuant to Section 7.02 or for any other reason, the Canadian Borrower shall, upon written demand by any Canadian Lender (with a copy of such demand to the Canadian Administrative Agent), pay to the Canadian Administrative Agent for the account of such Canadian Lender any amounts required to compensate such Canadian Lender for any additional losses, costs or expenses which it may reasonably incur as a result of such payment or Conversion, including, without limitation, any loss (including loss of anticipated profits), cost or expense incurred by reason of the liquidation or reemployment of deposits or other funds acquired by any Lender to fund or maintain such LIBOR Rate Loan.
     SECTION 9.08 Binding Effect. This Agreement shall become effective when it shall have been executed and delivered by Thomson and the Non-Canadian Administrative Agent, and thereafter shall (a) be binding upon Thomson, each Borrower, and their respective successors and assigns, and (b) inure to the benefit of and be enforceable by the Lenders and each of their respective successors, assigns and permitted transferees; provided, that neither Thomson nor the Borrower may assign all or any part of its rights or obligations under this Agreement without the prior written consent of the Lenders (and any attempted assignment without such prior written consent shall be null and void).
     SECTION 9.09 Assignments and Participation.
     (a) Each Non-Canadian Lender may assign to one or more Eligible Assignees all or a portion of its rights, interests and obligations under this Agreement and the Loan Documents (including, without limitation, all or a portion of its Commitment and the Non-Canadian Lender Extensions of Credit owing to it); and each Canadian Lender may assign to one or more Canadian Lender Eligible Assignees all or a portion of its rights, interests and obligations under this Agreement and the Loan Documents (including, without limitation, all or a portion of its Commitment and the Canadian Lender Extensions of Credit owing to it) provided, that, in each case, (i) (A) in respect of an assignment by a Non-Canadian Lender, the Non-Canadian Borrowers (unless an Event of Default shall have occurred and be continuing, in which case no consent of the Non-Canadian Borrowers is required) shall have consented to such assignment (such consent not to be unreasonably withheld or delayed) by signing the Assignment and Acceptance referred to in clause (iii) below, and (B) in respect of an assignment by a Canadian Lender, the Canadian Borrower (unless a Default or Event of Default shall have occurred and be continuing, in which case no consent of the Canadian Borrowers is required) shall have consented to such assignment (such consent not to be unreasonably withheld or delayed) by signing the Assignment and Acceptance referred to in clause (iii) below, (ii) each such assignment shall be in a minimum amount of $5,000,000 or the Sterling Equivalent thereof (or, if less, the entire amount of such Lender’s Commitment) and be of a constant, and not a varying, percentage of all of the assigning Lender’s rights and obligations under this Agreement and the Loan Documents and (iii) the parties to each such assignment shall execute and deliver to the Non-Canadian Administrative Agent and Canadian Administrative Agent, for its acceptance and recording in the Non-Canadian Register and Canadian Register (as defined in Section 9.09(c)), an Assignment and Acceptance, together with a processing and recordation fee of $3,500, payable by the assigning Lender, the Eligible Assignee or the Canadian Lender Eligible Assignee, as the case may be, as agreed upon by such parties. Upon such execution, delivery, acceptance and recording, from and after the effective date specified in each Assignment and Acceptance, (x) the Eligible Assignee or the Canadian Lender Eligible Assignee, as the case may be, thereunder shall be a party hereto and, to the extent that rights and obligations hereunder have been assigned to it pursuant to such Assignment and Acceptance, have the rights and obligations of a Lender hereunder and (y) the Lender assignor thereunder shall, to the extent that rights and obligations hereunder have been assigned by it pursuant to such Assignment and Acceptance, relinquish its rights and be released from its obligations under this Agreement (and, in the case of an Assignment and Acceptance covering all or the remaining portion of an assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto). Notwithstanding anything to the contrary contained in this Agreement, any Lender may at any time assign all or any portion of the Extensions of Credit owing to it to any Affiliate (provided, that in the case of a Canadian Lender, any such Affiliate shall be a Canadian Lender Eligible Assignee of such Lender unless an Event of Default has occurred and is continuing). No such assignment referred to in the preceding sentence, other than to an Affiliate of such Lender consented to by Thomson and the Borrower (such consent not to be unreasonably withheld or delayed), shall release the assigning Lender from its obligations hereunder. Notwithstanding the immediately preceding sentence, Thomson and the Borrowers’ consent to any assignment described herein shall not be required if an Event of Default shall have occurred and is continuing.
     (b) By executing and delivering an Assignment and Acceptance, the Lender assignor thereunder and the Eligible Assignee or the Canadian Lender Eligible Assignee, as the case may be, thereunder confirm to and agree with each other and the other parties hereto as follows: (i) other than as provided in such Assignment and Acceptance, such assigning Lender makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with this Agreement or any other Loan Document or the execution, legality, validity, enforceability, genuineness, sufficiency or value of this Agreement or any other Loan Document or any other instrument or document furnished pursuant hereto; (ii) such assigning Lender makes no representation or warranty and assumes no responsibility with respect to the financial condition of Thomson and each Borrower or the performance or observance by Thomson and each Borrower of any of their obligations under this Agreement or any other Loan Document or any other instrument or document furnished pursuant hereto or thereto; (iii) such Eligible Assignee or Canadian Lender Eligible Assignee, as the case may be, confirms that it has received a copy of this Agreement, together with copies of the financial statements referred to in Section 5.01(f) and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into such Assignment and Acceptance; (iv) such Eligible Assignee or Canadian Lender Eligible Assignee, as the case may be, will, independently and without reliance upon either Administrative Agent, such assigning Lender or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement; (v) such Eligible Assignee appoints and authorizes the Non-Canadian Administrative Agent to take such action as agent on its behalf and to exercise such powers under this Agreement as are delegated to it by the terms hereof, together with such powers as are reasonably incidental thereto; (vi) such Canadian Lender Eligible Assignee appoints and authorized the Canadian Administrative Agent to take such action as agent on its behalf and to exercise such powers under this Agreement as are delegated to it by the terms thereof, together with such powers as are reasonably incidental thereto; and (vii) such Eligible Assignee or Canadian Lender Eligible Assignee, as the case may be, agrees that it will perform in accordance with their terms all of the obligations which by the terms of this Agreement are required to be performed by it as a Lender.

     (c) The Non-Canadian Administrative Agent shall, solely for this purpose and acting as an agent of the Non-Canadian Borrowers, maintain at its address referred to in Section 9.02 a copy of each Assignment and Acceptance delivered to and accepted by it and a register for the recordation of the names and addresses of the Non-Canadian Lenders and the Commitment of, and principal amount of the Non-Canadian Lender Extensions of Credit owing to, each Non-Canadian Lender from time to time (the “Non-Canadian Register”). The Canadian Administrative Agent shall, solely for this purpose and acting as agent of the Canadian Borrower, maintain at its address referred to in Section 9.02 a copy of each Assignment and Acceptance delivered to and accepted by it and a register for the recordation of the names and addresses of the Canadian Lenders and the Commitment of, and principal amount of the Canadian Lender Extensions of Credit owing to, each Canadian Lender from time to time (the “Canadian Register”). The entries in the Non-Canadian Register and the Canadian Register shall be conclusive and binding for all purposes, absent manifest error, and Thomson, the Borrower, the Administrative Agents and the Lenders may treat each Person whose name is recorded in the Non-Canadian Register as a Non-Canadian Lender hereunder and the Canadian Register as a Canadian Lender hereunder for all purposes of this Agreement. The Non-Canadian Register and the Canadian Register shall be available for inspection by Thomson, the Borrowers or any Lender (with respect to such Lender’s Loans and Commitments only) at any reasonable time and from time to time upon reasonable prior notice.
     (d) Upon its receipt of an Assignment and Acceptance executed by an assigning Lender and an Eligible Assignee or Canadian Lender Eligible Assignee, each Administrative Agent shall, if such Assignment and Acceptance has been completed and is in substantially the form of Exhibit A hereto, and has been signed by Thomson and the Borrowers (if Thomson and the Borrowers’ consent is required), (i) accept such Assignment and Acceptance, (ii) record the information contained therein in the Non-Canadian Register and the Canadian Register, as the case may be, and (iii) give prompt notice of such recordation to Thomson and the Borrowers.
     (e) Each Lender may sell participations to one or more banks, financial institutions or other entities that are not natural persons (other than any DLC Entity or any of any of its Affiliates (which, for the purposes of this clause (d) only, shall include, but not be limited to, all directors and officers of such DLC Entity) or its Subsidiaries) (a “Participant”) in all or a portion of its rights and obligations under this Agreement and the Loan Documents (including, without limitation, all or a portion of its Commitment and the Extensions of Credit owing to it); provided, that (i) each such participation purchased by any such Participant shall be in a minimum amount of $5,000,000, (ii) such Lender’s obligations under this Agreement (including, without limitation, its Commitment to Thomson and each Borrower hereunder) shall remain unchanged, (iii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, and (iv) Thomson, the Borrowers, the Administrative Agents and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. Any agreement pursuant to which any Lender may grant such a participating interest shall provide that such Lender shall retain the sole right and responsibility to enforce the obligations of the Borrower hereunder including, without limitation, the right to approve any amendment, modification or waiver of any provision of this Agreement; provided, that such participation agreement may provide that such Lender will not agree to any modification, amendment or waiver of this Agreement which would (a) waive, modify or eliminate any of the conditions precedent specified in Article IV, (b) increase or extend the Commitments of the Lenders or subject the Lenders to any additional obligations, (c) forgive principal, interest, fees or other amounts payable hereunder or reduce the rate at which interest or any fee is calculated, (d) postpone any date fixed for any payment of principal, interest, fees or other amounts payable hereunder, (e) change the Commitment Percentage, the Canadian Lender Commitment Percentage, the Non-Canadian Lender Commitment Percentage or the number of Lenders which shall be required for the Lenders or any of them to take any action hereunder, or (f) amend this Section 9.09(e) and provided further that any such Participant that purchases or participates in (x) a Canadian Lender Revolving Loan would be a Canadian Lender Eligible Assignee if such participant were an assignee or (y) a Non-Canadian Lender Revolving Loan would be an Eligible Assignee if such participant were an assignee. Each Participant shall be entitled to the benefits of Section 2.16 as though it were a Lender.
     (f) Any Lender may, in connection with any assignment or participation or proposed assignment or participation pursuant to this Section 9.09 and in accordance with Section 9.16, disclose to the Eligible Assignee, Canadian Lender Eligible Assignee or Participant or proposed Eligible Assignee, proposed Canadian Lender Eligible Assignee or Participant, any Information relating to Thomson or a Borrower furnished to such Lender by or on behalf of Thomson or a Borrower; provided, that prior to any such disclosure, the Eligible Assignee, Canadian Lender Eligible Assignee or Participant or proposed Eligible Assignee, proposed Canadian Lender Eligible Assignee or Participant shall agree to preserve the confidentiality of any confidential information relating to Thomson or a Borrower received by it from such Lender and use it only for purposes of this Agreement, the Loan Documents and the transactions contemplated hereby and thereby, or for any other reason, directly or indirectly, relating to this Agreement; provided, further, that the Eligible Assignee, Canadian Lender Eligible Assignee or Participant or proposed Eligible Assignee, proposed Canadian Lender Eligible Assignee or Participant may disclose any such information to the extent such disclosure is required by law or requested by any regulatory authority.
     (g) Anything in this Section 9.09 to the contrary notwithstanding, any Lender may assign and pledge all or any portion of its Commitment and the Non-Canadian Lender Extensions of Credit and other obligations owing to it to any Federal Reserve Bank (and its transferees) as collateral security pursuant to Regulation A of the Board of Governors of the Federal Reserve System and any Operating Circular issued by such Federal Reserve Bank. No such assignment shall release the assigning Lender from its obligations hereunder.
     (h) If any Lender shall make any demand for payment under Sections 2.13, 2.14 or 2.15, then within thirty (30) days after any such demand, the Borrower may, with the approval of the Administrative Agents (which approval shall not be unreasonably withheld) and provided, that no Event of Default shall then have occurred and be continuing, demand that such Lender assign in accordance with this Section 9.09 to one or more Eligible Assignees (in the case of a Non-Canadian Lender) or Canadian Lender Eligible Assignees (in the case of a Canadian Lender) designated by the Borrower all (but not less than all) of such Lender’s

Commitment and the Non-Canadian Lender Extensions of Credit and the Canadian Lender Extensions of Credit and other obligations owing to it within the period ending on such 30th day. If any such Eligible Assignee or Canadian Lender Eligible Assignee, as the case may be, designated by the Borrower shall fail to consummate such assignment on terms reasonably acceptable to such Lender, or if the Borrower shall fail to designate any such Eligible Assignees or Canadian Lender Eligible Assignee, as the case may be, for all or part of such Lender’s Commitment, Non-Canadian Lender Extensions of Credit or Canadian Lender Extensions of Credit, then such demand by the Borrower shall become ineffective; it being understood for purposes of this subsection (g) that such assignment shall be conclusively deemed to be on terms reasonably acceptable to such Lender, and such Lender shall be compelled to consummate such assignment to an Eligible Assignee or Canadian Lender Eligible Assignee, as the case may be, designated by the Borrower, if such Eligible Assignee or Canadian Lender Eligible Assignee, as the case may be, (i) shall agree to such assignment by entering into an Assignment and Acceptance in substantially the form of Exhibit A hereto with such Lender and (ii) shall offer compensation to such Lender in an amount equal to all amounts then owing by the Borrower to such Lender hereunder, whether for principal, interest, fees, costs or expenses (other than the demanded payment referred to above and payable by the Borrower as a condition to the Borrower’s right to demand such assignment), or otherwise.
     SECTION 9.10 Severability. Any provision of this Agreement which is prohibited, unenforceable or not authorized in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition, unenforceability or non-authorization without invalidating the remaining provisions hereof or affecting the validity, enforceability or legality of such provision in any other jurisdiction.
     SECTION 9.11 Governing Law. This agreement shall be governed by, and construed in accordance with, the laws of the State of New York.
     SECTION 9.12 Headings. Section headings in this Agreement are included herein for convenience of reference only and shall not constitute a part of this Agreement for any other purpose.
     SECTION 9.13 Submission To Jurisdiction; Waivers. Each of the Borrowers and Thomson hereby irrevocably and unconditionally:
     (a) submits for itself and its property in any legal action or proceeding relating to this Agreement and the other Loan Documents to which it is a party, or for recognition and enforcement of any judgment in respect thereof, to the non-exclusive general jurisdiction of the Courts of the State of New York, the courts of the United States of America for the Southern District of New York, and appellate courts from any thereof;
     (b) consents that any such action or proceeding may be brought in such courts and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same;

     (c) irrevocably consents to receive service of process in relation to any such legal proceedings at Metro Center, One Station Place, Stamford, Connecticut 06902; and
     (d) agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law or shall limit the right to sue in any other jurisdiction.
This Section 9.13 shall not be construed to confer a benefit upon, or grant a right or privilege to, any Person other than the parties hereto.
     SECTION 9.14 Acknowledgments. Thomson and each Borrower hereby acknowledges:
     (a) it has been advised by counsel in the negotiation, execution and delivery of this Agreement and other Loan Documents;
     (b) neither the Non-Canadian Administrative Agent, the Canadian Administrative Agent nor any Lender has a fiduciary relationship to Thomson or the Borrowers, and the relationship between the Administrative Agents (or either of them) and any Lender, on the one hand, and Thomson and the Borrowers (or any of them) on the other hand, is solely that of debtor and creditor; and
     (c) no joint venture exists between Thomson, the Borrowers and the Administrative Agents (or either of them) or any Lender.
     SECTION 9.15 Waivers of Jury Trial. Each of Thomson, the Borrowers, the Non-Canadian Administrative Agent, the Canadian Administrative Agent and the Lenders hereby irrevocably and unconditionally waives trial by jury in any legal action or proceeding relating to this Agreement or any other Loan Document and for any counterclaim therein. This Section 9.15 shall not be construed to confer a benefit upon, or grant a right or privilege to, any person other than the parties hereto.
     SECTION 9.16 Confidentiality. Each of the Administrative Agents and the Lenders agrees to maintain the confidentiality of the Information (as defined below), and use it only for purposes of this Agreement, the Loan Documents and the transactions contemplated hereby and thereby, or for any other reason, directly or indirectly, relating to this Agreement, except that Information may be disclosed (i) to its and its Affiliates’ directors, officers, employees and agents, including accountants, legal counsel and other advisors (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential); (ii) to the extent requested by any regulatory authority; (iii) to the extent required by Applicable Law; (iv) to any other party to this Agreement; (v) in connection with the exercise of any remedies hereunder or any suit, action or proceeding relating to this Agreement or the enforcement of rights hereunder; (vi) subject to an agreement containing provisions substantially the same as those of this Section, to (x) any Eligible Assignee or Canadian Lender Eligible Assignee of or Participant in, or any prospective Eligible Assignee or Canadian Lender Eligible Assignee of or Participant in, any of its rights or obligations under this Agreement or (y) any direct or indirect contractual counterparty or prospective counterparty (or such contractual counterparty’s or prospective counterparty’s professional advisor) to any credit derivative transaction relating to obligations of Thomson or any Borrower; (vii) with the written consent of Thomson and the applicable Borrower; (viii) to the extent such Information becomes publicly available other than as a result of a breach of this Section or (ix) becomes available to the Non-Canadian Administrative Agent, the Canadian Administrative Agent or any Lender on a nonconfidential basis from a source other than Thomson and the applicable Borrower and such source is not known by the Non-Canadian Administrative Agent, the Canadian Administrative Agent or such Lender to be in violation of a duty of confidentiality; or (x) to the National Association of Insurance Commissioners or any other similar organization.
     (a) The Non-Canadian Administrative Agent, the Canadian Administrative Agent and the Lenders may disclose the existence of this Agreement and information about this Agreement to market data collectors, similar service providers to the lending industry, and service providers to the Administrative Agents and the Lenders in connection with the administration and management of this Agreement, the other Loan Documents, the Commitments, and the Extensions of Credit; provided, however, that information disclosed by the Administrative Agents or any Lender to any such market data collectors or similar service providers shall be of a type generally provided to such Persons in other transactions. For the purposes of this Section 9.16, “Information” means all non-public information received from Thomson or a Borrower relating to Thomson or a Borrower or their respective businesses. Notwithstanding anything herein to the contrary, Information, for purposes of this Section 9.16, shall not include, and the Administrative Agents and each Lender may disclose to any and all Persons, without limitation of any kind, any information with respect to the U.S. and Canadian federal income tax treatment and U.S. and Canadian federal income tax structure of the transactions contemplated hereby and all materials of any kind (including opinions or other tax analyses) that are provided to the Administrative Agents (or either of them) or such Lender relating to such tax treatment and tax structure.
     (b) Any Person required to maintain the confidentiality of Information as provided in this Section 9.16 shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information. Each of the Non-Canadian Administrative Agent, the Canadian Administrative Agent, the Lenders and the Participants shall promptly notify Thomson and the applicable Borrower of its receipt of any subpoena or similar process or authority, unless prohibited therefrom by the issuing Person.
     SECTION 9.17 Patriot Act Notice. Each Lender subject to the USA PATRIOT Act of 2001 (31 U.S.C. 5318 et seq.) hereby notifies Thomson and each Borrower that, pursuant to Section 326 thereof, it is required to obtain, verify and record information that identifies Thomson and each Borrower including the names and addresses of Thomson and each Borrower and other information allowing such Lender to identify Thomson and each Borrower in accordance with such act.
     SECTION 9.18 Execution in Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.
     SECTION 9.19 Judgment. (a) If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder (the “Original Currency”) into another currency (the “Other Currency”), the parties hereto agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be that at which in accordance with normal banking procedures the Non-Canadian Administrative Agent could purchase the Original Currency with such Other Currency at Barclays’ principal office in London at 11:00 A.M. (London time) on the Business Day preceding that on which final judgment is given. The obligations of the Thomson or a Borrower in respect of any sum due in the Original Currency from it to any Lender shall, notwithstanding any judgment in any Other Currency, be discharged only to the extent that on the Business Day following receipt by such Lender of any sum adjudged to be so due in such Other Currency such Lender may, in accordance with its normal banking procedures, purchase the Original Currency with such Other Currency.
(b) If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder in a Committed Currency into Sterling, the parties agree to the fullest extent that they may effectively do so, that the rate of exchange used shall be that at which in accordance with normal banking procedures the Non-Canadian Administrative Agent could purchase such Committed Currency with Sterling at Barclays’ principal office in London at 11:00 A.M. (London time) on the Business Day preceding that on which final judgment is given.
     SECTION 9.20 Substitution of Currency. If a change in any Committed Currency occurs pursuant to any Applicable Law, this Agreement (including, without limitation, the definition of LIBOR Rate) will be amended to the extent determined by the Non-Canadian Administrative Agent (acting reasonably and in consultation with Thomson and the Borrowers) to be necessary to reflect the change in currency and to put the Lenders, Thomson and the Borrowers in the same position, so far as possible, that they would have been in if no change in such Committed Currency had occurred.
     SECTION 9.21 Currency Indemnity. Any payment made to or for the account of an Administrative Agent or Lender in a Committed Currency or Other Currency pursuant to a judgment or order of a court or tribunal of any jurisdiction shall only constitute a discharge to Thomson or a Borrower to the extent of the Sterling amount which the Non-Canadian Administrative Agent is able, on the date of receipt by it of such payment in such Committed Currency or Other Currency (or, in the case of any such date which is not a Business Day, on the next succeeding Business Day), to purchase with the amount of such Committed Currency or Other Currency so received by it on such date. If the amount of the Original Currency so purchased is less that the sum originally due to the Administrative Agents and the Lenders in the Original Currency, Thomson and the Borrowers agree, notwithstanding any such judgment set forth in Section 9.19(a) hereof, to indemnify the Administrative Agents and the Lenders against such loss or damage, and if the amount of the Original Currency purchased exceeds the sum originally due to the Administrative Agents and Lenders in the Original Currency the Administrative Agents and Lenders agree to remit such excess to Thomson or the applicable Borrower. If the Sterling amount which the Non-Canadian Administrative Agent is so able to purchase falls short of the Sterling amount originally due to the Administrative Agents under any Loan Document, Thomson or the applicable Borrower shall indemnify and hold the Administrative Agents harmless against any loss or damage arising as a result and if the Sterling amount which the Administrative Agents and the Lenders are so able to purchase exceeds the Sterling amount owed to it, the Administrative Agents shall promptly remit such excess to Thomson or the applicable Borrower, it being understood by Thomson or the applicable Borrower that the Administrative Agents, by their acceptance of this Agreement, undertake to remit such excess. This indemnity shall constitute a separate and independent obligation from the other obligations contained in this Agreement, shall give rise to a separate and independent cause of action and shall apply irrespective of any indulgence granted by the Administrative Agents from time to time and shall continue in full force and effect notwithstanding any judgment or order for a liquidated sum in respect of any amount due hereunder or under any such judgment or orders.
[SIGNATURE PAGES FOLLOW]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their respective duly authorized officers as of the date first above written.

THE THOMSON CORPORATION as Canadian Borrower and a Non-Canadian Borrower
By:	/s/ Stephane Bello
	Name:	Stephane Bello
	Title:	Senior Vice President and Treasurer
[AMENDED CREDIT AGREEMENT]

BARCLAYS BANK PLC, as Non-Canadian Administrative Agent and Non-Canadian Lender
By:	/s/ Russell C. Johnson
	Name:	Russell C. Johnson
	Title:	Associate Director
[AMENDED CREDIT AGREEMENT]

THE ROYAL BANK OF SCOTLAND PLC, as Syndication Agent and Non-Canadian Lender
By:	/s/ Vincent Fitzgerald
	Name:	Vincent Fitzgerald
	Title:	Managing Director, Telecom & Media
[AMENDED CREDIT AGREEMENT]

THE TORONTO-DOMINION BANK, as Canadian Administrative Agent
By:	/s/ Ronald J. Kowpak
	Name:	Ronald J. Kowpak
	Title:	Vice President, Loan Syndications – Agency
[AMENDED CREDIT AGREEMENT]

THE TORONTO-DOMINION BANK, NEW YORK BRANCH, as Canadian Lender
By:	/s/ Deborah Gravinese
	Name:	Deborah Gravinese
	Title:	Managing Director
[AMENDED CREDIT AGREEMENT]

JPMORGAN CHASE BANK, N.A., TORONTO BRANCH, as Documentation Agent and Canadian Lender
By:	/s/ Muhammad Hasan
	Name:	Muhammad Hasan
	Title:	Vice President

BANK OF AMERICA, N.A, CANADA BRANCH, as Documentation Agent and Canadian Lender
By:	/s/ Nelson Lam
	Name:	Nelson Lam
	Title:	Vice President

BEAR STEARNS CORPORATE LENDING INC., as Non-Canadian Lender
By:	/s/ Victor Bulzacchelli
	Name:	Victor Bulzacchelli
	Title:	Vice President

LEHMAN COMMERCIAL PAPER INC., as Non-Canadian Lender
By:	/s/ Ahuva Schwager
	Name:	Ahuva Schwager
	Title:	Authorized Signatory

ROYAL BANK OF CANADA, as Canadian Lender
By:	/s/ Dustin Craven
	Name:	Dustin Craven
	Title:	Attorney-in-Fact

BANK OF MONTREAL, CHICAGO BRANCH, as Canadian Lender
By:	/s/ Kristina H. Burden
	Name:	Kristina H. Burden
	Title:	Vice President

DEUTSCHE BANK AG, CANADA BRANCH, as Canadian Lender
By:	/s/ Robert A. Johnson
	Name:	Robert A. Johnson
	Title:	Vice President

By:	/s/ Renate Engel
	Name:	Renate Engel
	Title:	Assistant Vice President

MERRILL LYNCH CAPITAL CANADA INC., as Canadian Lender
By:	/s/ Marcelo Cosma
	Name:	Marcelo Cosma
	Title:	Vice President

MORGAN STANLEY SENIOR FUNDING (NOVA SCOTIA), as Canadian Lender
By:	/s/ Todd Vannucci
	Name:	Todd Vannucci
	Title:	Vice President

CITIBANK, N.A., CANADIAN BRANCH, as Canadian Lender
By:	/s/ Daljeet Lamba
	Name:	Daljeet Lamba
Title:

UBS AG CANADA BRANCH, as Canadian Lender
By:	/s/ Stephen Gerry
	Name:	Stephen Gerry
	Title:	Director

By:	/s/ Amy Fung
	Name:	Amy Fung
	Title:	Director, Banking Products Services

EXECUTION VERSION
EXHIBIT A
FORM OF ASSIGNMENT AND ACCEPTANCE
ASSIGNMENT AND ACCEPTANCE AGREEMENT
     This Assignment and Acceptance Agreement (the “Assignment”) is dated as of the Assignment Date set forth below and is entered into by and between [Insert name of Assignor] (the “Assignor”) and [Insert name of Assignee] (the “Assignee”). Capitalized terms used but not defined herein shall have the meanings given to them in the 364-Day Revolving Credit Agreement identified below (as it may be amended, supplemented or otherwise modified from time to time, the “Credit Agreement”), receipt of a copy of which is hereby acknowledged by the Assignee. The Standard Terms and Conditions set forth in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment as if set forth herein in full.
     For an agreed consideration, the Assignor hereby irrevocably sells and assigns to the Assignee, and the Assignee hereby irrevocably purchases and assumes from the Assignor, subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Assignment Date inserted by the applicable Administrative Agent as contemplated below, the interest in and to all of the Assignor’s rights and obligations under the Credit Agreement and any other documents or instruments delivered pursuant thereto that represents the amount and percentage interest identified below of all of the Assignor’s outstanding rights and obligations under the respective facilities identified below (the “Assigned Interest”). Such sale and assignment is without recourse to the Assignor and, except as expressly provided in this Assignment and the Credit Agreement, without representation or warranty by the Assignor.

1.	Assignor:

2.	Assignee:

3.	Borrower:	The Thomson Corporation as Canadian Borrower and a Non-Canadian Borrower [and certain of its subsidiaries as Non-Canadian Borrowers]

4.	Administrative Agent:	[Barclays Bank PLC as Non-Canadian Administrative Agent] [The Toronto-Dominion Bank as Canadian Administrative Agent] under the Credit Agreement

5.	Credit Agreement:	The 364-Day Revolving Credit Agreement dated as of May 24, 2007 and amended as of June 27, 2007 among The Thomson Corporation as Canadian Borrower and a Non-Canadian Borrower, [certain of its subsidiaries as Non-Canadian Borrowers,] the Lenders parties thereto, Barclays Bank PLC, as Non-Canadian Administrative Agent, The Toronto-Dominion Bank, as Canadian Administrative Agent, and the other parties thereto.

6.	Commitment:	[Canadian Lender Revolving Loan Commitment] [Non- Canadian Lender Revolving Loan Commitment]

7.	Assigned Interest:

Aggregate Amount of	Amount of Loans	Percentage Assigned
Loans/Commitments	Loans/Commitments	of
for all Lenders	Assigned	Loans/Commitments[1]
£	£	%
Assignment Date:                     , 20___ [TO BE INSERTED BY APPLICABLE ADMINISTRATIVE AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.]
8.	Notice and Wire Instructions:

[NAME OF ASSIGNOR]	[NAME OF ASSIGNEE]

Notices:	Notices:

Attention:	Attention:
Telecopier:	Telecopier:

with a copy to:	with a copy to:

Attention:	Attention:
Telecopier:	Telecopier:

Wire Instructions:	Wire Instructions:

[1]	Set forth, to at least 9 decimals, as a percentage of Loans of all Lenders thereunder.

The terms set forth in this Assignment are hereby agreed to:

ASSIGNOR [NAME OF ASSIGNOR]
By:
Title:

ASSIGNEE [NAME OF ASSIGNEE]
By:
Title:

Consented to and Accepted by: [BARCLAYS BANK PLC, as Non-Canadian Administrative Agent
By:
Title:]

[THE TORONTO-DOMINION BANK, as Canadian Administrative Agent
By:
Title:]

Consented to: [CANADIAN BORROWER] [NON-CANADIAN BORROWER[S]]
By:
Title:

ANNEX 1
STANDARD TERMS AND CONDITIONS FOR ASSIGNMENT
AND ACCEPTANCE AGREEMENT
1.	Representations and Warranties.
1.1	Assignor. The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any lien, encumbrance or other adverse claim and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and to consummate the transactions contemplated hereby; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with any Credit Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Agreement or any other instrument or document delivered pursuant thereto, other than this Assignment (herein collectively the “Credit Documents”), or any collateral thereunder, (iii) the financial condition of the Borrower, any of its Subsidiaries or Affiliates or any other Person obligated in respect of any Credit Document or (iv) the performance or observance by the Borrower, any of its Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Credit Document.

1.2	Assignee. The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it meets all requirements of an [Eligible Assignee] [Canadian Lender Eligible Assignee] under the Credit Agreement, (iii) from and after the Assignment Date, it shall be bound by the provisions of the Credit Agreement and, to the extent of the Assigned Interest, shall have the obligations of a Lender thereunder, (iv) it has received a copy of the Credit Agreement and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and to purchase the Assigned Interest on the basis of which it has made such analysis and decision, and (v) if it is a Non-US Lender, attached to the Assignment is any documentation required to be delivered by it pursuant to the terms of the Credit Agreement, duly completed and executed by the Assignee; and (b) agrees that (i) it will, independently and without reliance on the Administrative Agent, the Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at that time, continue to make its own credit decisions in taking or not taking action under the Credit Documents, and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Credit Documents are required to be performed by it as a Lender.

2.	Payments. With respect to Assigned Interests for Revolving Loans, from and after the Effective Date, the Administrative Agent shall make all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignor for amounts which have accrued to but excluding the Effective Date and to the Assignee for amounts which have accrued from and after the Effective Date.
3.	General Provisions. This Assignment shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns. This Assignment may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment by telecopy shall be effective as delivery of a manually executed counterpart of this Assignment. This Assignment shall be governed by, and construed in accordance with, the internal laws of the state of New York.
[Remainder of page intentionally left blank]

EXHIBIT B
FORM OF COMPLIANCE CERTIFICATE
FORM OF COMPLIANCE CERTIFICATE
THE UNDERSIGNED HEREBY CERTIFIES AS FOLLOWS:
1.	I am the [Chief Financial Officer] [Treasurer] [Controller] of The Thomson Corporation (“Thomson”).
2.	I have reviewed the terms of that certain 364-Day Revolving Credit Agreement, dated as of May 24, 2007 and amended as of June 27, 2007 (a it may be amended, supplemented or otherwise modified, the “Credit Agreement”; the terms not otherwise defined herein shall have the meanings assigned to such terms in the Credit Agreement), by and among Thomson, the Lenders from time to time party thereto, Barclays Bank PLC, as Non-Canadian Administrative Agent, The Toronto-Dominion Bank, as Canadian Administrative Agent, and the other parties thereto.
3.	The review described in paragraph 2 above did not disclose, and I have no knowledge of, the existence of any condition or event which constitutes an Event of Default under the Credit Agreement continuing as of the date of this Certificate, except as set forth in a separate attachment, if any, to this Certificate, specifying the nature and extent of the condition or event, the period during which it has existed and the corrective action which Thomson has taken, is taking, or proposes to take with respect to each such condition or event.
The foregoing certifications, together with the computations set forth in the Annex A hereto and the financial statements delivered with this Certificate in support hereof, are made and delivered on [                    ], 20[_] pursuant to Section 6.03[(a)] [(b)] of the Credit Agreement.

THE THOMSON CORPORATION
By:
Name:
Title:

ANNEX A TO
COMPLIANCE CERTIFICATE
FOR THE FOUR FISCAL QUARTERS ENDING __/__/20__ (the “Reporting Date”)

1. Consolidated Total Debt:	[___,___,___]

2. Consolidated EBITDA:	[___,___,___]

Consolidated Total Debt to EBITDA Ratio: Consolidated Total	[___,___,___]
Debt / Consolidated EBITDA = Consolidated
Total Debt to Consolidated EBITDA of not
more than 4.5 to 1.0 per Section 6.04 of the Credit Agreement

EXHIBIT C
FORM OF REVOLVING LOAN NOTE
REVOLVING LOAN NOTE

£/$ [___,___,___]
[mm/dd/yy]	New York, New York

     FOR VALUE RECEIVED, [THE THOMSON CORPORATION, a corporation organized under the laws of Canada][ • ], as a [Canadian Borrower] [Non-Canadian Borrower]] (the “Borrower”), promises to pay [NAME OF LENDER] (“Payee”) or its registered assigns, on or before [mm/dd/yy], the lesser of (a) [___] STERLING (£[___,___,___]) / DOLLARS ($[___,___,___]) and (b) the unpaid principal amount of all advances made by Payee to Borrower as Revolving Loans under the Credit Agreement referred to below.
     Borrower also promises to pay interest on the unpaid principal amount hereof, from the date hereof until paid in full, at the rates and at the times which shall be determined in accordance with the provisions of that certain 364-Day Revolving Credit Agreement, dated as of May 24, 2007 and amended as of June 27, 2007 (as it may be amended, supplemented or otherwise modified, the “Credit Agreement”; the terms defined therein and not otherwise defined herein being used herein as therein defined), by and among the Thomson Corporation, the Lenders party thereto from time to time, Barclays Bank PLC, as Non-Canadian Administrative Agent, The Toronto-Dominion Bank, as Canadian Administrative Agent and the other parties thereto.
     This Note is one of the “Revolving Loan Notes” in the aggregate principal amount of £[___,___,___] / $[___,___,___] and is issued pursuant to and entitled to the benefits of the Credit Agreement, to which reference is hereby made for a more complete statement of the terms and conditions under which the Loans evidenced hereby were made and are to be repaid.
     All payments of principal and interest in respect of this Note shall be made in lawful money of [the United Kingdom of Great Britain and Northern Ireland] [the United States] in same day funds at the Principal Office of [Non-Canadian] [Canadian] Administrative Agent or at such other place as shall be designated in writing for such purpose in accordance with the terms of the Credit Agreement. Unless and until an Assignment Agreement effecting the assignment or transfer of the obligations evidenced hereby shall have been accepted by the [Non-Canadian] [Canadian] Administrative Agent and recorded in the [Non-Canadian] [Canadian] Register, Borrower, [Non-Canadian] [Canadian] Administrative Agent and [Non-Canadian] [Canadian] Lenders shall be entitled to deem and treat Payee as the owner and holder of this Note and the obligations evidenced hereby. Payee hereby agrees, by its acceptance hereof, that before disposing of this Note or any part hereof it will make a notation hereon of all principal payments previously made hereunder and of the date to which interest hereon has been paid; provided, the failure to make a notation of any payment made on this Note shall not limit or otherwise affect the obligations of Borrower hereunder with respect to payments of principal of or interest on this Note.

     This Note is subject to mandatory prepayment and to prepayment at the option of Borrower, each as provided in the Credit Agreement.
     THIS NOTE AND THE RIGHTS AND OBLIGATIONS OF BORROWER AND PAYEE HEREUNDER SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF NEW YORK.
     Upon the occurrence of an Event of Default, the unpaid balance of the principal amount of this Note, together with all accrued and unpaid interest thereon, may become, or may be declared to be, due and payable in the manner, upon the conditions and with the effect provided in the Credit Agreement.
     The terms of this Note are subject to amendment only in the manner provided in the Credit Agreement.
     No reference herein to the Credit Agreement and no provision of this Note or the Credit Agreement shall alter or impair the obligations of Borrower, which are absolute and unconditional, to pay the principal of and interest on this Note at the place, at the respective times, and in the currency herein prescribed.
     Borrower promises to pay all costs and expenses, including reasonable attorneys’ fees, all as provided in the Credit Agreement, incurred in the collection and enforcement of this Note. Borrower and any endorsers of this Note hereby consent to renewals and extensions of time at or after the maturity hereof, without notice, and hereby waive diligence, presentment, protest, demand notice of every kind and, to the full extent permitted by law, the right to plead any statute of limitations as a defense to any demand hereunder.
[Remainder of page intentionally left blank]

     IN WITNESS WHEREOF, Borrower has caused this Note to be duly executed and delivered by its officer thereunto duly authorized as of the date and at the place first written above.

[NAME OF [NON-CANADIAN] [CANADIAN] BORROWER]
By:
Name:
Title:

TRANSACTIONS ON
REVOLVING LOAN NOTE

	Amount of Loan	Amount of Principal	Outstanding Principal	Notation
Date	Made This Date	Paid This Date	Balance This Date	Made By

EXHIBIT D
FORM OF NOTICE OF BORROWING
To: [Barclays Bank PLC] [The Toronto-Dominion Bank]
     Reference is made to the 364-Day Revolving Credit Agreement, dated as of May 24, 2007 and amended as of June 27, 2007 (as it may be amended, supplemented or otherwise modified, the “Credit Agreement”; the terms defined therein and not otherwise defined herein being used herein as therein defined), by and among The Thomson Corporation [and certain of its subsidiaries as Non-Canadian Borrowers], the Lenders party thereto from time to time, Barclays Bank PLC, as Non-Canadian Administrative Agent (the “Non-Canadian Administrative Agent”), The Toronto-Dominion Bank, as Canadian Administrative Agent (the “Canadian Administrative Agent”) and the other parties thereto.
     Pursuant to Section 2.03 of the Credit Agreement, the undersigned [Canadian] [Non-Canadian] Borrower desires that [Canadian] [Non-Canadian] Lenders make the following Loans to the undersigned [Canadian] [Non-Canadian] Borrower in accordance with the applicable terms and conditions of the Credit Agreement on [mm/dd/yy] (the “Credit Date”):
     Revolving Loans

☐ Base Rate Loans:	$[___,___,___]

☐ LIBOR Rate Loans, with an initial Interest Period of month(s):	£/$[___,___,___]
     The undersigned [Canadian] [Non-Canadian] Borrower hereby certifies that:
     (i) as of the Credit Date, the representations and warranties contained in each of the Loan Documents are true, correct and complete in all material respects on and as of such Credit Date to the same extent as though made on and as of such date, except to the extent such representations and warranties specifically relate to an earlier date, in which case such representations and warranties are true, correct and complete in all material respects on and as of such earlier date;
     (ii) as of the Credit Date, no event has occurred and is continuing or would result from the consummation of the borrowing contemplated hereby that would constitute a Major Default.

Date: [mm/dd/yy]	[NAME OF BORROWER]
By:
Name:
Title:

EXHIBIT E
FORM OF NOTICE OF ACCOUNT DESIGNATION
NOTICE OF ACCOUNT DESIGNATION
     Reference is made to the 364-Day Revolving Credit Agreement, dated as of May 24, 2007 and amended as of June 27, 2007 (as it may be amended, supplemented or otherwise modified, the “Credit Agreement”; the terms defined therein and not otherwise defined herein being used herein as therein defined), by and among The Thomson Corporation [and certain of its subsidiaries as Non-Canadian Borrowers], the Lenders party thereto from time to time, Barclays Bank PLC, as Non-Canadian Administrative Agent (the “Non-Canadian Administrative Agent”), The Toronto-Dominion Bank, as Canadian Administrative Agent (the “Canadian Administrative Agent”), and the other parties thereto.
     Pursuant to Section 2.03(b), the undersigned [Canadian] [Non-Canadian] Borrower hereby designates the following account as the account into which all the Loans to such Borrower are to be disbursed:

Account No:

[Bank Name]

[Bank Address]

ABA#

Attention:

     IN WITNESS WHEREOF, the undersigned has executed this Notice of Account Designation in his/her aforesaid capacity and not as an individual this ___ day of ___, 20___.

[NAME OF BORROWER]
By:
Name:
Title:

EXHIBIT F
FORM OF NOTICE OF CONVERSION
NOTICE OF CONVERSION
     Reference is made to the 364-Day Revolving Credit Agreement, dated as of May 24, 2007 and amended as of June 27, 2007 (as it may be amended, supplemented or otherwise modified, the “Credit Agreement”; the terms defined therein and not otherwise defined herein being used herein as therein defined), by and among The Thomson Corporation [and certain of its subsidiaries as Non-Canadian Borrowers], the Lenders party thereto from time to time, Barclays Bank PLC, as Non-Canadian Administrative Agent (the “Non-Canadian Administrative Agent”), The Toronto-Dominion Bank, as Canadian Administrative Agent (the “Canadian Administrative Agent”), and the other parties thereto.
     Pursuant to Section 2.12 of the Credit Agreement, the undersigned Borrower desires to convert or to continue the following Loans, each such conversion and/or continuation to be effective as of [mm/dd/yy]:
Revolving Loans:

£/$ [___,___,___]	LIBOR Rate Loans to be continued with Interest Period of [___] month(s)

$[___,___,___]	Base Rate Loans to be converted to LIBOR Rate Loans with Interest Period of ___ month(s)

£/$ [___,___,___]	LIBOR Rate Loans to be converted to Base Rate Loans
     The undersigned Borrower hereby certifies that as of the date hereof, no event has occurred and is continuing or would result from the consummation of the conversion and/or continuation contemplated hereby that would constitute an Event of Default or a Specified Default.

Date: [mm/dd/yy]	[NAME OF BORROWER]
By:
Name:
Title:

EXHIBIT G
FORM OF OPINION OF SPECIAL COUNSEL

Suite 3000 79 Wellington St. W. Box 270, TD Centre Toronto, Ontario M5K 1N2 Canada tel 416.865.0040 fax 416.865.7380 www.torys.com May 24, 2007
Barclays Bank plc., as an Administrative Agent
200 Park Ave,
New York NY
Latham & Watkins LLP
885 Third Avenue
New York NY 10022-4834
Ogilvy Renault LLP
Suite 3800
Royal Bank Plaza, South Tower
200 Bay Street
Toronto, Ontario M5J 2Z4
The Canadian Administrative Agent (as defined in the Credit Agreement (referred to below)
Each of the Lenders party to the Credit Agreement
Dear Sirs/Mesdames:
Re: The Thomson Corporation £4,800,000,000 364-Day Revolving Credit Agreement
                    We have acted as counsel for The Thomson Corporation, as borrower (the “Borrower”) in connection with credit agreement (the “Credit Agreement”) dated as of the 24th day of May, 2007 between the Borrower, Barclays Bank plc., as an administrative agent, (together with the Canadian Administrative Agent defined therein, the “Agents”) , and the lenders party thereto, as lenders (collectively, the “Lenders”) pursuant to which the Lenders have agreed to make available to the Borrower certain credit facilities in the aggregate principal amount of up to £4,800,000,000 on the terms and conditions contained therein. This opinion is given to you pursuant to section 4.01(g) of the Credit Agreement. Capitalized terms used but not otherwise defined in this opinion have the meaning given to such terms in the Credit Agreement.
                    As such counsel, we have participated in the preparation of and have examined an executed copy of the Credit Agreement. We have also made such investigations and examined originals or copies, certified or otherwise identified to our satisfaction, of such certificates of public officials and of such other certificates, documents and records as we have considered necessary or relevant for the purposes of the opinions hereinafter expressed, including:

(a)	the articles and by-laws of the Borrower;

(b)	a resolution of the board of directors of the Borrower authorizing, among other things, the execution, delivery and performance of the Credit Agreement;

(c)	a certificate of status dated May 24, 2007 issued in respect of the Borrower pursuant to the Business Corporations Act (Ontario) (the “Certificate of Status”); and

(d)	certificates of senior officers of the Borrower dated the date hereof as to certain factual matters, copies of which have been delivered to you.
               For the purposes of this opinion, we have assumed, with respect to all documents examined by us, the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as certified, conformed, telecopied or photocopied copies. We have relied exclusively upon the certificates referred to in paragraphs (c) and (d) above with respect to the accuracy of the factual matters contained therein; while we have not performed any independent check or verification of such factual matters, nothing has come to our attention during our participation with respect to the Credit Agreement which leads us to believe such certificates are incorrect.
               We have further assumed that: (i) the Credit Agreement has been duly authorized, executed and delivered by, and are the legal, valid and binding obligations of, each party thereto (other than the Borrower); (ii) each party to the Credit Agreement (other than the Borrower) is existing and in good standing under the laws of its jurisdiction of organization; (iii) there has not been any mutual mistake of fact or misunderstanding, fraud, duress or undue influence; (iv) there are no agreements or understandings among the parties, written or oral, and there is no usage of trade or course of prior dealing among the parties that would, in either case, define, supplement or qualify the terms of the Credit Agreement; and (v) the Certificate of Status is accurate as of the date hereof; (vi) all material terms and conditions of the relationship among the Borrower, the Agents and the Lenders are correctly and completely reflected in the Credit Agreement.
               Our opinions below are limited to the following laws: our opinions in paragraphs (1), (2), (3), (6)(i), (6)(ii) and (8) thru (12) below are limited to the laws of the Province of Ontario and the federal laws of Canada applicable in Ontario (“Ontario Law”); our opinion in paragraphs 5 and 0(iii) are limited to the laws of the State of New York and the federal laws of the United States (“New York Law”); our opinion in paragraph 4 is limited to Ontario Law and New York Law, in each case to the extent Ontario Law and New York Law govern the execution and delivery of the Credit Agreement; and our opinion in paragraph (7) is limited to Ontario Law and New York Law.
               All opinions expressed herein concerning Ontario Law are given by members of the Law Society of Upper Canada, and all opinions concerning New York Law are given by members of the New York State Bar.
               Based and relying on the foregoing and subject to the qualifications expressed herein, we are of the opinion that:

(1)	The Borrower is incorporated and existing under the Business Corporations Act (Ontario).

(2)	The Borrower has the corporate power and capacity to carry on its business, to own its properties and assets and to enter into and to perform its obligations under the Credit Agreement.

(3)	All necessary corporate action has been taken by the Borrower to authorize the execution, delivery and performance by the Borrower of the Credit Agreement in accordance with its terms.

(4)	The Credit Agreement has been duly executed and delivered by the Borrower.

(5)	The Credit Agreement constitutes a legal, valid and binding obligation of the Borrower, enforceable against it in accordance with its terms.

(6)	The execution and delivery by the Borrower of the Credit Agreement and the performance by the Borrower of its obligations thereunder do not and will not contravene, breach or result in any default under (i) the articles, by-laws or other organizational documents of the Borrower, (ii) any law of the Province of Ontario or the federal laws of Canada applicable therein, or (iii) any law of the State of New York or the federal laws of the United States.

(7)	No notarization of any of the Credit Agreement, and no authorization, consent, permit, licence or approval of, or other action by, or registration or filing with or notice to, any governmental agency or authority, regulatory body, court, tribunal or other similar entity having jurisdiction, is required at this time in connection with the execution, delivery or performance by the Borrower of the Credit Agreement.

(8)	In the event that the Credit Agreement is sought to be enforced against the Borrower in any action or proceeding in the Province of Ontario in accordance with the laws applicable thereto as expressly chosen by the parties, namely the laws of New York:
(i)	the courts of Ontario would recognize that choice of laws and such choice of law will be upheld as a valid choice of law if that choice was not made with a view to avoiding the consequences of the laws of any other jurisdiction and that choice is not otherwise contrary to Ontario public policy as such term is understood under Ontario Law (“Public Policy”); and

(ii)	if that choice of laws is valid, the courts of Ontario would apply the laws of New York to all issues that are to be determined by those laws under Ontario conflict of laws rules in that action or proceeding upon appropriate evidence as to those laws being adduced; however, an Ontario court will not apply any laws of New York which are contrary to Ontario Public Policy.

We have no reason to believe that the choice of New York Law as the governing law of the Credit Agreement would not be bona fide or would be contrary to Public Policy.

In addition, an Ontario court has an inherent power to decline to hear an action or proceeding if it is contrary to Public Policy for it to do so, or if that court is not the proper forum to hear that action or proceeding, or if concurrent proceedings are being brought elsewhere.

(9)	If an action or proceeding were brought in an Ontario court to enforce the Credit Agreement against the Borrower and that court were to apply Ontario Law to govern and interpret that document (either because that court finds that Ontario Law is the proper law of that document contrary to its express provisions which stipulate that it will be governed and interpreted by the laws of New York or because such laws are not proven in that action or proceeding), the Credit Agreement would constitute a legal, valid and binding obligation of the Borrower, enforceable against it in accordance with its terms.

(10)	Ontario Law permits an action to be brought in a court of competent jurisdiction in Ontario on any final and conclusive judgment in personam against the Borrower in respect of the Credit Agreement made by a court in a foreign jurisdiction, which is not impeachable as void or voidable under the internal laws of that foreign jurisdiction, for a sum certain if:
(i)	the court rendering that judgment had jurisdiction over the Borrower, as recognized by Ontario courts;

(ii)	that judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement of that judgment would not be contrary to Public Policy;

(iii)	the enforcement of that judgment does not constitute, directly or indirectly, the enforcement of foreign revenue or penal laws; and

(iv)	the action to enforce that judgment is taken within the applicable limitation period.
(11)	The Credit Agreement is in proper form for its enforcement in an Ontario court. None of the terms of the Credit Agreement are contrary to Public Policy and it would not be contrary to Public Policy for an Ontario court to hear an action or proceeding to enforce the Credit Agreement in Ontario.

(12)	The submission by the Borrower to the non-exclusive jurisdiction of the courts of New York pursuant to Section 9.13 of the Credit Agreement would be recognized and given effect by an Ontario court as a valid submission to the jurisdiction of such courts, provided that the provisions of the Credit Agreement respecting service of process on the Borrower are duly complied with.

The foregoing opinions are subject to the following qualifications:
(a)	the enforceability of the Credit Agreement is subject to bankruptcy, insolvency, reorganization, arrangement, winding-up, moratorium and other similar laws of general application affecting the enforcement of creditors’ rights generally;

(b)	the enforceability of the Credit Agreement may be limited by general principles of law relating to the conduct of the Agents and the Lenders prior to execution of or in the administration or performance of the Credit Agreement, including, without limitation, undue influence, unconscionability, duress, misrepresentation and deceit, estoppel and waiver, laches, and reasonableness and good faith in the exercise of discretionary powers;

(c)	the enforceability of the Credit Agreement is subject to general equitable principles, including the fact that the availability of equitable remedies, such as injunctive relief and specific performance, is in the discretion of a court;

(d)	we express no opinion as to the legality, validity, binding nature or enforceability of (1) provisions in the Credit Agreement purporting to waive the effect of applicable laws, (2) provisions that provide for the enforceability of the remaining terms and provisions of the Credit Agreement in circumstances in which certain other terms and provisions of Credit Agreement are illegal or unenforceable, (3) provisions that provide that certain rights or obligations are absolute or unconditional, (4) provisions related to waivers of remedies (or the delay or omission of enforcement of remedies), disclaimers, liability limitations or limitations on the obligations of the Lenders in circumstances in which a failure of condition or default by Borrower is not material, (5) provisions related to releases or waivers of legal or equitable rights, discharges or defenses, or reimbursement or indemnification in circumstances in which the person seeking reimbursement or indemnification has breached its duties under the Credit Agreement, or otherwise, or itself has been negligent, or (6) any power-of-attorney given under the Credit Agreement which is intended to bind successors and assigns which have not granted such powers by a power-of-attorney specifically executed by them.

(e)	we express no opinion as to the enforceability, in any particular circumstance, of any provision of the Credit Agreement which:
(i)	provides for the severability of illegal or unenforceable provisions;

(ii)	purports to establish evidentiary standards including those which state that certificates and determinations are to be treated as conclusive;

(iii)	purports to make a receiver or receiver and manager solely the agent of Borrower or to absolve the person appointing such receiver or receiver and manager of responsibility for its acts or omissions;

(iv)	directly or indirectly purports to exclude unwritten variations, amendments, waivers or consents; or

(v)	which provides that interest is payable at a higher rate after than before default;
(f)	the enforceability of any indemnity contained in the Credit Agreement may be limited by applicable law to the extent that it directly or indirectly relates to liabilities imposed on the Agents or the Lenders by law for which it would be contrary to public policy to require an indemnity of the Agents and the Lenders;

(g)	a court may not treat as conclusive those certificates and determinations of the Agents or the Lenders which the Credit Agreement state are to so be treated;

(h)	notwithstanding any provision of the Credit Agreement which provides that the obligations are payable on demand, the persons to which such obligations are payable may be required to provide the debtor thereunder with a reasonable period of time in which to pay before exercising any of the rights and remedies expressed to be exercisable in Credit Agreement;

(i)	we express no opinion as to the enforceability of any provision of the Credit Agreement which requires a party to pay, or to indemnify another party for, the costs and expenses of that other party in connection with judicial proceedings, since those provisions may derogate from a court’s discretion to determine by whom and to what extent these costs should be paid; and

(j)	we express no opinion with respect to (1) the availability of specific performance or other equitable remedies for noncompliance with any of the provisions contained in the Credit Agreement, or (2) the enforceability of provisions contained in the Credit Agreement relating to the effect of laws which may be enacted in the future; and

(k)	this opinion speaks only as of the date of this opinion and we undertake no responsibility to advise you of any changes in the law or the facts after the date hereof that would alter the scope or substance of the opinions expressed herein.
This opinion may be relied upon only by the addressees, and by the successors and permitted assigns of the Agents and the Lenders, for the purposes of the transaction contemplated by this opinion. It may not be relied upon by any other person or for any other purpose, nor may it be quoted in whole or in part or otherwise referred to, without our prior written consent.
Yours truly,
AED||TZ||MJS||CCVW||DL/yr

SCHEDULE 1.01(A) TO CREDIT AGREEMENT
Non-Canadian Borrowers
1. Thomson Finance SA
2. Thomson Holdings SA

SCHEDULE 1.01(B) TO CREDIT AGREEMENT
GUARANTEE
THIS GUARANTEE is dated as of ___, 2007
TO: Barclays Bank PLC (as Non-Canadian Administrative Agent for the Lenders under the Credit Agreement (as defined below), the “Non-Canadian Administrative Agent”), and to The Toronto-Dominion Bank (as Canadian Administrative Agent for the Lenders under the Credit Agreement, the “Canadian Administrative Agent”), and to each of the Lenders signatories to the Credit Agreement from time to time.

WHEREAS, the Non-Canadian Administrative Agent, the Canadian Administrative Agent, The Thomson Corporation (“Thomson”), certain Lenders and others have entered into a 364-day Revolving Credit Agreement dated as of May 24, 2007 and amended as of June 27, 2007 (the “Credit Agreement”, which term includes any amendments thereto from time to time); and
WHEREAS, it is a condition precedent to the obligations of the Non-Canadian Administrative Agent under the Credit Agreement that Thomson execute this guarantee (the “Guarantee”) in favor of the Non-Canadian Administrative Agent for the benefit of itself, for the benefit of the Canadian Administrative Agent and for the benefit of the Lenders, and for the benefit of the Canadian Administrative Agent for the benefit of itself and for the benefit of the Canadian Lenders;
NOW, THEREFORE, in consideration of the Non-Canadian Administrative Agent and the Canadian Administrative Agent entering into the Credit Agreement and other good and valuable consideration given by the Administrative Agents to Thomson, the receipt and sufficiency of which are acknowledged by THOMSON, THOMSON HEREBY COVENANTS as follows:
1.	DEFINITIONS
(1) In this Guarantee:
(a)	“Guaranteed Obligations” has the meaning ascribed thereto in Section 2(1) below; and

(b)	“Spot Rate of Exchange” means, in relation to the conversion of one currency to another on a particular day, the rate of exchange quoted by the Non-Canadian Administrative Agent as its spot rate of exchange for the conversion of such currency to the other applicable on the London foreign exchange market at or about 11:00 a.m. on such day.
(2) Any capitalized terms not defined herein shall have the meanings attributed thereto in the Credit Agreement.
(3) The headings in this Guarantee are inserted for convenience only and shall be ignored in construing this Guarantee. When the context so requires, words denoting the singular shall

SCHEDULE 1.01(B) TO CREDIT AGREEMENT
include the plural and vice versa, and words denoting corporations shall include persons and vice versa.
2. THE GUARANTEE
(1) Thomson hereby unconditionally and irrevocably guarantees to the Non-Canadian Administrative Agent, the Canadian Administrative Agent and the Lenders, the due and unconditional payment, performance and discharge by each Non-Canadian Borrower of all the obligations, direct or indirect, absolute or contingent, expressed to be binding upon it under the Credit Agreement (hereinafter referred to as the “Guaranteed Obligations”) and, without limitation, Thomson shall, if and whenever at any time and from time to time a Non-Canadian Borrower shall fail to pay, perform or discharge the Guaranteed Obligations, forthwith upon written demand by the Non-Canadian Administrative Agent, pay, perform and discharge such Guaranteed Obligations as if Thomson instead of the Non-Canadian Borrower were expressed to be the Obligor under the Credit Agreement.
(2) Notwithstanding any of the other provisions of this Guarantee, the amount for which Thomson may become liable hereunder in respect of any failure by any Non-Canadian Borrower to pay, perform or discharge any of the Guaranteed Obligations shall not in any event exceed the amount for which the Non-Canadian Borrower would be liable under the Credit Agreement except for any additional amounts payable by Thomson pursuant to Sections 2(4) and 9 hereof. Except in the case of the bankruptcy of Thomson, performance by Thomson of any obligation of the Non-Canadian Borrower under and in accordance with the provisions of the Credit Agreement shall be deemed to be performance by the Non-Canadian Borrower of such obligation.
(3) Without prejudice to the rights of the Non-Canadian Administrative Agent, the Canadian Administrative Agent or the Lenders against any Non-Canadian Borrower as principal debtor, Thomson shall, as between the Non-Canadian Administrative Agent, the Canadian Administrative Agent, the Lenders and itself, be liable as if it were principal debtor in respect of the Guaranteed Obligations of such Non-Canadian Borrower and not merely as surety and, accordingly, Thomson shall be fully liable irrespective of the validity, regularity or enforceability against such Non-Canadian Borrower of the Guaranteed Obligations and irrespective of the bankruptcy, insolvency, winding up, liquidation or reorganisation of such Non-Canadian Borrower or of the taking of any action for any of the foregoing or such Non-Canadian Borrower losing its separate corporate identity or any other fact or circumstances which would or might otherwise constitute a legal or equitable discharge of or defense to a guarantor or surety.
(4) Thomson shall indemnify and save the Non-Canadian Administrative Agent, the Canadian Administrative Agent and each Lender harmless from and against all claims, demands, losses and damages whatsoever, and reasonable costs and expenses, which the Non-Canadian Administrative Agent, the Canadian Administrative Agent or any Lender may suffer or incur or which may be made against them arising out of or in connection with (i) any failure of a Non-Canadian Borrower duly to pay, perform or discharge any of the Guaranteed Obligations or (ii) as a result of the obligation of a Non-Canadian Borrower under or pursuant to the Credit

SCHEDULE 1.01(B) TO CREDIT AGREEMENT
Agreement or the other Loan Documents being or becoming void, voidable, unenforceable or ineffective against the relevant Non-Canadian Borrower for any reason whatsoever.
3. CONTINUING GUARANTEE
(1) This Guarantee is a continuing guarantee and shall remain in full force and effect until all of the present and future Guaranteed Obligations shall have been paid, performed or discharged in full. This Guarantee shall not be considered as wholly or partially satisfied, or no longer in full force and effect, by the intermediate payment or satisfaction at any time of all or part of the Guaranteed Obligations or because at any time or from time to time during the term of the Credit Agreement, no Guaranteed Obligations are outstanding. The liability of Thomson under this Guarantee shall be absolute and unconditional irrespective of: (a) the lack of validity or enforceability of any terms of any of the Loan Documents; (b) any contest by the Borrowers or any other Person as to the amount of the Guaranteed Obligations or the validity or enforceability of any terms of the Loan Documents or the priority of any security granted to the Non-Canadian Administrative Agent, the Canadian Administrative Agent or the Lenders by any of the Borrowers or any other Person; (c) any loss of, or loss of value of, any security granted to the Non-Canadian Administrative Agent, the Canadian Administrative Agent or any of the Lenders; (d) any defense, counterclaim or right of set-off available to the Borrowers or any other Person; (e) any extensions of time or times for payment of the Guaranteed Obligations or other indulgences which the Lenders or the Non-Canadian Administrative Agent or the Canadian Administrative Agent may grant to the Borrowers or any other Person or any amendment to, alteration or renewal of, any of the Loan Documents or the Guaranteed Obligations, or any waiver (expressly or otherwise) by the Non-Canadian Administrative Agent, the Canadian Administrative Agent or the Lenders of any conditions therein; (f) any dealings with any security which the Lenders or the Non-Canadian Administrative Agent or the Canadian Administrative Agent hold or may hold pursuant to the terms and conditions of the Loan Documents, including the taking, giving up or exchange of securities, the variation or realization thereof, the accepting of compositions and the granting of releases and discharges; (g) the assignment of all or any part of the benefits of this Guarantee; (h) any invalidity, non-perfection or unenforceability of any security held by the Lenders or the Non-Canadian Administrative Agent or the Canadian Administrative Agent, or any irregularity or defect in the manner or procedure by which the Non-Canadian Administrative Agent, the Canadian Administrative Agent and the Lenders realize on such security; and (i) any other circumstances which might otherwise constitute a defense available to, or a discharge of, Thomson, the Borrowers or any other Person in respect of the Guaranteed Obligations or this Guarantee.
(2) No assurance, security or payment which may be avoided under any laws relating to bankruptcy, insolvency or corporate reorganisation and no release, settlement or discharge of Thomson which may have been given or made on the faith of any such assurance, security or payment shall prejudice or affect the right of the Non-Canadian Administrative Agent, the Canadian Administrative Agent or the Lenders to recover from Thomson to the full extent of this Guarantee just as if such release, settlement or discharge had not occurred.

SCHEDULE 1.01(B) TO CREDIT AGREEMENT
4. CONCESSIONS, WAIVERS, ETC.
Thomson waives any rights it may have as surety under any Applicable Law which may at any time be inconsistent with any of the provisions hereof or which it may have of first requiring the Non-Canadian Administrative Agent, the Canadian Administrative Agent and/or the Lenders to proceed against or claim payment from a Non-Canadian Borrower or any other party or parties. The Administrative Agents, without notice to Thomson and without affecting or impairing the obligations of Thomson hereunder, may grant time, indulgences, concessions, releases and discharges to, may take security from and give the same and any or all existing security up to, may abstain from taking security from, or from perfecting security of, may effect compositions from, and may otherwise deal with, a Non-Canadian Borrower and all other parties as the Administrative Agents may see fit and generally may otherwise do or omit to do any act or thing which, but for this provision, might operate to affect or impair the obligations of Thomson hereunder. The obligations of Thomson hereunder shall not be affected or impaired by any amendment or modification to the Credit Agreement provided that Thomson has given its prior written consent thereto.
5. WAIVER OF PRESENTMENT, ETC.
Subject only to the provisions of Section 2(1) requiring demand, Thomson hereby waives notice of the acceptance of this Guarantee and of presentment, demand and protest and notices of non-payment and dishonor and any other demands and notices required by any Applicable Law.
6. LIQUIDATION OF NON-CANADIAN BORROWERS
In the event that a Non-Canadian Borrower shall become insolvent or be liquidated or wound up or shall otherwise effect a composition with its creditors, no amount which any Administrative Agent may receive from the assets of that Non-Canadian Borrower shall prejudice the right of such Administrative Agent to recover from Thomson hereunder the ultimate balance remaining unpaid by that Non-Canadian Borrower to such Administrative Agent in relation to the Guaranteed Obligations, and Thomson shall have no right to be subrogated to such Administrative Agent in respect of any amounts paid by Thomson to such Administrative Agent hereunder until such Administrative Agent shall have received complete satisfaction of all the Guaranteed Obligations whereupon Thomson shall be subrogated to such Administrative Agent. In the event of any liquidation, winding up or similar proceedings in respect of a Non-Canadian Borrower, Thomson will not (unless agreed by the applicable Administrative Agent) prove in competition with such Administrative Agent for any moneys owing to Thomson by that Non-Canadian Borrower on any account whatsoever.
7. OTHER COLLATERAL
This Guarantee shall be in addition to and shall not be in any way prejudiced or affected by:
(a)	any collateral or other security now or hereafter held by any Administrative Agent for all or any part of the Guaranteed Obligations; or

SCHEDULE 1.01(B) TO CREDIT AGREEMENT
(b)	any lien to which any Administrative Agent may be otherwise entitled; or

(c)	the liability of any person, corporation or entity not a party hereto for all or any part of the Guaranteed Obligations.
8. SET-OFF
Nothing herein contained shall restrict or adversely affect or be construed to restrict or adversely affect any right of set-off which any Administrative Agent may have at law against any amounts now or hereafter standing to the credit of Thomson with such Administrative Agent on any account.
9. PAYMENTS
All payments to be made by Thomson hereunder shall be made to the Administrative Agents in such funds as are provided in the Credit Agreement to the account of the Administrative Agents at the address therein provided for payments by the relevant Non-Canadian Borrower. Any and all such payments made by Thomson shall be made free and clear of, and without deduction or withholding for or on account of, any present or future Taxes. If any Taxes are required to be deducted or withheld from any amounts payable to any Administrative Agent hereunder (for its own account or on behalf of the other Administrative Agent or a Lender) or are required to be remitted by such Administrative Agent (or the other Administrative Agent or a Lender) on account of such Taxes, the amounts so payable shall be increased to the extent necessary so that after making all required deductions, withholdings or remittances of Taxes (including deduction, withholdings and remittance of Taxes applicable to amounts paid under this Section 9), such Administrative Agent (or the Lenders) receives a net amount equal to the full amount they would have received if no deduction, withholding or remittance had been made. Whenever any Taxes are payable with respect to amounts payable under this Guarantee, as promptly as possible thereafter Thomson shall send to the applicable Administrative Agent for its own account or for the account of the other Administrative Agent or an applicable Lender, a certified copy of an original official receipt received by Thomson showing payment thereof. If Thomson fails to pay or cause to be paid any Taxes when due to the appropriate taxing authority or fails to remit to the applicable Administrative Agent the required receipts or other required documentary evidence, or if such Taxes are imposed on or paid by any Administrative Agent or a Lender, Thomson shall indemnify such Administrative Agent and the Lenders for all such Taxes, including Taxes, interest or penalties thereon. If Thomson pays any additional amount pursuant to this Section 9 and if any Administrative Agent receives any tax benefit or credit as a result thereof that is in the opinion of such Administrative Agent (or the applicable Lender) directly traceable to the amount paid by Thomson, such Administrative Agent will, upon receipt of such credit or benefit, pay to Thomson such amount as such Administrative Agent, in its absolute discretion and without the obligation to incur additional legal, accounting or professional costs, considers to be fair and reasonable in all the circumstances. A permitted assignee of any Administrative Agent shall be entitled to receive additional amounts pursuant to this Section for its own account only to the extent that such Administrative Agent would have been so entitled had there been no such

SCHEDULE 1.01(B) TO CREDIT AGREEMENT
assignment. The agreements in this Section 9 shall survive the termination of this Guarantee and the payment of the obligations hereunder and all other amounts payable hereunder.
10. DELAY, REMEDIES
No failure to exercise and no delay in exercising on the part of the Administrative Agents, any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege preclude any other further exercise thereof, or the exercise of any other rights, power or privilege. The rights and remedies herein provided are cumulative and not exclusive of any rights or remedies provided by law.
11. NOTICES
Any notice or other communication hereunder shall be in writing and shall be given by telecopy or by hand-delivery. Any such notice or other communication shall be duly given when sent, if by telecopy, or when hand delivered if a Business Day in the location of the addressee or, if not, on the next Business Day in the location of the addressee. Notice of change of address shall also be governed by this Section. Notices and other communications shall be addressed as provided for in the Credit Agreement.
12. CURRENCY INDEMNITY
Any payment made on account of an amount that is payable hereunder to or for the account of the Non-Canadian Administrative Agent, the Canadian Administrative Agent or a Lender (hereinafter referred to as the “Relevant Lender”) in a currency (the currency in which the relevant payment is made being hereinafter referred to as the “Relevant Currency”) other than the currency due hereunder (such latter currency being hereinafter referred to as the “Agreed Currency”) whether as a result of any judgment or order of a court or tribunal of any jurisdiction or the enforcement thereof or the liquidation of the Guarantor shall only constitute a discharge to Thomson to the extent of the amount of the Agreed Currency which the Non-Canadian Administrative Agent, the Canadian Administrative Agent or the Relevant Lender, as the case may be, is able, on the date of receipt by it of such payment in the Relevant Currency in accordance with normal banking procedures (or, in the case of any such date which is not a Business Day, on the next succeeding Business Day), to purchase based upon the Spot Rate of Exchange with the amount of the Relevant Currency so received by it on such date. If the amount of the Agreed Currency which the Non-Canadian Administrative Agent, the Canadian Administrative Agent or the Relevant Lender, as the case may be, is so able to purchase falls short of the amount of the Agreed Currency originally due to the Non-Canadian Administrative Agent, the Canadian Administrative Agent or the Relevant Lender under this Guarantee, Thomson shall indemnify and hold the Non-Canadian Administrative Agent, the Canadian Administrative Agent and the Lenders harmless against any loss or damage arising as a result, and if the amount of the Agreed Currency which the Non-Canadian Administrative Agent, the Canadian Administrative Agent or the Relevant Lender is so able to purchase exceeds such amount of the Agreed Currency, the Non-Canadian Administrative Agent, the Canadian Administrative Agent or such Relevant Lender, as the case may be, shall promptly remit such

SCHEDULE 1.01(B) TO CREDIT AGREEMENT
excess to Thomson, it being understood by Thomson that the Non-Canadian Administrative Agent, the Canadian Administrative Agent and the Lenders, by their acceptance of this Guarantee, undertake to remit such excess. This indemnity shall constitute a separate and independent obligation from the other obligations contained in this Guarantee, shall give rise to a separate and independent cause of action and shall apply irrespective of any indulgence granted by the Non-Canadian Administrative Agent from time to time and shall continue in full force and effect notwithstanding any judgment or order for a liquidated sum in respect of any amount due hereunder or under any such judgment or orders.
13. ASSIGNMENT
This Guarantee shall be binding upon Thomson and its successors and permitted assigns and inure to the benefit of the Administrative Agents and their successors and permitted assigns, except that Thomson may not assign its obligations hereunder without the prior written consent of the Administrative Agents and it is understood that the Administrative Agents may assign their rights hereunder in whole or in part only on assigning its rights under and to the extent permitted by the Credit Agreement and to the same assignee.
14. INTEREST ACT (CANADA)
       Thomson hereby acknowledges that certain of the rates of interest applicable to the Guaranteed Obligations may be computed on the basis of a year of 360 days or 365 days, as the case may be and paid for the actual number of days elapsed. For purposes of the Interest Act (Canada), whenever any interest is calculated using a rate based on a year of 360 days or 365 days, as the case may be, such rate determined pursuant to such calculation, when expressed as an annual rate is equivalent to (i) the applicable rate based on a year of 360 days or 365 days, as the case may be, (ii) multiplied by the actual number of days in the calendar year in which the period for such interest is payable (or compounded) ends, and (iii) divided by 360 or 365, as the case may be.
15. GOVERNING LAW
This Guarantee shall be governed by and construed in accordance with the laws of the state of New York.
16. SUBMISSION TO JURISDICTION
     Thomson and the Administrative Agents irrevocably submit to the non-exclusive jurisdiction of the courts of the State of New York, the courts of the United States of America for the Southern District of New York, and appellate courts from any thereof, for all matters arising out of or in connection with this Guarantee. By execution and delivery of this Guarantee, Thomson accepts, for itself and in respect of its property, generally and unconditionally, the jurisdiction of the aforesaid courts for legal proceedings arising out of or in connection with this Guarantee and irrevocably consents to receive service of process in relation to any such legal proceedings at its address at Metro Center, One Station Place, Stamford, Connecticut 06902.

SCHEDULE 1.01(B) TO CREDIT AGREEMENT
Nothing herein shall affect the right to serve process in any other manner permitted by law or the right of the Administrative Agents to bring legal action or proceedings in any other competent jurisdiction. Thomson further agrees that the aforesaid courts shall have exclusive jurisdiction with respect to any claim or counterclaim of Thomson based upon the assertion that the rate of interest charged by the Administrative Agents on or under this Guarantee, the Loans and/or the other Loan Documents is usurious. Thomson hereby waives any right to stay or dismiss any action or proceeding under or in connection with any or all of this Guarantee or any other Loan Document brought before the foregoing courts on the basis of forum non-conveniens or improper venue.
IN WITNESS whereof this Guarantee has been duly executed by Thomson as of the date first above written.
THE THOMSON CORPORATION
By:
Name:
Title:
[                                                            ]
By:
Name:
Title:

SCHEDULE 1.01(C) TO CREDIT AGREEMENT
Lenders, Applicable Lending Offices, Commitments
and Initial Commitment Percentages
1. Non-Canadian Lenders

			Non-Canadian
	Applicable Lending	Non-Canadian	Lender Commitment
Non-Canadian Lender	Office	Lender Commitment	Percentage

Barclays Bank PLC	Barclays Capital Services LLC 200 Cedar Knolls Road Whippany, NJ 07981	£650,000,000.00	38.61386%

The Royal Bank of Scotland plc	101 Park Avenue, 6th Fl, New York, NY 10178	£650,000,000.00	38.61386%

Bear Stearns Corporate Lending Inc.	c/o Bear Stearns & Co. Inc., 383 Madison Avenue - 8th Floor, New York, NY 10179	£191,666,666.67	11.38614%

Lehman Commercial Paper Inc.	745 7th Avenue, 16th Floor New York, NY 10019	£191,666,666.67	11.38614%

TOTAL		£ 1,683,333,333	100%

2. Canadian Lenders

			Canadian Lender
	Applicable Lending	Canadian Lender	Commitment
Canadian Lender	Office	Commitment	Percentage

The Toronto-Dominion Bank, New York Branch	31 West 52nd Street New York, NY 10019	£650,000,000.00	20.85561%

JPMorgan Chase Bank, N.A., Toronto Branch	200 Bay Street, Suite 1800 Royal Bank Plaza, South Tower Toronto, Ontario, Canada M5J 2J2	£340,000,000.00	10.90909%

Bank of America, N.A., Canada Branch	200 Front Street West, Suite 2700 Toronto, Ontario, Canada M5V3L2	£340,000,000.00	10.90909%

SCHEDULE 1.01(C) TO CREDIT AGREEMENT

			Canadian Lender
	Applicable Lending	Canadian Lender	Commitment
Canadian Lender	Office	Commitment	Percentage

Royal Bank of Canada	One Liberty Plaza, 3rd Floor 165 Broadway New York, NY 10006	£340,000,000.00	10.90909%

Bank of Montreal, Chicago Branch	115 South LaSalle St Chicago, IL	£340,000,000.00	10.90909%

Deutsche Bank AG, Canada Branch	199 Bay Street, Suite 4700, P.O. Box 263 Toronto, Ontario, Canada M5L 1E9	£340,000,000.00	10.90909%

UBS AG Canada Branch	161 Bay Street, Suite 4100 BCE Place Toronto, Ontario, Canada M5J 2S1	£191,666,666.67	6.14973%

Merrill Lynch Capital Canada Inc.	BCE Place 181 Bay Street-Suite 400 Toronto, Ontario, Canada M5J2V8	£191,666,666.67	6.14973%

Morgan Stanley Senior Funding (Nova Scotia)	Suite 900 1959 Upper Water Street Halifax, NS B3J 2X2 Canada	£191,666,666.67	6.14973%

Citibank, N.A., Canadian Branch	123 Front Street, Suite 1100 Toronto, Ontario, Canada M5J 2M3	£191,666,666.67	6.14973%

TOTAL		£ 3,116,666,667	100%

SCHEDULE 1.01(D) TO CREDIT AGREEMENT
Mandatory Cost Formulae
1. The Mandatory Cost is an addition to the interest rate to compensate Lenders for the cost of compliance with (a) the requirements of the Bank of England and/or the Financial Services Authority (or, in either case, any other authority which replaces all or any of its functions) or (b) the requirements of the European Central Bank.
2. On the first day of each Interest Period (or as soon as possible thereafter) the Administrative Agent shall calculate, as a percentage rate, a rate (the “Additional Cost Rate”) for each Lender, in accordance with the paragraphs set out below. The Mandatory Cost will be calculated by the Administrative Agent as a weighted average of the Lenders’ Additional Cost Rates (weighted in proportion to the percentage participation of each Lender in the relevant Loan) and will be expressed as a percentage rate per annum.
3. The Additional Cost Rate for any Lender lending from a facility office in a Participating Member State will be the percentage notified by that Lender to the Administrative Agent. This percentage will be certified by that Lender in its notice to the Administrative Agent to be its reasonable determination of the cost (expressed as a percentage of that Lender’s participation in all Loans made from that facility office) of complying with the minimum reserve requirements of the European Central Bank in respect of loans made from that facility office.
4. The Additional Cost Rate for any Lender lending from a facility office in the United Kingdom will be calculated by the Administrative Agent as follows:
(a)	in relation to a sterling Loan:
per cent. per annum

(b)	in relation to a Loan in any currency other than sterling:
per cent. per annum.
     Where:
     A is the percentage of Eligible Liabilities (assuming these to be in excess of any stated minimum) which that Lender is from time to time required to maintain as an interest free cash ratio deposit with the Bank of England to comply with cash ratio requirements.
     B is the percentage rate of interest (excluding the Applicable Margin and the Mandatory Cost and the Default Rate) payable for the relevant Interest Period on the Loan.
     C is the percentage (if any) of Eligible Liabilities which that Lender is required from time to time to maintain as interest bearing Special Deposits with the Bank of England.
     D is the percentage rate per annum payable by the Bank of England to the Administrative Agent on interest bearing Special Deposits.

SCHEDULE 1.01(D) TO CREDIT AGREEMENT
     E is designed to compensate Lenders for amounts payable under the Fees Rules and is calculated by the Administrative Agent as being the average of the most recent rates of charge supplied by the Reference Banks to the Administrative Agent pursuant to paragraph 7 below and expressed in pounds per £1,000,000.
5. For the purposes of this Schedule:
     (a) “Eligible Liabilities” and “Special Deposits” have the meanings given to them from time to time under or pursuant to the Bank of England Act 1998 or (as may be appropriate) by the Bank of England;
     (b) “Fees Rules” means the rules on periodic fees contained in the FSA Supervision Manual or such other law or regulation as may be in force from time to time in respect of the payment of fees for the acceptance of deposits;
     (c) “Fee Tariffs” means the fee tariffs specified in the Fees Rules under the activity group A.1 Deposit acceptors (ignoring any minimum fee or zero rated fee required pursuant to the Fees Rules but taking into account any applicable discount rate); and
     (d) “Tariff Base” has the meaning given to it in, and will be calculated in accordance with, the Fees Rules.
6. In application of the above formulae, A, B, C and D will be included in the formulae as percentages (i.e. 5 per cent. will be included in the formula as 5 and not as 0.05). A negative result obtained by subtracting D from B shall be taken as zero. The resulting figures shall be rounded to four decimal places.
7. If requested by the Administrative Agent, each Reference Bank shall, as soon as practicable after publication by the Financial Services Authority, supply to the Administrative Agent, the rate of charge payable by that Reference Bank to the Financial Services Authority pursuant to the Fees Rules in respect of the relevant financial year of the Financial Services Authority (calculated for this purpose by that Reference Bank as being the average of the Fee Tariffs applicable to that Reference Bank for that financial year) and expressed in pounds per £1,000,000 of the Tariff Base of that Reference Bank.
8. Each Lender shall supply any information required by the Administrative Agent for the purpose of calculating its Additional Cost Rate. In particular, but without limitation, each Lender shall supply the following information on or prior to the date on which it becomes a Lender:
     (a) the jurisdiction of its facility office; and
     (b) any other information that the Administrative Agent may reasonably require for such purpose.

SCHEDULE 1.01(D) TO CREDIT AGREEMENT
Each Lender shall promptly notify the Administrative Agent of any change to the information provided by it pursuant to this paragraph.
9. The percentages of each Lender for the purpose of A and C above and the rates of charge of each Reference Bank for the purpose of E above shall be determined by the Administrative Agent based upon the information supplied to it pursuant to paragraphs 7 and 8 above and on the assumption that, unless a Lender notifies the Administrative Agent to the contrary, each Lender’s obligations in relation to cash ratio deposits and Special Deposits are the same as those of a typical bank from its jurisdiction of incorporation with a facility office in the same jurisdiction as its facility office.
10. The Administrative Agent shall have no liability to any person if such determination results in an Additional Cost Rate which over or under compensates any Lender and shall be entitled to assume that the information provided by any Lender or Reference Bank pursuant to paragraphs 3, 7 and 8 above is true and correct in all respects.
11. The Administrative Agent shall distribute the additional amounts received as a result of the Mandatory Cost to the Lenders on the basis of the Additional Cost Rate for each Lender based on the information provided by each Lender and each Reference Bank pursuant to paragraphs 3, 7 and 8 above.
12. Any determination by the Administrative Agent pursuant to this Schedule in relation to a formula, the Mandatory Cost, an Additional Cost Rate or any amount payable to a Lender shall, in the absence of manifest error, be conclusive and binding on all Parties.
13. The Administrative Agent may from time to time, after consultation with the Borrower and the Lenders, determine and notify to all parties to the Agreement any amendments which are required to be made to this Schedule in order to comply with any change in law, regulation or any requirements from time to time imposed by the Bank of England, the Financial Services Authority or the European Central Bank (or, in any case, any other authority which replaces all or any of its functions) and any such determination shall, in the absence of manifest error, be conclusive and binding on all such parties.
For purposes of this Schedule, the capitalised terms used herein shall have the following definitions:
“Participating Member State” means any member state of the European Communities that adopts or has adopted the euro as its lawful currency in accordance with legislation of the European Community relating to Economic and Monetary Union.
“Reference Banks” means, in relation to LIBOR and Mandatory Cost the principal London offices of Barclays Bank PLC or such other banks as may be appointed by the Administrative Agents in consultation with the Borrower.

SCHEDULE 2.04(E) TO CREDIT AGREEMENT
[Note: Confidential portions of this schedule have been redacted.]
Fees
1. Upfront Fee. A fee of *.**% of the aggregate amount of undrawn Commitments and Loans outstanding with respect to each Lender as of the date of completion of a general syndication satisfactory to the Non-Canadian Administrative Agent will be paid to each such Lender on such date.
2. August 31, 2007 Fee. A fee of *.***% of the aggregate amount of undrawn Commitments and Loans outstanding with respect to each Lender as of such date will be paid to such Lender on August 31, 2007.
3. February 28, 2008 Fee. Should the Effective Date not have occurred prior to February 28, 2008, a fee of *.***% of the aggregate amount of undrawn Commitments and Loans outstanding with respect to each Lender as of such date will be paid to such Lender on February 28, 2008.
4. Extension/Term-Out Fee. (a) If an Extension Request is issued by the Borrowers and accepted by the Extending Lenders, and the Borrowers elect to extend the Revolving Termination Date pursuant to Section 2.19, a fee of *.***% of the aggregate amount of the undrawn Commitments and Loans outstanding of each Extending Lender will be paid to such Extending Lender on the date such extension becomes effective, or (b) if the Borrowers elect to extend the date on which payment of outstanding Revolving Loans are due to the Term-Out Maturity Date pursuant to Section 2.06(c)(ii), then a fee of *.***% of the aggregate amount of the undrawn Commitments and Loans outstanding of each Lender will be paid to such Lender on the date such extension to the Term-Out Maturity Date becomes effective; provided that, for the avoidance of doubt, no fees payable pursuant to this Section 4 shall be paid to any Non-Extending Lenders.
5. Effective Date Fee. On the Effective Date, a fee will be paid to each Lender in the amount of (a) *.***%, if such date occurs on or before February 28, 2008 or (b) *.***% at any time thereafter, of the aggregate amount of undrawn Commitments and Loans outstanding with respect to each such Lender.
All of the fees set forth in this Schedule 2.04(e) shall be payable in Committed Currency by reference to the Equivalent thereof. All of the fees shall be payable pro rata by the Non-Canadian Borrowers and the Canadian Borrower in accordance with the relative Commitments of the Non-Canadian Lenders and the Canadian Lenders to the Non-Canadian Borrowers and the Canadian Borrower, respectively.